Exhibit 99.3

Manulife 2023 Management information circular Manulife Financial Corporation Annual Meeting May 11, 2023 Notice of annual meeting of shareholders Your participation is important. Please read this document and vote.

Notice of annual meeting of common shareholders

You’re invited to attend our 2023 annual meeting of common shareholders

  When

   May 11, 2023

   11 a.m. (Eastern time)

  Where

   Manulife Head Office

   200 Bloor Street East

   Toronto, Canada

  How to attend

   Our 2023 annual

   meeting will be held

   in person at the address

   above and by live

   webcast online at

https://
web.lumiagm.com/
467771061

   Please read the voting

   section starting on

   page 6 for detailed

   information about how to

   attend the meeting, vote

   and ask questions. More

   information and updates

   on how to attend the

   meeting will be made

   available on our website

(https://

www.manulife.com/en/

investors/annual-

meeting.html).

Four items of business

• Receiving the consolidated financial statements and auditors’ reports for the year ended December 31, 2022

• Electing directors

• Appointing the auditors

• Having a say on executive pay

Other matters that are properly brought before the meeting will be considered, but we are not aware of any at this time. The annual meeting for The Manufacturers Life Insurance Company will be held at the same time and will also be held in person and by live webcast.

Anyone can attend the meeting, but you need to register as a shareholder or proxyholder to vote or ask questions.
By order of the board of directors, Antonella Deo Corporate Secretary March 15, 2023

Message to shareholders

Don Lindsay Chair of the Board

Dear fellow shareholders,

On behalf of the board of directors, we are pleased to invite you to the annual meeting of common shareholders of Manulife Financial Corporation on May 11, 2023. As a holder of common shares, you have the right to receive our financial statements and vote your shares at the meeting.

Our 2023 management information circular, which starts on page 2, includes important information about the business of the meeting and the items you will be voting on, as well as information about our corporate governance practices and executive compensation program. Please read the circular before you vote your shares.

Manulife continues to accelerate growth, leveraging the solid foundation that we have built for future success. Over the past several years, Roy Gori and the executive leadership team have continued to show steadfast leadership, anchored always in our values. Their commitment, ownership and spirit have driven resilient results despite the challenges and impacts presented by an unpredictable macroeconomic environment and an unprecedented global pandemic. With their leadership, and the strength of Manulife’s global team, the company has delivered on key commitments made to shareholders, and achieved record net income in 2022.

Your Board has remained focused on providing oversight and guidance to the leadership team to ensure effective oversight of the company given its current operations and strategy. After nearly two years of virtual meetings, the opportunity to adopt a hybrid meeting schedule has enabled optimal participation from our directors and enhanced our ability to attract talented directors from around the globe.

We have also continued our focus on board succession and diversity. You can read more about our progress on these matters and others throughout the circular, including that women represent seven of the 11 independent directors nominated for election.

On behalf of the Board and Manulife’s shareholders, customers, and colleagues, I would like to offer our sincere thanks to John Cassaday for his 30 years of service. We have marked many milestones during that time, and we are grateful for his unwavering leadership and many contributions to the Company. John’s sense of duty, grace, insight, and wisdom have served the Company well, and he will be missed. We wish him the very best in his future endeavours. We would also like to thank Joseph Caron, whose term as director will end at the close of our 2023 annual meeting, for his 12 years of service and dedication. His many contributions to Manulife are greatly appreciated. Looking to the future, I appreciate the trust you have placed in me and I am humbled to serve as the Chair of your Board as we work together to achieve our bold ambition.

You can read about Manulife’s accomplishments in 2022 and their impact on our executive pay beginning on page 40. You will also find a more detailed discussion of the year’s performance and Manulife’s strategic progress in our 2022 annual report - available at manulife.com.

Please read the circular and vote your shares

The meeting will be held in person and by live webcast on May 11, 2023 at 11:00 a.m. (Eastern time). You can find information about how to attend the meeting on page 6.

Your vote is important to us – we encourage you to consider the information set out in the circular and exercise your voting rights. See page 7 for details about how to vote.

The meeting will cover four items of business: (1) receiving our financial statements; (2) voting to elect directors; (3) voting to appoint the auditors; and (4) voting to have a ‘say on executive pay’. You will vote on all items except for the financial statements. The board recommends you vote FOR items 2 to 4.

We look forward to welcoming you at the meeting.

Don Lindsay

Chair of the Board

March 15, 2023

2023 Management information circular	1

About this Management

Information Circular

This management information circular is being made available to you because you owned common shares of Manulife Financial Corporation as of the close of business on March 15, 2023. It includes important information about the meeting, the items of business to be covered and how to vote your shares.

You’re entitled to receive notice of, and vote these shares at, our 2023 annual meeting of common shareholders.

Management is soliciting your proxy for the meeting, which means we’re contacting you to encourage you to vote. This will be done mainly by mail, but you may also be contacted by phone, including in connection with the use of the Broadridge QuickVote™ service. We have retained Kingsdale Advisors (Kingsdale), and they may assist us with this process. We pay the costs of the engagement with Kingsdale, which we expect to be approximately $47,250.

In this document:

•	we, us, our, company and Manulife mean Manulife Financial Corporation
•	you, your and shareholder refer to holders of Manulife common shares
•	circular means this management information circular
•	meeting means our annual meeting of common shareholders on May 11, 2023
•	common shares or shares means common shares of Manulife Financial Corporation
•	Manufacturers Life means The Manufacturers Life Insurance Company

Information in this circular is as at February 28, 2023 and in Canadian dollars, unless indicated otherwise. Any information contained in, or otherwise accessible through, websites mentioned in this circular does not form a part of this document.

For more information

You can find financial information about Manulife in our 2022 annual report, which includes our audited consolidated financial statements and management’s discussion and analysis (MD&A) for the year ended December 31, 2022. The audit committee section of our annual information form has information about the audit committee, including the committee charter.

These documents are available on manulife.com, on SEDAR (sedar.com), and on EDGAR (sec.gov/edgar). You can also ask us for a copy of our 2022 annual report – simply email us at shareholder_services@manulife.com.

Important information about your shares

Third parties may contact you with unsolicited offers to buy your shares, often at prices below market value. Securities administrators in Canada and the U.S. have expressed serious concerns about these types of offers, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities. Investors should exercise caution with these types of offers.

Manulife is not associated with these offers and does not endorse or approve them. If you are contacted with an offer to buy your Manulife shares or have any questions about your shares, please speak with your investment advisor or contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

2	Manulife Financial Corporation

Delivery of the 2023 management information circular

As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions Canada, we are using notice and access to deliver this circular to both our registered and non-registered (beneficial) shareholders.

What is notice and access?

Instead of receiving a paper copy of the circular, a package was sent to shareholders with a notice explaining how to access the circular online and how to request a paper copy. A form of proxy for registered shareholders and ownership statement holders, or a voting instruction form for non-registered (beneficial) shareholders, was included with the notice with instructions so you can vote your shares.

How to access the circular online

Our website: https://www.manulife.com/en/investors/annual-meeting.html

Our transfer agent’s website: www.meetingdocuments.com/TSXT/MFC

On SEDAR: www.sedar.com

How to request a paper copy of the circular

Shareholders may request a paper copy of the circular up to one year from the date the circular was filed on SEDAR. If you would like to receive a paper copy prior to the meeting, please follow the instructions provided in the notice or make a request by going to www.meetingdocuments.com/TSXT/MFC or contacting our transfer agent, TSX Trust Company (TSX Trust), via telephone at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801, or via email at tsxt-fulfilment@tmx.com.

If you have questions about notice and access please call TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864.

Sign up for e-delivery

We want to provide you with information the way you want to receive it. You can choose to receive your shareholder materials online instead of in the mail.

Non-registered (beneficial) shareholders

Visit proxyvote.com and enter the control number from your voting instruction form. Select “sign up”
to go paperless.

Registered shareholders and non-registered ownership statement holders

Visit tsxtrust.com/MFCdigital and follow the instructions.

2023 Management information circular	3

Where to find it

This symbol tells you where you can find more information

4	Manulife Financial Corporation

About the meeting

This year’s annual meeting is on May 11, 2023.

Read this section to find out who can vote, how you can vote and what you will be voting on.

Questions?

Call our transfer agent in your region if you have any questions about the meeting. Registered holders can also call our transfer agent to get information on options for managing your share account.

Canada	1-800-783-9495

United States	1-800-249-7702

Hong Kong	852-2980-1333

Philippines	632-5318-8567

Where to find it

Who can vote	6
How to vote	7
What the meeting will cover	12

2023 Management information circular	5

Who can vote

If you held Manulife common shares as of 5 p.m. (Eastern time) on March 15, 2023 (the record date), you’re entitled to receive notice of, and vote at, our 2023 annual meeting. We had 1,858,297,688 common shares outstanding as of this date and each share carries one vote.

About quorum Before the meeting can go ahead, at least two shareholders have to be present at the meeting, in person or by proxy.

We must receive a simple majority of votes cast for an item to be approved.

Voting restrictions

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance (Canada)):

•	the Government of Canada or any of its political subdivisions or agencies
•	the government of a province or any of its political subdivisions or agencies
•	the government of a foreign country or any foreign government’s political subdivisions or agencies
•	any person who has acquired more than 10% of any class of shares of Manulife.

Also, if any person, an entity controlled by any person, or any person together with an entity that person controls, beneficially owns more than 20% of the shares that can be voted, that person or entity cannot vote unless the Minister of Finance (Canada) allows it.

We are not aware of any person who beneficially owns or exercises control or direction (directly or indirectly) over more than 10% of the voting rights attached to Manulife common shares.

How to attend the meeting

In person

The meeting will be held at our head office in Toronto at 200 Bloor Street East on May 11, 2023 at 11:00 a.m. (Eastern time). Please register with our transfer agent when you arrive.

Online as a shareholder

1.  Log in: https://web.lumiagm.com/467771061. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a control number”

3.  Enter your control number (see pages 7 to 11 for more information)

4.  Enter your password: “manulife2023” (case sensitive)

Online as a guest

1.  Log in: https://web.lumiagm.com/467771061.

2.  Click “I am a guest” and then complete the required fields.

Shareholders and their duly appointed proxyholders will be able to ask questions and vote during the meeting. For more information about how to vote during the meeting and ask questions, please see pages 7 to 10. Additional instructions will be provided at the meeting, as necessary. Questions should be of interest to all shareholders, not personal in nature. If your question relates to a personal matter, we will contact you after the meeting to follow up on your question. If we cannot answer a question during the meeting because of timing or technical limitations, we will follow up with you as soon as practicable after the meeting.

Anyone can attend the meeting as a guest, but guests cannot vote or ask questions.

More information and updates on how to attend the meeting will be available on our website (https://www.manulife.com/en/investors/annual-meeting.html).

6	Manulife Financial Corporation

About the Meeting

Please make sure your browser is compatible before you try to access the meeting online

To access the meeting online either as a shareholder or a guest you will need the latest versions of Chrome, Safari, Edge or Firefox. Please do not use Internet Explorer. You should log in early to make sure your browser is compatible. Internal network security protocols including firewalls and virtual private network (VPN) connections may block access. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted by the security settings of your organization. In the event of difficulties during the registration process or with accessing and attending the meeting, please contact TSX Trust at 1-800-783-9495 (Canadian residents), 1-800-249-7702 (U.S. residents) or 416-682-3864 (rest of world).

How to vote

There are two ways to vote – by proxy before the meeting, or during the meeting. How you vote depends on whether you’re a registered shareholder, an ownership statement holder or a non-registered (beneficial) shareholder.

Shareholders are encouraged to vote their shares and submit proxies before the meeting.

See page 11 for important details about voting by proxy.

Registered shareholders and non-registered ownership statement holders

(your package includes a proxy form)

You’re a registered shareholder if you have a share certificate in your name or your shares are recorded electronically in the Direct Registration System (DRS) maintained by our transfer agent.

You’re an ownership statement holder if you hold a share ownership statement that was issued when Manufacturers Life demutualized.

Vote by proxy You or your authorized representative must complete the proxy form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your proxy form. You will need the personal identification/control number on the form.
By phone (Canada and U.S. only) – Call the toll-free number on the proxy form and follow the instructions. You will need the personal identification/control number on the form.
By mail – Complete your proxy form and return it in the envelope provided.
On your smartphone – Use the QR code found on your proxy form.

Your proxy must be received by 5 p.m. (Eastern time) on May 9, 2023 for your vote to be counted. If you’re mailing your proxy form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

Vote in person at the meeting You will need to bring photo identification with you to the meeting.	Check in with our transfer agent when you arrive at the meeting. Do not complete the proxy form before the meeting because you’ll vote in person at the meeting.

2023 Management information circular	7

Registered shareholders and non-registered ownership statement holders (continued)

Vote online during the meeting

You will find your control number on the proxy form included with your meeting materials.

You will need your control number to be able to vote or ask questions at the meeting.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/467771061. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a control number”

3.  Enter your control number (on the proxy form included with the meeting materials)

4.  Enter your password: “manulife2023” (case sensitive)

5.  Follow the instructions to cast your vote.

If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your proxy form if you change your mind about how you want to vote your shares.

Sending new voting instructions with a later date will revoke the instructions you previously submitted.

You can send a new proxy on the internet, by phone or by mail, by following the instructions above. Or send a notice in writing, signed by you or your authorized representative to: Corporate Secretary, Manulife Financial Corporation, 200 Bloor Street East, Toronto, Canada M4W 1E5.

Your new proxy must be received by 5 p.m. (Eastern time) on May 9, 2023 for your vote to be counted. If you’re mailing your new proxy form, be sure to allow enough time for the envelope to be delivered.

If the meeting is adjourned, your proxy must be received by 5 p.m. (Eastern time) two business days before the meeting is reconvened.

If you miss the deadline, you can only revoke your proxy by giving a notice in writing to the Chair of the Board before the meeting begins. The notice must be signed by you or your authorized representative.

8	Manulife Financial Corporation

About the Meeting

See page 11 for important details about voting by proxy.

Non-registered (beneficial) shareholders

(your package includes a voting instruction form)

You’re a non-registered shareholder if you hold your shares through an intermediary (a bank, trust company, securities broker or other financial institution). This means the shares are registered in your intermediary’s name and you’re the beneficial shareholder.

Vote by proxy You or your authorized representative must complete the voting instruction form. If you’re a corporation or other legal entity, your authorized representative must complete the form.	You can vote your shares in one of four ways:
On the internet – Go to the website indicated on your voting instruction form and follow the instructions on screen.
By phone (Canada and U.S. only) – Call the toll-free number on your voting instruction form and follow the instructions.
By mail – Complete your voting instruction form and return it in the envelope provided.
On your smartphone – Use the QR code found on your voting instruction form.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies can be waived by the Chair of the Board at his discretion, without notice.

Vote in person at the meeting You must appoint yourself (or another person) as proxyholder. Then you or the person you appoint need to bring photo identification with you to the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

• sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

• go to the website indicated on the voting instruction form and follow the instructions.

Then, when you arrive at the meeting, check in with our transfer agent.

2023 Management information circular	9

Non-registered (beneficial) shareholders (continued)

Vote online during the meeting

You must appoint yourself (or another person) as proxyholder.

Then you or the person you appoint must contact TSX Trust to get a control number.

You need a control number to be able to vote or ask questions at the meeting.

First, appoint yourself as proxyholder by printing your name in the space provided on the voting instruction form. You can also appoint someone else to be your proxyholder (see page 11 for more information). You can do this in one of two ways:

• sign and return the form in the envelope provided but do not fill in your voting instructions because you will vote online during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or

• go to the website indicated on the voting instruction form and follow the instructions.

Then get a control number by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 9, 2023. You can do this in one of two ways:

• call 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America), or

• go online at www.tsxtrust.com/control-number-request

If you appointed someone else to be your proxyholder, that person must contact TSX Trust to get a control number.

On the day of the meeting:

1.  Log in: https://web.lumiagm.com/467771061. The link will be accessible one hour before the meeting start time to allow you to test your connection

2.  Click “I have a control number”

3.  Enter your control number

4.  Enter your password: “manulife2023” (case sensitive)

5.  Follow the instructions to cast your vote. If you have already voted by proxy, your vote at the meeting, if properly cast, will automatically revoke your previous vote.

Changing your vote You can revoke your voting instruction form if you change your mind about how you want to vote your shares.

Follow the instructions on your voting instruction form, or contact your intermediary for more information.

Your intermediary must receive your voting instructions with enough time to act on your instructions. Check the form for the deadline for submitting your voting instructions. If you’re mailing your voting instruction form, be sure to allow enough time for the envelope to be delivered. The deadline for the deposit of proxies may be waived or extended by the Chair of the Board at his discretion, without notice.

10	Manulife Financial Corporation

About the Meeting

More about voting by proxy

Voting by proxy is the easiest way to vote. It means you’re giving someone else (your proxyholder) the authority to attend the meeting and vote for you according to your instructions.

Roy Gori, President and Chief Executive Officer or, in his place, Donald R. Lindsay, Chair of the Board (with full power of substitution) have agreed to act as Manulife proxyholders to vote your shares at the meeting according to your instructions. If you do not name a different proxyholder when you complete your form, you

About confidentiality and voting results

Our transfer agent independently counts and tabulates the votes to maintain confidentiality. A proxy form or voting instruction form is only referred to us if it’s clear that a shareholder wants to communicate with the board or management, the validity of the form is in question, or the law requires it.

After the meeting the voting results will be posted on manulife.com, on SEDAR (sedar.com), and on EDGAR (sec.gov/edgar).

are authorizing Mr. Gori or Mr. Lindsay to act as
your proxyholder to vote for you at the meeting according to your instructions.

If you do not indicate on the form how you want to vote your shares, Mr. Gori or Mr. Lindsay will vote:

•	FOR the election of each of the nominated directors in this circular
•	FOR the appointment of Ernst & Young LLP as auditors
•	FOR the advisory vote on our approach to executive compensation

You can also appoint someone else to be your proxyholder – that individual does not need to be a Manulife shareholder. To do so, print the person’s name in the blank space on the proxy form or voting instruction form, sign and return the form in the envelope provided but do not fill in your voting instructions because your proxyholder will vote during the meeting (check the form for the deadline for submitting it, and make sure you allow enough time for the envelope to be delivered), or go to the website indicated on the proxy form or voting instruction form and follow the instructions. Once your intermediary receives your instructions your proxyholder needs to either attend the meeting in person (please have your proxyholder bring photo ID to the meeting) or get a control number to attend the meeting online by contacting TSX Trust by no later than 5 p.m. (Eastern time) on May 9, 2023. They can do this in one of two ways:

• call 1-866-751-6315 (within North America) or 647-252-9650 (outside of North America), or

• go online at www.tsxtrust.com/control-number-request.

If there are amendments to the items to be voted on or any other matters that are properly brought before the meeting or any adjournment, your proxyholder can vote your shares as they see fit.

Questions? Call the transfer agent in your region if you have any questions or to ask for a new proxy form (see page 5 for details).

2023 Management information circular	11

What the meeting will cover

The meeting will cover four items of business.

1. Financial statements (manulife.com)

Our 2022 consolidated financial statements and the auditors’ reports on those financial statements will be presented at the meeting. You can find a copy in our 2022 annual report on manulife.com.

2. Electing directors (see page 15)

You will elect 12 directors to serve on our board until either the end of next year’s annual meeting of shareholders, or earlier if they leave the board. All nominated directors were elected at our 2022 meeting. You can read about the nominated directors beginning on page 15. The board recommends that you vote FOR the election of each nominated director.

3. Appointing the auditors

Ernst & Young LLP (Ernst & Young) (or a predecessor) have acted as external auditors to Manulife or an entity within the Manulife group of entities since 1905. The audit committee has recommended that the board re-appoint them as our auditors for fiscal 2023 to serve until the end of our next annual meeting. We plan to initiate a tendering process for the audit engagement in 2024 once the adoption of IFRS 17 (Insurance Contracts) (IFRS 17) and first annual audit cycle is complete. Given the complexities associated with IFRS 17, the audit committee does not think it would be prudent to initiate a tendering process before the first annual audit cycle is complete.

We maintain independence from the external auditors through audit committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and Ernst & Young’s own internal independence procedures. The audit committee also conducts a formal review of the external auditors every year and a more comprehensive review every five years. The next comprehensive review is scheduled for 2024.

The table below lists the services Ernst & Young provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year:

(in millions)	2022	2021

Audit fees	$44.5	$31.7

Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings

Audit-related fees	$3.6	$3.1

Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties

Tax fees	$0.1	$0.6
Includes tax compliance, tax planning and tax advice services

All other fees	$0.2	$0.2
Includes other advisory services

Total	$48.4	$35.6

Note: Total fees above exclude fees of $10.5 million in 2022 and $9.7 million in 2021 for professional services provided by Ernst & Young LLP to certain investment funds managed by subsidiaries of Manulife. For certain funds, these fees are paid directly by the funds. For other funds, in addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services, in return for a fixed administration fee. Audit fees for 2022 above also include one-time fees for special projects related to the implementation of IFRS 17 and IFRS 9 Financial Instruments of $10.9M.

12	Manulife Financial Corporation

About the Meeting

Our auditor independence policy requires the audit committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.

If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the audit committee, or by a member that the committee has appointed to act on its behalf.

The board recommends that you vote FOR the appointment of Ernst & Young as auditors.

4. Having a say on executive pay

(see page 39)

The board believes that executive compensation programs must be sound, fair and competitive with the market and support our strategy and progress.

The board recognizes the increased scrutiny of executive compensation generally and believes that shareholders should have the opportunity to fully understand our compensation objectives,

Audit committee review

The audit committee conducts a formal review of the external auditors every year, and a more comprehensive review every five years. These reviews are based on recommendations by the Chartered Professional Accountants of Canada (CPA Canada) and the Canadian Public Accountability Board to assist the audit committee in their oversight duties.

A comprehensive review was conducted in 2019, covering the five-year period ended December 31, 2018. The 2022 review included an evaluation of the engagement partner and team, their independence, objectivity and the quality of communication and audit work performed. In 2022, the lead partner completed his term and a new lead partner was appointed.

We plan to initiate a tendering process for the audit engagement in 2024 once the adoption of IFRS 17 and first annual audit cycle is complete.

philosophy and principles, and have a say on our approach to executive compensation. As a result, we’re asking you to vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2023 annual meeting of common shareholders of Manulife Financial Corporation.

This is an advisory vote, so the results are not binding. The board will, however, take the results into account, together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future.

We discuss our executive compensation program and the impact our performance had on executive compensation for 2022 in detail starting on page 40. This disclosure has been approved by the board on the recommendation of the management resources and compensation committee.

The board recommends that you vote FOR our approach to executive compensation.

2023 Management information circular	13

Last year shareholders voted 91.71% in favour of our approach to executive compensation. If a significant number of shareholders oppose the resolution, the board will engage with shareholders (especially those who are known to have voted against it) to understand their concerns and will continue to review our approach to executive compensation in the context of those concerns.

We encourage any shareholders who are thinking of voting against the resolution to contact the board to discuss their specific issues or concerns (see page 116 for details about how to contact the board and page 125 for details about our shareholder engagement activities).

About shareholder proposals and proxy access

Shareholder proposals

We must receive shareholder proposals or nominations under our proxy access policy for our 2024 annual meeting by 5 p.m. (Eastern time) on December 15, 2023 to consider including them in next year’s management information circular. Shareholder proposal submissions must be in writing and meet the requirements of the Insurance Companies Act (Canada), which you can find online at https://laws-lois.justice.gc.ca/eng/acts/I-11.8/index.html. See page 126 for more information on our proxy access policy.

Send your proposal or nomination notice to:

Corporate Secretary

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

email: corporate_governance@manulife.com

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About the directors

Read about the nominated directors before you vote your shares.

This year, 12 directors have been nominated for election to the board for a one-year term. They were all elected at our 2022 meeting. John Cassaday retired from the board on February 15, 2023 as he neared the end of his 5-year term as Chair of the Board. Joseph Caron is also reaching the end of his 12-year director term and will not stand for re-election.

This group of directors has the mix of skills, experience and qualifications necessary for proper oversight and effective decision-making in the context of a complex, publicly-traded organization.

Appropriate size	Independent

12	All
directors is within an appropriate range for	directors are independent, except the CEO, and
healthy debate end effective decision-making	all board committee members are independent

Qualified and financially literate	Age

All	63

directors bring a mix of the competencies and experience necessary for effective oversight, and all are financially literate	is the average age of the nominated directors

Diverse

7	3

of the nominated independent directors (64%) are women	of the nominated independent directors (27%) have self-identified as members of a visible minority as defined in the Employment Equity Act (Canada).

Balanced tenure
6.4
years is the average tenure of the nominated independent directors

The board has a 12-year term limit. The Chair of the Board can serve a term of five years, regardless of the number of years served as a director.

Where to find it

Key things about the board	16	2022 board committee reports	30
Director profiles	18	How we pay our directors	35

2023 Management information circular	15

Key things about the board

Diversity

Our board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization. The board has a long history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. See page 129 for more about diversity.

7 of the nominated independent directors (64%) are women

3 of the nominated independent directors (27%) have self-identified as members of a visible minority as defined in the Employment Equity Act (Canada).

Oversight

Our board continued to provide effective oversight and guidance to management throughout the past year and maintained a clear line of sight into significant areas of focus through regular interactions, including the following:

• board and committee meetings, meetings with management, written updates and informal communications, and update calls in months that did not have a regularly scheduled meeting

• expanded the use of board focus groups as a means of taking deep dives on key topics

• leveraged technology to continue to interact with each other and management during board sessions, and gather ongoing feedback to confirm that all directors’ voices were heard

• continued focus on board succession with a comprehensive succession process for the Chair of the Board to achieve an orderly transition, resulting in the appointment of Don Lindsay as Chair of the Board on February 15, 2023

• reviewed committee membership in light of the Chair of the Board succession process, implementing changes to reflect changing circumstances while maintaining effective oversight

• implemented a hybrid meeting schedule with both in-person and virtual meetings to balance the importance of in-person interactions and the flexibility of virtual meetings given the global nature of the board to achieve optimal participation from all directors and to help attract talented directors from across the globe.

1  as defined in the Employment Equity Act (Canada).

16	Manulife Financial Corporation

About the Directors

Majority voting

Shareholders can vote for, or withhold their vote from, each director. Directors who receive more withhold than for votes must submit their resignation.

The corporate governance and nominating committee will review the details surrounding the resignation and report to the board. The board will accept the resignation unless there are exceptional circumstances. The board will decide whether to accept the resignation within 90 days of the meeting and a news release will be issued disclosing the resignation or the reasons why the resignation was not accepted. The director will not participate in these deliberations. The resignation will be effective when it is accepted by the board.

This policy applies only in uncontested elections, where the number of nominated directors is the same as the number of directors to be elected.

2022 attendance

The table below shows the number of board and committee meetings held in 2022 and overall attendance. Quorum for board meetings is a majority of the directors and directors are expected to attend all meetings of the board and the committees they’re members of unless there are extenuating circumstances.

	Number of meetings	Overall meeting attendance

Board	8	100%

Audit committee	5	100%

Corporate governance and nominating committee	5	98%

Management resources and compensation committee	5	100%

Risk committee	5	100%

Equity ownership

The director profiles that follow include the value of each director’s equity ownership. We calculated the value of equity ownership by multiplying the number of their common shares and deferred share units (DSUs) by $26.98, the closing price of our common shares on the TSX on February 28, 2023.

In 2022, our independent directors were required to receive at least 50% of the annual board retainer in equity. This increased to US$127,500 (or approximately 55%) on January 1, 2023.The director equity ownership requirement is six times the mandatory equity portion of the annual board retainer.

We require all directors except Mr. Gori to own common shares, preferred shares and/or DSUs with a total market value of at least six times the mandatory equity portion of the annual board retainer. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets (see page 107).

In 2022, the mandatory equity portion of the annual board retainer was US$102,500. The corporate governance and nominating committee worked with an independent consultant to review director compensation again in 2022, and recommended that the board approve a 12% increase to director compensation to align with companies of similar complexity, received entirely in equity, and increasing the mandatory equity portion of the retainer to $127,500 (approximately 55% of the board retainer). This change went into effect January 1, 2023.

Directors are expected to meet their equity ownership requirements within six years of joining the board. The minimum equity ownership requirement under the new model and as of February 28, 2023 was $1,041,089 (US$765,000, using an exchange rate of US$1.00 = $1.3609). Fluctuations in foreign exchange rates will cause variances in the minimum ownership requirements.

2023 Management information circular	17

Director profiles

Donald R. Lindsay (Chair) Vancouver, BC, Canada/Age 64/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Talent management/Executive compensation	• Technology/Operations • Asia experience • Public company executive/Director

Mr. Lindsay’s CEO and international business experience and nearly two decades of experience in senior executive roles in investment and corporate banking and global financial services qualify him to serve as the Chair of the Board and as chair of the corporate governance and nominating committee. Mr. Lindsay also has extensive ESG experience which will be valuable as Manulife seeks to implement its Impact Agenda and drive sustained social and environmental impact through our business and our interactions with customers, communities and the environments in which we operate.

Don Lindsay was appointed as Chair of the Board on February 15, 2023.

Mr. Lindsay was previously President and CEO of Teck Resources Limited, Canada’s largest diversified mining, mineral processing and metallurgical company, a position he held since 2005 where he led Teck to achieve top rankings from ESG rating agencies such as S&P Global, MSCI and ISS ESG. His experience also includes almost two decades with CIBC World Markets Inc., where he ultimately served as President after periods as Head of Investment and Corporate Banking and Head of the Asia Pacific Region.

Mr. Lindsay currently serves on the Board of Directors for BC Children’s Hospital Foundation, Alpine Canada, York House School, and is an Honorary Governor of the Royal Ontario Museum. He was Chair of the International Council on Mining and Metals, Chair of the Board of Governors for Mining and Metals at the World Economic Forum, and recently completed his three-year term as Chair of the Business Council of Canada.

Mr. Lindsay earned a Bachelor of Science in Mining Engineering from Queen’s University and holds an MBA from Harvard Business School, and has been the recipient of an Honorary Doctor of Laws from the University of Windsor and Honorary Doctorate of Technology from the British Columbia Institute of Technology.

2022 meeting attendance

			Director since August 2010 Term limit: 2028 2022 votes for: 97.52% Public company boards (last five years) • Teck Resources Limited, 2005-2022
Board	8 of 8	100%
Board committees
• Management resources and compensation (chair)	5 of 5	100%
• Risk	5 of 5	100%

On February 15, 2023, Don Lindsay joined the corporate governance and nominating committee, also becoming committee chair, and resigned from the risk committee and management resources and compensation committee.

Equity ownership (as at February 28, 20231 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	20,000	108,672	128,672	$3,471,571	3.3x
2022	20,000	96,046	116,046	$2,980,061	3.8x
Change	0	12,626	12,626

1  As of March 15, 2023, Mr. Lindsay increased his personal MFC common share holdings to 120,000 shares, bringing his total equity holdings to 228, 672. The total value of his holdings, based on the closing price of our common shares on the TSX on February 28, 2023, was $6,169,570.

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

18	Manulife Financial Corporation

About the Directors

Nicole S. Arnaboldi Greenwich, CT, U.S.A./Age 64/Independent

Key competencies and experience
• Finance/Accounting	• Talent management/Executive compensation
• Insurance/Reinsurance/Investment management	• Asia experience
• Risk management	• Public company executive/Director

Ms. Arnaboldi’s extensive experience at a major financial institution, specifically in the asset management field, qualifies her to serve on our board, as a member of the risk committee and as chair of the management resources and compensation committee.

Nicole Arnaboldi is a partner at Oak Hill Capital Management, a private equity firm. She is a former senior executive at Credit Suisse, a global financial services company, and its predecessor Donaldson, Lufkin and Jenrette Securities Corporation, holding a number of senior roles in their wealth and asset management businesses, including Senior Advisor, and prior to that, Vice Chairman, Credit Suisse Asset Management.

Ms. Arnaboldi is a member of the boards of Commonfund and Merit Hill Capital (non-public companies). She also serves on various Harvard University advisory boards, including for HarvardX and Harvard Law School.

Ms. Arnaboldi holds a Bachelor of Arts from Harvard College, and a JD and an MBA from Harvard University.

2022 meeting attendance

			Director since June 2020 Term limit: 2033 2022 votes for: 99.24% Public company boards (last five years) • NextEra Energy, Inc., 2022-present
Board	8 of 8	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

On February 15, 2023, Nicole Arnaboldi joined the management resources and compensation committee and became committee chair, joined the risk committee, and resigned from the corporate governance and nominating committee and audit committee.

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	6,500	31,157	37,657	$1,015,986	0.98x
2022	6,500	18,478	24,978	$641,435	0.8x
Change	0	12,679	12,679

Ms. Arnaboldi joined the board on June 9, 2020. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

2023 Management information circular	19

Guy L.T. Bainbridge Edinburgh, Midlothian, United Kingdom/Age 62/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management
Mr. Bainbridge’s extensive financial and audit experience qualifies him to serve on our board, as a member of the corporate governance and nominating committee and as chair of the audit committee.

Guy Bainbridge is a former partner with KPMG LLP. He has acted as the key audit leader of several of the UK and world’s largest financial institutions and served on KPMG’s UK and Europe boards.

Mr. Bainbridge also serves as the audit committee chair of each of Yorkshire Building Society and ICE Clear Europe Limited (non-public companies). Mr. Bainbridge is a member of the Institute of Chartered Accountants in England and Wales and holds a Master of Arts from the University of Cambridge.

2022 meeting attendance

			Director since August 2019 Term limit: 2032 2022 votes for: 98.33% Public company boards (last five years) • None
Board	8 of 8	100%
Board committees
• Audit (chair)	5 of 5	100%
• Corporate governance and nominating	4 of 5	80%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	23,970	23,970	$646,711	0.6x
2022	0	16,105	16,105	$413,576	0.5x
Change	0	7,865	7,865

Mr. Bainbridge joined the board on August 7, 2019. Under the director equity ownership requirements, he is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

20	Manulife Financial Corporation

About the Directors

Susan F. Dabarno Bracebridge, ON, Canada/Age 70/Independent

Key competencies and experience
• Finance/Accounting	• Asia experience
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing
• Technology/Operations

Ms. Dabarno brings extensive global wealth management and financial services experience to the board, and her roles in various executive capacities and accounting background qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Susan Dabarno has been a corporate director since 2011. She has extensive wealth management and distribution expertise and served from 2009 to 2010 as Executive Chair, and from 2003 to 2009 as President and Chief Executive Officer, of Richardson Partners Financial Limited, an independent wealth management services firm. Before joining Richardson Partners Financial Limited, Ms. Dabarno was President and Chief Operating Officer at Merrill Lynch Canada Inc.

She is a former director of the Toronto Waterfront Revitalization Corporation (government funded organization) and Bridgepoint Health Foundation (not-for-profit).

Ms. Dabarno is a Fellow of Chartered Professional Accountants (FCPA) and holds a Class II Diploma from McGill University.

2022 meeting attendance

			Director since March 2013 Term limit: 2025 2022 votes for: 99.62% Public company boards (last five years) • Cenovus Energy Inc., 2017-2021
Board	8 of 8	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	45,250	33,952	79,202	$2,136,870	2.1x
2022	45,250	26,621	71,871	$1,845,647	2.4x
Change	0	7,331	7,331

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

2023 Management information circular	21

Julie E. Dickson Ottawa, ON, Canada/Age 65/Independent

Key competencies and experience
• Finance/Accounting	• Government relations/Public policy/Regulatory
• Insurance/Reinsurance/Investment management	• Public company executive/Director
• Risk management
Ms. Dickson’s extensive financial, risk and regulatory experience qualifies her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Julie Dickson is a former Superintendent of Financial Institutions, Canada, Canada’s main financial services regulator. She currently serves on the Canadian Public Accountability Board, and the boards of the Dubai Financial Services Authority and the Global Risk Institute.

Ms. Dickson is an Officer of the Order of Canada and holds a Bachelor of Arts from the University of New Brunswick and a Masters of Economics from Queen’s University.

2022 meeting attendance

			Director since August 2019 Term limit: 2032 2022 votes for: 99.58% Public company boards (last five years) • None
Board	8 of 8	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	44,420	44,420	$1,198,452	1.2x
2022	0	31,025	31,025	$796,722	1.0x
Change	0	13,395	13,395

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

22	Manulife Financial Corporation

About the Directors

Roy Gori (President and Chief Executive Officer) Toronto, ON, Canada/Age 53/Not independent (management)

Key competencies and experience
• Finance/Accounting	• Technology/Operations
• Insurance/Reinsurance/Investment management	• Asia experience
• Risk management	• Public company executive/Director
• Talent management/Executive compensation	• Digital transformation/Sales/Marketing

Roy Gori is the President and Chief Executive Officer of Manulife, Canada’s largest insurance company, and one of the largest insurance and asset management companies in the world. Appointed in 2017, Mr. Gori’s tenure as CEO has been marked by the introduction of a clear strategy and values that build on Manulife’s strong foundations to include sharper focus on the customer and a shift to digital innovation, in line with the company’s mission to make customers’ decisions easier, and lives better.

As a champion of diversity, equity and inclusion, Mr. Gori is the Chair of Manulife’s DEI Council. He is also a passionate advocate for health and wellness, promoting the benefits of behavioural insurance through award-winning products like Manulife Vitality and Manulife MOVE.

Mr. Gori joined Manulife as President and Chief Executive Officer for Asia in 2015. In that role, he was responsible for operations in 12 markets across Asia, driving Manulife’s rapidly growing business in the region. Mr. Gori started his career at Citibank in 1989, where he held progressively senior roles and was finally responsible for the company’s Asia Pacific retail business, which included its insurance and wealth management business.

Mr. Gori holds a Bachelor of Economics and Finance from The University of New South Wales, and an MBA from the University of Technology, Sydney. He is a member and on the Board of Directors of the Business Council of Canada, and is a member of the U.S. Business Council, the Geneva Association, and the Mayor of Shanghai’s International Business Leaders’ Advisory Council. A native Australian, Mr. Gori has worked and lived in Sydney, Singapore, Thailand, and Hong Kong, and is now based in Toronto.

Director since October 2017 Term limit: applies to independent directors only 2022 votes for: 99.39% Public company boards (last five years) • None

2022 meeting attendance

Board	8 of 8	100%

Board committees
Mr. Gori is not a member of any of the board committees but attends at the invitation of the Chair of the Board and/or committee chair

Equity ownership

As CEO, Mr. Gori has separate equity ownership requirements, which he meets.

You can read more about this on page 107.

2023 Management information circular	23

Tsun-yan Hsieh Singapore, Singapore/Age 70/Independent

Key competencies and experience
• Finance/Accounting • Talent management/Executive compensation • Technology/Operations • Asia experience	• Government relations/Public policy/Regulatory • Public company executive/Director • Digital transformation/Sales/Marketing

Mr. Hsieh’s extensive management leadership, management consulting and academic experience, combined with his Asia perspective, qualifies him to serve on our board, and as a member of the audit committee and the corporate governance and nominating committee.

Tsun-yan Hsieh is Chairman of LinHart Group PTE Ltd., a firm he founded in 2010 to provide leadership services internationally.

Mr. Hsieh, a resident of Singapore, has extensive consulting experience in business strategy, leadership development and corporate transformation. Mr. Hsieh joined McKinsey & Company in 1980 and was elected a director from 1990 to 2008, when he retired. During his tenure, he served as Managing Director of Canada and ASEAN practices and led McKinsey’s Organization and Leadership Practice globally.

Mr. Hsieh is a director on the following non-public boards: LinHart Group PTE Ltd. and Singapore Health Services Pte. Ltd. He also serves as Provost Chair Professor at the NUS Business School and the Lee Kuan Yew School of Public Policy.

Mr. Hsieh has a Bachelor of Science in Mechanical Engineering from the University of Alberta and an MBA from Harvard Business School.

2022 meeting attendance

			Director since October 2011 Term limit: 2024 2022 votes for: 98.83% Public company boards (last five years) • Singapore Airlines, 2012-present
Board	8 of 8	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating	5 of 5	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	164,168	164,168	$4,429,253	4.3x
2022	0	144,311	144,311	$3,705,906	4.7x
Change	0	19,856	19,856

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

24	Manulife Financial Corporation

About the Directors

Vanessa Kanu Ottawa, ON/Age 45/Independent

Key competencies and experience
• Finance/Accounting	• Technology/Operations
• Risk management	• Asia experience
• Talent management/Executive compensation	• Public company executive/Director

Ms. Kanu’s expertise in public company finance and her extensive leadership experience qualify her to serve on our board and as a member of the audit committee and corporate governance and nominating committee.

Vanessa Kanu is a seasoned finance professional with over 20 years of business experience. Ms. Kanu currently serves as global CFO at TELUS International, responsible for finance operations, including accounting, treasury, taxation, planning and analysis and reporting.

Ms. Kanu currently sits on the board of the Ottawa Hospital Foundation.

Ms. Kanu is a Chartered Accountant in Canada, a Certified Public Accountant in the United States (Illinois), and a member of the Institute of Chartered Accountants of England and Wales. She holds a Bachelor of Science degree in International and Financial Economics from the University of Hull, UK.

2022 meeting attendance

			Director since February 2022 Term limit: 2034 2022 votes for: 98.85% Public company boards (last five years) • None
Board	6 of 6	100%
Board committees
• Audit	4 of 4	100%
• Corporate governance and nominating	4 of 4	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	4,988	4,988	$134,576	0.1x
2022	0	0	0	$0	N/A
Change	0	4,988	4,988

Ms. Kanu joined the board on February 28, 2022. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

2023 Management information circular	25

C. James Prieur Chicago, IL, U.S.A./Age 71/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management • Talent management/Executive compensation	• Technology/Operations • Asia experience • Public company executive/Director

Mr. Prieur’s strong financial background and his wealth of senior executive experience in the insurance business in Canada, the U.S. and globally qualify him to serve on our board, as a member of the management resources and compensation committee and as chair of the risk committee.

James Prieur has been a corporate director since 2011 and, prior to that time, Mr. Prieur served as Chief Executive Officer and director of CNO Financial Group, Inc. from 2006 until his retirement in 2011. CNO Financial Group is a life insurance holding company focused on the senior middle income market in the U.S. Prior to joining CNO Financial Group, Mr. Prieur was President and Chief Operating Officer of Sun Life Financial, Inc. from 1999 to 2006 where he had previously led operations in Asia, Canada, U.S., and the UK.

He is a member of the President’s Circle of the Chicago Council on Global Affairs, a not-for-profit organization.

Mr. Prieur is a Chartered Financial Analyst and holds an MBA from the Richard Ivey School at Western University and a Bachelor of Arts from the Royal Military College of Canada.

2022 meeting attendance

			Director since January 2013 Term limit: 2025 2022 votes for: 99.60% Public company boards (last five years) • Ambac Financial Group, Inc., 2016-2023
Board	8 of 8	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk (chair)	5 of 5	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	200,000	149,604	349,604	$9,432,316	9.1x
2022	145,000	128,387	273,387	$7,020,578	9.0x
Change	55,000	21,217	76,217

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

26	Manulife Financial Corporation

About the Directors

Andrea S. Rosen Toronto, ON, Canada/Age 68/Independent

Key competencies and experience
• Finance/Accounting • Risk management • Insurance/Reinsurance/Investment management	• Talent management/Executive compensation • Public company executive/Director

Ms. Rosen’s experience as a global financial services executive with particular experience in investment banking, wholesale and retail banking, risk management, human resources management and executive compensation qualifies her to serve on our board and as a member of the audit committee and corporate governance and nominating committee.

Andrea Rosen has been a corporate director since 2006. Prior to January 2005, her experience includes more than a decade with TD Bank Financial Group, where she ultimately served as Vice Chair, TD Bank Financial Group and President of TD Canada Trust. Earlier in her career, she held progressively senior positions at Wood Gundy Inc. and was Vice President at Varity Corporation.

She serves on the board of the Institute of Corporate Directors (not-for-profit).

Ms. Rosen has an LLB from Osgoode Hall Law School, an MBA from the Schulich School of Business at York University and a Bachelor of Arts from Yale University.

2022 meeting attendance

Director since

August 2011

Term limit:

2024

2022 votes for: 98.49%

Public company boards (last five years)

• Ceridian HCM Holding Inc., 2018-present

• Element Fleet Management Corp., 2019-present

• Emera Inc.,
2007-present

Board	8 of 8	100%
Board committees
• Audit	5 of 5	100%
• Corporate governance and nominating (chair)	5 of 5	100%
On February 15, 2023, Andrea Rosen resigned as chair of the corporate governance and nominating committee.

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	11,500	169,932	181,432	$4,895,035	4.7x
2022	11,500	147,618	159,118	$4,086,150	5.2x
Change	0	22,313	22,313

With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

2023 Management information circular	27

May Tan Hong Kong/Age 67/Independent

Key competencies and experience
• Finance/Accounting • Insurance/Reinsurance/Investment management • Risk management	• Talent management/Executive compensation • Asia experience • Public company executive/Director

Ms. Tan’s extensive leadership experience in financial services and her deep knowledge of the industry in Asia qualify her to serve on our board and as a member of the corporate governance and nominating committee and audit committee.

May Tan is a senior financial services executive who has held a number of senior roles at Standard Chartered Bank, including the position of Chief Executive Officer, Standard Chartered Bank (Hong Kong). She has over 30 years of experience in corporate finance, banking, and capital markets in Asia. She holds the Fellow Chartered Accountant designation from the Institute of Chartered Accountants in England and Wales and the Certified Public Accountant (Fellow) designation from the Hong Kong Institute of Certified Public Accountants.

Ms. Tan is a director on the following non-public boards: Anticimex New TopHolding AB, MSIG Insurance (Hong Kong) Limited, Shanghai Guardian Limited and 701 Limited. Ms. Tan is also a council member of the Asian Corporate Governance Association.

Ms. Tan received a B.A. in Economics and Accounting from the University of Sheffield.

2022 meeting attendance

Director since

December 2021

Term limit:

2034

2022 votes for: 99.74%

Public company boards (last five years)

• CLP Holdings Limited 2018-present

• JP Morgan China Growth & Income PLC 2021-present

• Link Management Limited/Link REIT
2013-2022

Board	8 of 8	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk	5 of 5	100%
On February 15, 2023, May Tan joined the corporate governance and nominating committee and audit committee, and resigned from the management resources and compensation committee and risk committee.

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	6,287	6,287	$169,623	0.2x
2022	0	449	449	$11,530	0.0x
Change	0	5,838	5,838

Ms. Tan joined the board on December 1, 2021. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

28	Manulife Financial Corporation

About the Directors

Leagh E. Turner Toronto, ON, Canada/Age 51/Independent

Key competencies and experience
• Risk management • Talent management/Executive compensation • Technology/Operations	• Asia experience • Public company executive/Director • Digital transformation/Sales/Marketing

Ms. Turner’s extensive executive experience in the technology sector and leadership expertise leveraging people, process and technology to drive organizational transformation qualify her to serve on our board and as a member of the risk committee and the management resources and compensation committee.

Leagh Turner is a seasoned global executive in the technology sector currently holding the position of Co-CEO for Ceridian HCM Holding Inc., a global human capital management software company. She also serves as a director of Plan International Canada. Ms. Turner is a strong advocate for the advancement of women in leadership and has been recognized twice on the WXN (Women’s Executive Network) Canada’s Top 100 Most Powerful Women list.

Ms. Turner holds a Bachelor of Arts from the University of Western Ontario.

2022 meeting attendance

			Director since November 2020 Term limit: 2033 2022 votes for: 99.32% Public company boards (last five years) • Ceridian HCM Holding Inc., 2022-present
Board	8 of 8	100%
Board committees
• Management resources and compensation	5 of 5	100%
• Risk committee	5 of 5	100%

Equity ownership (as at February 28, 2023 and February 28, 2022)

Year	Common shares	DSUs	Total common shares and DSUs	Total value	Total value as a multiple of equity ownership guideline
2023	0	12,279	12,279	$331,287	0.3x
2022	0	6,117	6,117	$157,085	0.2x
Change	0	6,161	6,161

Ms. Turner joined the board on November 10, 2020. Under the director equity ownership requirements, she is expected to meet the equity ownership requirements within six years of joining the board. With the changes to director compensation that went into effect January 1, 2023, the equity ownership requirement increased to $1,041,089 (US$765,000). The total value as a multiple of equity ownership guideline shown above relates to the guideline in effect for each respective year.

		See page 35 for information about equity ownership

2023 Management information circular	29

2022 board committee reports

Corporate governance and nominating committee

Membership as of December 31, 2022:* Andrea S. Rosen – Chair Nicole S. Arnaboldi Guy L.T. Bainbridge Joseph P. Caron John M. Cassaday Tsun-yan Hsieh Vanessa Kanu

All members of the corporate governance and nominating committee are independent. The Chair of the Board is also a member. There is cross-membership between the corporate governance and nominating committee and the audit committee.

The committee met five times in 2022. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*	On February 15, 2023, Don Lindsay joined the committee and became committee chair, May Tan joined the committee, and Nicole Arnaboldi and John Cassaday resigned from the committee.

Key responsibilities	Key activities
Managing board renewal and succession, including identifying the necessary competencies, expertise, skills, background and personal qualities for potential candidates, identifying qualified candidates, maintaining an evergreen list of qualified candidates and reviewing committee membership

•  Continued oversight and focus on board succession and diversity strategy.

•  Worked with independent recruitment firm to assist in identifying and recruiting potential candidates based on criteria established by the committee, including a diverse slate of candidates as mandated by the board diversity policy.

•  Maintained and regularly refined the evergreen list of potential director candidates.

•  Led searches to identify new director candidates in line with the board’s overall needs and diversity policy, and led the vetting process.

•  Reviewed the characteristics, experience and expertise necessary for prospective directors to align with Manulife’s ambitions for the future.

•  Considered board diversity in the context of director succession planning and reviewed the board’s diversity policy. Enhanced board diversity policy to provide for gender balance and to reinforce the board’s commitment to diversity beyond gender.

•  Reviewed committee membership and recommended committee appointments for new director.

Developing effective corporate governance policies and procedures, including subsidiary governance and environmental, social and governance (ESG) issues

•  Oversaw the company’s ESG framework, including matters related to climate change. On a regular basis, the committee is updated on relevant climate topics, including our progress against the commitments set out in Manulife’s Climate Action Plan.

•  Reviewed reports on ESG strategy, trends, risks and opportunities.

•  Reviewed ESG reporting, including the company’s 2021 Sustainability Report and key performance indicators, and reviewed stakeholder feedback on the report.

•  Reviewed updates on the company’s sustainability strategy, including the company’s Impact Agenda and direction and areas of focus for the company in this area.

•  Reviewed the details of, and compliance with, board and committee charters and mandates of board and committee chairs, directors and the CEO.

•  Considered all significant changes in director status and confirmed no adverse impact.

•  Monitored and received reports on corporate governance developments, assessing current practices against emerging best practices and other requirements, and enhancing practices where relevant.

•  Reviewed reports on the company’s virtual annual meeting of shareholders, designed to allow shareholder participation in the pandemic environment.

•  Reviewed reports on subsidiary governance and the company’s subsidiary governance framework.

•  Reviewed reports on shareholder feedback.

30	Manulife Financial Corporation

About the Directors

Key responsibilities	Key activities
Developing and overseeing the processes for assessing board, committee, Chair of the Board, committee chair and individual director effectiveness, including director peer assessments

•  Implemented the assessment process for the board, the committees and chairs of each committee, including peer assessments. Typically, the board also engages in a review to assess the performance and effectiveness of the Chair of the Board in carrying out his mandate. In 2022, in light of the planned transition of the Chair of the Board, the board chair assessment consisted of a deep dive on the attributes and priorities required of the next Chair of the Board to support Manulife in achieving its strategic objectives.

•  Reviewed the director independence policy and recommended updates to the board for approval.

•  Reviewed and recommended that the board confirm the independence of the directors.

•  Assessed the board’s relationship with management.

Overseeing the director orientation and education program

•  Oversaw the director orientation program, facilitating efficient onboarding of directors to allow for effective oversight.

•  Oversaw the director education agenda and enhanced the director education program with the addition of a requirement that members of the risk committee and corporate governance and nominating committee take at least one externally facilitated session or course on cybersecurity and ESG, respectively, every two years.

Overseeing director compensation

•  Continued review, involving an independent consultant, of director compensation, including an overview of best practices, industry trends and peer benchmarking.

•  Recommended the approval of a slight increase to the annual retainer in 2023, to be received entirely in equity, to align with market

The committee meets without management present at each meeting.

The committee worked with an independent consultant, Meridian Compensation Partners, to conduct a comprehensive review of director compensation. Meridian’s fees were $32,954 in 2022 and $23,303 in 2021. Following the review, the committee recommended, and the board approved, an increase of US$25,000 in the directors’ annual retainer, to be received entirely in equity, to align with market (see page 35 for details).

Audit committee

Membership as of December 31, 2022:* Guy L.T. Bainbridge – Chair Nicole S. Arnaboldi Joseph P. Caron Tsun-yan Hsieh Vanessa Kanu Andrea S. Rosen

The audit committee and the board have determined that all members of the committee in 2022 are independent, financially literate and that Guy Bainbridge, Nicole Arnaboldi, Tsun-yan Hsieh, Vanessa Kanu and Andrea Rosen qualify as audit committee financial experts under the Sarbanes-Oxley Act of 2002. All of the members also meet additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules. The committee also serves as the company’s conduct review committee. There is cross-membership between the audit committee and the corporate governance and nominating committee, and the committee holds a joint meeting with the risk committee at least once a year.

The committee met five times in 2022, including one joint meeting with the risk committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*

On February 15, 2023, May Tan joined the committee and Nicole Arnaboldi resigned from the committee. The audit committee and the board have determined that Ms. Tan is independent, financially literate, that she qualifies as an audit committee financial expert under the Sarbanes-Oxley Act of 2002, and that she also meets additional independence standards for audit committees under applicable U.S. and Canadian laws and securities exchange rules.

Key responsibilities	Key activities
Overseeing the quality and integrity of financial information, including the effectiveness of our systems of internal control over financial reporting

• Reviewed significant accounting and actuarial practices and policies (and areas where judgment was applied), financial disclosure (and recommended them to the board for approval), and management’s report on the effectiveness of internal controls over financial reporting.

• Received frequent updates and reviewed key matters related to the implementation of IFRS 17.

• Reviewed critical audit matters and key audit matters communicated by the external auditors.

2023 Management information circular	31

Key responsibilities	Key activities
Overseeing the performance, qualifications and independence of our external auditors

• Considered auditor tenure and the engagement of the external auditors, including the planned initiation of a tendering process for the external audit engagement once the adoption of IFRS 17 and first annual audit cycle is complete.

• Conducted the annual review of Ernst & Young, including the engagement partner and audit team, their independence, objectivity and quality of audit work performed, and recommended their reappointment as auditors to the board for approval.

• Reviewed and approved or pre-approved the auditor independence policy, the scope of the annual audit plan and all related services and fees, recurring audit and non-audit services for the coming year, and audit and non-audit services proposed during the year outside of previous approvals.

Overseeing our compliance program, including compliance with legal and regulatory requirements and the effectiveness of our compliance practices

• Oversaw compliance with applicable laws and regulations, including the anti-money laundering/anti-terrorist financing program.

• Reviewed reports and received frequent updates on litigation and legislative and regulatory developments.

Overseeing our internal audit program, including the effectiveness of our internal audit practices

• Oversaw the internal audit program, including budget, structure, skills, resources, independence, qualifications, and annual risk-based audit plan of the internal audit function.

• Reviewed and approved the internal audit plan and reviewed periodic reports on internal audit activities and audit results.

Overseeing our finance, actuarial, internal audit and global compliance functions

• Reviewed reports, opinions and recommendations from the Chief Actuary, Chief Financial Officer (CFO), Chief Auditor and Global Compliance Chief.

• Reviewed the annual report of the independent actuarial peer reviewer.

• Reviewed reports on capital matters, including the company’s capital position, capital initiatives, capital targets and ratios.

• Reviewed reports on treasury matters, including dividend recommendations, funding plans, liquidity position and ratios.

• Reviewed and approved the mandates of the Global Compliance Chief, Chief Auditor, CFO and Chief Actuary and the global compliance, internal audit, finance and actuarial functions, and reviewed the performance evaluation and assessed the effectiveness of each.

Developing our ethical standards and policies on managing conflicts of interest, protecting confidential information and monitoring customer complaints

• Reviewed the code of business conduct and ethics and the procedures relating to conflicts of interest and restricting the use of confidential information.

• Reviewed reports on compliance with the code and Ethics Hotline activities.

• Oversaw procedures for handling complaints.

Monitoring arrangements with related parties and transactions that could have a material impact on our stability or solvency

• Provided oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Insurance Companies Act (Canada), including through the committee-approved related party transactions policy, which includes established procedures to ensure the disclosure and review of related party transactions and that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party.

• Reviewed reports on the company’s related party procedures and effectiveness of the procedures to identify material related party transactions and ensure any related party transactions comply with all requirements.

The committee meets without management present at each meeting. The committee also met in private with Ernst & Young, the independent actuarial peer reviewer, CFO, Chief Risk Officer, Chief Actuary, Chief Auditor and Global Compliance Chief throughout the year.

32	Manulife Financial Corporation

About the Directors

Management resources and compensation committee

Membership as of December 31, 2022:* Donald R. Lindsay – Chair Susan F. Dabarno Julie E. Dickson C. James Prieur May Tan Leagh E. Turner

All members of the management resources and compensation committee in 2022 are independent and meet the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules. A majority of the members have finance, talent management and executive compensation, and risk management experience. There is cross-membership between the management resources and compensation committee and the risk committee.

The committee met five times in 2022. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*

On February 15, 2023, Nicole Arnaboldi joined the committee and became committee chair, and Don Lindsay and May Tan resigned from the committee. Ms. Arnaboldi meets the additional independence standards set out in our director independence policy in compliance with applicable securities exchange rules.

Key responsibilities	Key activities
Overseeing global human resources strategy, policies and programs

• Reviewed the 2022 compensation program and recommended the 2023 compensation program to the board for approval.

• Monitored employee engagement, including the results of the global employee engagement survey.

• Reviewed the compensation programs, including base pay, incentives, pension and benefit plans, and made recommendations to the board.

• Received frequent updates on the company’s response to the pandemic in relation to the health and well-being of employees.

• Reviewed reports on talent management and diversity.

• Reviewed updates to the global compensation policy and reports on compensation plans.

• Oversaw the review of compensation of employees who have a material impact on our risk exposure.

Developing and maintaining succession plans for the CEO and other senior executives	• Completed succession planning reviews of the CEO and senior executive roles.
Reviewing senior executive appointments before recommending them to the board for approval	• Provided oversight of the vetting process for executive appointments.
Reviewing and recommending compensation performance goals and objectives for the CEO and other senior executives, assessing the performance of the CEO and other senior executives in light of their performance goals and objectives and recommending their compensation

• Reviewed and approved the CEO’s annual objectives, assessed the CEO’s performance and integrity and made compensation recommendations for approval by the board.

• Reviewed the performance assessment, compensation recommendations and assessment of integrity for the members of the executive leadership team and the head of each oversight function and approved their annual objectives.

• Reviewed the company’s compensation peer group.

• Considered the feedback from shareholder engagement meetings regarding compensation programs.

Overseeing compensation plans and ensuring the compensation program aligns with risk management policies and practices and corporate strategy

• Reviewed reports of the independent consultant on compensation matters.

• Reviewed the performance and independence of the independent consultant.

• Reviewed reports on the alignment of compensation programs with sound risk management principles and established risk appetite.

• Reviewed reports on compensation for employees who have a material impact on our risk exposure.

Overseeing governance of employee pension plans	• Oversaw the company’s global retirement and global benefits programs.

The committee meets without management present at each meeting. The committee also works with a consulting firm to receive independent advice on compensation matters, and has retained Korn Ferry Hay Group, Inc. (Korn Ferry) as its independent consultant since November 2019. The committee chair approves all work carried out by the independent consultant. The committee met in private with Korn Ferry throughout the year. Please see page 103 for more about the independent consultant.

2023 Management information circular	33

Risk committee

Membership as of December 31, 2022:* C. James Prieur – Chair Susan F. Dabarno Julie E. Dickson Donald R. Lindsay May Tan Leagh E. Turner

All members of the risk committee are independent and a majority are knowledgeable about risk management and risk disciplines. There is cross-membership between the risk committee and the management resources and compensation committee, and the committee holds a joint meeting with the audit committee at least once a year.

The committee met five times in 2022, including one joint meeting with the audit committee. It has approved this report and is satisfied that it has carried out all of the responsibilities required by the committee charter.

*	On February 15, 2023, Nicole Arnaboldi joined the committee, and May Tan and Don Lindsay resigned from the committee.

Key responsibilities	Key activities
Identifying and assessing our principal risks and overseeing the programs, procedures and controls in place to manage them

• Reviewed reports from the Chief Risk Officer on risk appetite, risk limits, principal risk exposures, stress tests and emerging risks and policies, procedures and controls in place to manage principal risks.

• Reviewed reports from the Chief Auditor on the adequacy and effectiveness of the procedures and controls to manage the principal risks.

• Reviewed reports on capital targets and ratios.

• Reviewed the company’s information services risk management program, including reports at each meeting on cyber security risks, mitigation and resilience, and engaged in discussions regarding the effectiveness of the program and controls for identifying and addressing the related risks.

• Monitored updates from business segments on the key risks and risk management strategies.

Developing, overseeing and reviewing our enterprise risk management framework, risk appetite and risk limits	• Considered the appropriate balance of risk and return, and reviewed the risk appetite and risk limits and recommended to the board for approval.
Reviewing the risk impact of the business plan and new business initiatives, including consistency with our risk appetite and related risk management and controls	• Reviewed the risk impact of the strategic plan, including consistency with the approved risk appetite and related risk management and controls.
Aligning our compensation programs with sound risk management principles and our established risk appetite	• Reviewed reports on the alignment of compensation programs with sound governance principles and established risk appetite.
Overseeing the risk management function

• Reviewed and approved the mandates of the Chief Risk Officer and the risk management function, and reviewed the performance evaluation and assessed the effectiveness of each.

• Reviewed and approved the budget, structure, skills and resources of the risk management function.

Overseeing our compliance with risk management policies	• Reviewed and approved changes to the risk policy framework and related enterprise policies.

The committee meets without management present at each meeting. The committee also met in private with the Chief Risk Officer, Chief Information Officer, Chief Information Risk Officer, Chief Auditor and the Global Compliance Chief throughout the year.

34	Manulife Financial Corporation

About the Directors

How we pay our directors

We structure director compensation with three goals in mind:

• to reflect directors’ responsibilities, time commitment and expected contribution

• to align directors’ interests with those of our shareholders

• to be competitive with global financial institutions that are comparable to us in scope and complexity.

The table on page 36 shows the director fee schedule for services provided to Manulife and Manufacturers Life in 2022. Fees are divided equally between the two companies.

Directors do not receive stock options, perquisites, severance, pension or retirement benefits or participate in an equity-based compensation plan, other than receiving deferred share units or common shares in lieu of cash compensation. Mr. Gori does not receive director compensation because he is compensated in the role of President and CEO.

Key features of the director compensation structure:

• Directors and the Chair of the Board are paid a single annual retainer. No meeting fees or travel allowances are provided.

• Committee chairs receive an additional retainer to recognize the additional responsibilities and workload required by this leadership role.

• For 2022, directors were required to receive at least 50% (US$102,500) of their board retainer in equity, even after they had met their equity ownership requirement. This increased to US$127,500 (approximately 55% of the board retainer) on January 1, 2023.

• The director equity ownership requirement is six times the mandatory equity portion of the annual board retainer. Directors are expected to meet this requirement within six years of joining the board.

In 2019, the board introduced a flat fee structure and enhanced director equity ownership requirements to align with best practices and reduce compensation volatility and complexity. The corporate governance and nominating committee worked with an independent consultant to review director compensation again in 2022, and recommended that the board approve a 12% increase to director compensation to align with companies of similar complexity. The increase is received entirely in equity, raising the mandatory equity portion of the board retainer to US$127,500 (approximately 55% of the board retainer). This change went into effect January 1, 2023. The corporate governance and nominating committee will continue to monitor director compensation so that it continues to achieve the three goals above.

About equity ownership

Directors are required to own equity in Manulife so their interests are aligned with the interests of our shareholders. Directors can count Manulife common shares, preferred shares or deferred share units towards meeting the ownership guidelines. Directors can beneficially own the shares or exercise control or direction over them.

We require all directors except Mr. Gori to own common shares, preferred shares and/or deferred share units with a total market value of at least six times the mandatory equity portion of the annual board retainer. Until January 1, 2023, this equaled US$615,000, and thereafter equals US$765,000. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. You can read more about this on page 107.

See pages 18 to 29 for information about each nominated director’s equity ownership. Until January 1, 2023 directors were required to receive at least 50% (US$102,500) of their board retainer in equity. This increased to US$127,500, or approximately 55% on January 1, 2023.

Directors are expected to meet their equity ownership requirements within six years of joining the board. All directors who have served six years or more meet or exceed their equity ownership requirement.

About deferred share units

Deferred share units are notional shares that have the same value as Manulife common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares.

2023 Management information circular	35

Deferred share units vest in full on the grant date, but directors can only redeem their deferred share units for cash or shares after they leave the board (on the anniversary of their departure for U.S. directors or within one year of leaving the board for all other directors). Deferred share units can only be transferred when a director dies.

We calculate the number of deferred share units to be granted by dividing the dollar value to be received by the closing price of our common shares on the TSX on the last trading day before the grant date. Directors receive additional units as dividend equivalents when dividends are paid on our common shares. Deferred share units are granted to directors under the stock plan for non-employee directors – please see page 91 for more information.

Outstanding share-based awards

The table below shows the market value of deferred share units that have vested but not paid out as at December 31, 2022. Directors received these deferred share units as part of their compensation. These are valued using the closing price of our common shares on the TSX on December 31, 2022.

(as at December 31, 2022)	Share-based awards held	Share price	Market or payout value of vested share-based awards not paid out or distributed

Nicole Arnaboldi	31,157	$24.15	$752,442

Guy Bainbridge	23,970	$24.15	$578,876

Joseph Caron	84,336	$24.15	$2,036,714

John Cassaday	266,642	$24.15	$6,439,404

Susan Dabarno	33,952	$24.15	$819,941

Julie Dickson	44,420	$24.15	$1,072,743

Tsun-yan Hsieh	164,168	$24.15	$3,964,657

Vanessa Kanu	4,988	$24.15	$120,460

Donald Lindsay	108,672	$24.15	$2,624,429

John Palmer	129,502	$24.15	$3,127,473

James Prieur	149,604	$24.15	$3,612,937

Andrea Rosen	169,932	$24.15	$4,103,858

May Tan	6,287	$24.15	$151,831

Leagh Turner	12,279	$24.15	$296,538

Director compensation

DIRECTOR FEES

(US$)

Annual retainers		2022		Effective January 1, 2023

Board member		$205,000		$230,000

Chair of the Board		$400,000		$425,000

Vice Chair of the board[1] (paid in addition to the annual board member retainer and any other retainers that apply)		$50,000		$50,000

Observer to subsidiary board (requested from time to time, may be paid an additional retainer and/or meeting fee at the board’s discretion)		Variable		Variable

Committee chair retainers

• Audit committee • Management resources and compensation committee • Risk committee • Corporate governance and nominating committee	$ $ $ $	40,000 40,000 40,000 40,000	$ $ $ $	40,000 40,000 40,000 40,000

1	Don Lindsay was Vice Chair of the board from November 9, 2022 to February 15, 2023.

36	Manulife Financial Corporation

About the Directors

2022 DIRECTOR COMPENSATION

The table below shows the compensation paid to the independent directors in 2022 for services provided to Manulife, Manufacturers Life and any Manulife subsidiary. Amounts are paid in U.S. dollars and were converted to Canadian dollars for the table using the BNN Bloomberg exchange rate on the morning of the business day before each quarterly payment date:

•	US$1.00 = $1.2443 on March 30, 2022
•	US$1.00 = $1.2857 on June 29, 2022
•	US$1.00 = $1.3697 on September 29, 2022
•	US$1.00 = $1.3564 on December 29, 2022.

	Annual fees			All other compensation	Total compensation	Allocation of annual fees

	Annual retainer	Committee chair retainer	Subsidiary board fees			Fees earned (cash)	Share- based awards

Nicole Arnaboldi	$269,375	$0	–		$269,375	$0	$269,375

Guy Bainbridge	$269,375	$52,561	–		$321,936	$160,968	$169,968

Joseph Caron	$269,375	$0	–		$269,375	$134,688	$134,688

John Cassaday	$525,610	$0	–		$525,610	$262,805	$262,805

Susan Dabarno	$269,375	$0	–		$269,375	$134,688	$134,688

Julie Dickson	$269,375	$0	–		$269,375	$0	$269,375

Tsun-yan Hsieh	$269,375	$0	$77,086		$346,461	$77,086	$269,375

Vanessa Kanu	$226,862	$0			$226,862	$113,431	$113,431

Donald Lindsay	$279,171	$52,561	–		$331,732	$165,866	$165,866

John Palmer	$94,237	$0	–	$5,000	$99,237	$52,118	$47,118

James Prieur	$269,375	$52,561	–		$321,936	$0	$321,936

Andrea Rosen	$269,375	$52,561	–		$321,936	$0	$321,936

May Tan	$269,375	$0	–		$269,375	$134,688	$134,688

Leagh Turner	$269,375	$0	–		$269,375	$134,688	$134,688

				TOTAL	$4,111,960

Total director compensation is capped at US$4 million ($5,205,200): US$2 million ($2,602,600) each for Manulife and Manufacturers Life. Canadian amounts have been calculated using the Bank of Canada annual exchange rate for 2022 of US$1.00 = $1.3013. Total compensation paid in 2022 was below the capped amount.

Pro-rated fees

Fees in the 2022 director compensation table are pro-rated for the following directors:

•	Vanessa Kanu joined the board on February 28, 2022.
•	Don Lindsay was appointed Vice Chair of the board effective November 9, 2022.
•	John Palmer retired from the board on May 12, 2022.

2023 Management information circular	37

Subsidiary board fees

The following director received fees for services provided to a subsidiary in 2022 through our subsidiary governance oversight program:

•

Tsun-yan Hsieh served on the board of Manulife US Real Estate Management Pte Ltd. and received fees for his services as shown in the table above. Mr. Hsieh’s term on the Manulife US Real Estate Management Pte Ltd. board ended on September 30, 2022.

Allocation of annual fees

Directors must decide, before the start of the new fiscal year, if they want to receive all or part of their compensation in equity instead of cash:

•	Fees earned is the amount received in cash.
•	Share-based awards is the amount received as equity.

38	Manulife Financial Corporation

Executive compensation

Executive compensation is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy.

Where to find it

2023 Management information circular	39

Message from the Chair

Don Lindsay

Chair of the Management Resources and Compensation Committee

The board is encouraged by Manulife’s resilience in 2022. Despite difficult market conditions that, in particular, had an impact on our Global WAM and Asia businesses, we continued to make progress on our strategic priorities, reduced our go-forward risk profile and significantly expanded our environmental, social and governance (ESG) investment offerings. While our overall financial performance fell short of the ambitious targets we set out at the beginning of 2022, we delivered solid financial results and our 2022 total shareholder return (TSR) was in line with our performance peers and higher than the S&P/TSX Composite and Composite Financials indices. We recognize that our longer term TSR has fallen short of our expectations. Overall, the committee is pleased with the alignment between our executive compensation outcomes and our company’s performance in 2022 and over the longer-term.

Compensation highlights

• The 2022 annual incentive was funded at 87% for the named executives, reflecting challenging macroeconomic conditions (see page 57)

• The 2020 performance share unit awards vested in March 2023 at 78% of target (see page 65)

Business performance and compensation outcomes

The 2022 annual incentive was funded at 87% for the executive leadership team, including our named executives, reflecting lower than target core earnings and new business value. We delivered record net income for 2022 and our performance against the objectives in our strategic priorities exceeded target, particularly for portfolio optimization and high performing team with the strong progress made against our ESG commitments covering diversity, equity and inclusion, employee engagement and climate action.

The 2020 performance share unit (PSU) awards vested in March 2023 at 78%, reflecting solid performance in our book value per share metric, but below target performance in our core ROE and relative TSR metrics. The performance criteria for these awards were established before the pandemic in late 2019 and were not adjusted in any way for the impact of COVID-19. We continue to believe that our executive compensation program provides appropriate incentive for our executive leadership team to take actions that will drive strong business performance, and ultimately create long-term shareholder value.

Evolving our executive compensation program and reflecting IFRS 17

We did not make any changes to our executive compensation program for 2022, and have not made any substantial changes to our annual incentive plan since 2017. However, as I shared in my letter in last year’s proxy circular, in 2022 we spent significant time reviewing our compensation plans with the goal of simplifying the design, responding to shareholder feedback, ensuring that the measures were driving the desired actions by our senior executives, and adapting to changes as a result of IFRS 17 (an accounting standard change for 2023). We approved the following weightings for our annual incentive program scorecard for 2023:

•	40% weighting on core earnings per share, tying our executives to a key financial measure of operating performance
•	30% weighting on new business value, ensuring that growing our business continues to be a priority
•

10% weighting on customer metrics (net promoter score and straight-through processing), to drive an even greater focus on our ambition of being the most digital, customer-centric global company in our industry

•	20% continued weighting on performance against our five strategic priorities and ESG commitments.

40	Manulife Financial Corporation

Executive Compensation

We are also introducing a change to the scorecard used to assess PSU performance to align with the IFRS 17 accounting standard change. Beginning with the 2023 awards, we will replace the book value per share metric with book value per share plus after-tax total CSM (contractual service margin balance) per share. This change will ensure that we are continuing to capture the full value of our outstanding policies while also ensuring that events that impact CSM have an appropriate impact on management compensation. The core ROE metric and the relative TSR modifier will remain unchanged. Finally, for 2023 we will increase the maximum payout opportunity from 180% to 200% (including the impact of the relative TSR modifier), in tandem with the introduction of higher performance hurdles. This will reward greater outperformance, consistent with market practice. See page 44 for more information about these changes.

Shareholder engagement and chair transition

I would like to thank our investors for their continued engagement on topics including executive compensation, ESG topics, and our strategic direction. In January of this year, members of our board met with institutional shareholders accounting for approximately 28% of Manulife’s outstanding institutional shares. We appreciate your candid and thoughtful feedback on all topics and will use your inputs to aid in our decision-making processes.

In February of this year, I transitioned to the role of Chair of the Board. It has been a privilege to serve in the role of chair of the management resources and compensation committee, and I look forward to continuing to work closely with this committee on its important objectives. I would like to thank Nicole Arnaboldi for agreeing to take over as chair of the committee. Nicole has been a board member since 2020 and previously served as a member of this committee. Her deep, global expertise as a former senior executive in the wealth and asset management industry makes her an ideal successor as we continue to focus on growing our highest potential businesses.

Don Lindsay

Chair of the Management Resources and Compensation Committee

2023 Management information circular	41

Compensation discussion & analysis

Executive summary

2022 BUSINESS PERFORMANCE IMPACT ON COMPENSATION

Manulife’s executive compensation program is designed to reward our named executives for the successful execution of our business strategy each year to promote sustainable growth, and the achievement of longer-term strategic initiatives to transform Manulife into the most digital, customer-centric global company in our industry. Total direct compensation for our named executives is structured with a significant portion “at risk” (or variable) each year and dependent on company performance and the returns we provide to our shareholders. This keeps the interests of our executives closely aligned with the interests of our shareholders.

For 2022, annual incentives for the executive leadership team, including our named executives, were funded with a company performance score of 87%. In line with principles the management and resources committee established several years ago regarding the treatment of any charges in our P&C Reinsurance business, approximately $80 million (out of $256 million) of the P&C Reinsurance claims provision incurred for Hurricane Ian was excluded from the determination of the company performance score. The exclusion was considered because the loss was outside of management’s control, while the amount of the adjustment considered the cumulative return on capital for this business. The adjustment increased the overall performance score by 2 points.

Performance criteria for funding were based on a board-approved plan that was established in 2021 with an optimistic outlook of the challenges associated with COVID-19. While our North American businesses were largely not affected, in Asia there continued to be varying degrees of adverse impacts in certain markets across the region related to COVID-19 containment measures throughout 2022. We made no adjustments to the performance scores to offset the impact of the COVID-19 pandemic to our Asia business or the impact of interest rates and equity markets on our Global Wealth and Asset Management (Global WAM) business.

The performance share unit (PSU) awards granted in 2020 vested in March 2023 at 78%, reflecting solid performance in our book value per share metric, but below target performance in our core ROE and relative TSR measures. The performance criteria were set in late 2019 and were not subsequently adjusted for the impact of COVID-19 nor for the P&C Reinsurance charge. In calculating the performance factor, the board excluded the impact of the 2019 and 2021 charges related to updating the ultimate reinvestment rate (URR) assumptions issued by the Canadian Actuarial Standards Board, and the impact of the restructuring charges taken in 2021. These adjustments increased the score by 3 points.

CEO COMPENSATION

Mr. Gori’s leadership continues to be a strength for Manulife. In recognition of the continued momentum the company has achieved under his direction, especially with the ongoing prevalence of COVID-19 in 2022, the board awarded Mr. Gori an annual incentive of US$2,923,200 for 2022. This award is a direct result of his exceptional personal performance highlighted by Manulife’s demonstrated resilience in the face of difficult market conditions.

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Executive Compensation

CEO total direct compensation (US$)

	2018	2019	2020	2021	2022

Base salary	$1,100,000	$1,100,000	$1,200,000	$1,200,000	$1,200,000

Annual incentive[1]	$3,088,800	$3,700,000	$2,822,400	$4,600,800	$2,923,200

Equity-based incentives[1]	$5,200,000	$5,600,000	$6,325,000	$6,825,000	$8,200,000

Total direct compensation	$9,388,800	$10,400,000	$10,347,400	$12,625,800	$12,323,200

1	Timing of awards: the 2022 column includes the annual incentive awarded for 2022 and paid in February 2023 and the equity-based incentives granted in March 2022.

For 2023, the board increased Mr. Gori’s base salary to US$1,300,000 and maintained his annual incentive target at 200% of salary. He was granted an equity-based incentive award of US$8,500,000 in March 2023.

EXECUTIVE COMPENSATION AND ESG

As part of our ESG strategy, Manulife sets board-approved enterprise goals for ESG-related measures that are key to our business strategy and that factor into annual incentives for the named executives in two ways:

•

The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to diversity, equity and inclusion, climate action, employee engagement and customer satisfaction.

•

The individual performance goals for each named executive also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals related to cybersecurity and ethical business conduct (see the executive profiles starting on page 67).

You can learn more about Manulife’s ESG strategy on our website at manulife.com/sustainability and in our annual ESG Report (the 2022 report will be published in the second quarter of 2023).

LINKING CEO PAY TO SHAREHOLDER VALUE

We look at pay for performance from different perspectives to ensure there is strong alignment between what our CEO earns and our total shareholder return (TSR).

The CEO lookback table, on the following page, compares total direct compensation awarded to the CEO in each of the last five years to the actual value of that compensation as of December 31, 2022, illustrating how our share price affects what the CEO actually earns over time.

The analysis also shows the actual value as of December 31, 2022 for each $100 of compensation awarded each year, and compares it to the value earned by shareholders over the same period. We have indexed these values at $100 to provide a meaningful comparison.

2023 Management information circular	43

The table illustrates that the actual value of CEO compensation is closely aligned with the shareholder experience. This is consistent with our emphasis on aligning executive compensation with the longer-term success of Manulife.

(in CAD$)	Total direct compensation awarded	Actual value on December 31, 2022	Value of $100
			Period	Manulife CEO	Manulife shareholders

2018	$12,081,371	$10,395,423	Jan 1, 2018 to Dec 31, 2022	$86.05	$116.91

2019	$13,757,207	$13,185,077	Jan 1, 2019 to Dec 31, 2022	$95.84	$152.34

2020	$13,576,368	$11,910,863	Jan 1, 2020 to Dec 31, 2022	$87.73	$107.27

2021	$15,978,085	$16,440,659	Jan 1, 2021 to Dec 31, 2022	$102.90	$118.14

2022	$15,872,059	$15,347,900	Jan 1, 2022 to Dec 31, 2022	$96.70	$105.86

Total direct compensation awarded includes base salary, annual incentive, and equity-based incentives, as reported in the summary compensation table each year.

Actual value (realized and realizable) represents the actual value to the CEO of compensation awarded each year, realized between grant and December 31, 2022 or still realizable on December 31, 2022.

Value of $100 for CEO represents the actual value as of December 31, 2022 for each $100 of total direct compensation awarded in each year.

Value of $100 for Manulife shareholders represents the cumulative value of a $100 investment in common shares made on the first trading day of each period, assuming reinvestment of dividends.

Our pay-for-performance alignment review also includes a five-year lookback of our CEO’s compensation compared to our TSR performance against our peers and against various indices (see page 71).

Details about the 2022 compensation decisions for our other named executives begin on page 72.

CHANGES TO THE EXECUTIVE COMPENSATION PROGRAM FOR 2023

In 2022, we conducted a comprehensive review of our executive compensation program with the goals of simplifying the program design, responding to shareholder feedback, ensuring that the measures were driving the desired actions by executives, and adapting to changes as a result of IFRS 17 (a new accounting standard that replaced IFRS 4 on accounting for insurance contracts). Following this review, we implemented the adjustments noted on the next page.

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Changes to the 2023 performance criteria for our annual incentive

	Current	2023	Understanding the changes

Earnings	• Net income attributed to shareholders (25%) • Core earnings excluding core investment gains (25%)	• Core earnings per share excluding credit losses and loss reversals (40%)

• Defining core earnings on a per share basis to strengthen the alignment with the interests of shareholders

• Simplifying to a single earnings measure, to focus on the measure that better reflects the underlying earnings power of the business

• Reducing the weighting of the earnings category by 10% to increase our emphasis on our customers (see Strategic focus, on the following page)

Growth	• New business value (15%) • Global Wealth and Asset Management (Global WAM) core earnings (15%)	• New business value (30%)

• Removing Global WAM core earnings as it is captured under the core earnings per share measure

• Increasing the weighting of new business value to retain our emphasis on sustainable growth

• Tightening the performance range to respond to historical performance and volatility (see page 56 for additional details)

Customer	• Prior to 2023, these metrics were included as part of the index of measures under Strategic focus	• Relationship net promoter score (rNPS) (5%) • Straight-through processing (STP) (5%)

• Highlighting two equally weighted customer measures related to customer experience and digital transformation. Performance for these measures is quantitatively determined based on targets in line with the board-approved business plan set at the beginning of each year

2023 Management information circular	45

	Current	2023	Understanding the changes

Strategic focus

• Represents an index of measures used to track performance against our ESG commitments and our five strategic priorities: Accelerate Growth, Digital Customer Leader, Portfolio Optimization, Expense Efficiency, and High Performing Team. Includes quantifiable goals, subject to a qualitative overlay, that are established at the beginning of the year and approved by the management resources and compensation committee (20%)

		• No change (20%)	• Continues to measure progress against our five strategic priorities

Changes to the 2023 performance criteria for our PSU plan

For 2023, we have updated our PSU plan to reflect the transition to IFRS 17. We adjusted the book value per share metric to also include the after-tax total CSM per share. We believe CSM is an important financial measure for shareholders to focus on because it represents a store of potential future profits, is treated as available capital under the LICAT regulatory capital regime, will measure of our ability to write profitable insurance sales, and is a key component of two of our externally disclosed medium-term growth targets.

	Current	2023	Understanding the changes

Measures	• Book value per share excluding AOCI (50%) • Core return on equity (50%) • Relative TSR modifier (+/-20% compared to Manulife’s performance peer group)

• Book value per share (excluding translation of foreign operations) plus after-tax total CSM (contractual service margin balance) per share (50%)

• Core return on equity (50%)

• Relative TSR modifier (+/-20% compared to Manulife’s performance peer group)

• Redefining book value per share metric to be more meaningful under IFRS 17. Including after-tax total CSM (contractual service margin balance), as it is a fundamental concept of IFRS 17 and represents the unearned profits we expect to amortize into earnings. We exclude translation of foreign operations because currency impacts can be volatile and distort results

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	Current	2023	Understanding the changes

Payout range	• 0 to 180% (including impact of the relative TSR modifier)	• 0 to 200% (including impact of the relative TSR modifier)	• Aligning with typical market practice • While this change increases the overall opportunity for higher future payouts, there is a corresponding requirement for higher performance

Changes related to IFRS 17

As noted in last year’s circular, IFRS 17 will have a significant impact on how we measure and present our financial results. IFRS 17 is the new insurance contract accounting standard, effective January 1, 2023. This change in accounting standard does not impact the fundamentals and economics of our business. However, it does impact where, when and how specific items are recognized on our financial statements. A fundamental concept of IFRS 17 is the contractual service margin balance (CSM) which defers the recognition of new business gains over the lifetime of the insurance contract. CSM represents the unearned profits that are expected to amortize into income over time.

2023 Management information circular	47

Our executive compensation philosophy

Our executive compensation program is designed to contribute to our long-term sustainable growth by rewarding executives for strong performance in executing our business strategy and achieving strategic initiatives.

Pay for performance is at the core of our approach to executive compensation. Most of what our executives earn is variable, tied to performance, and not guaranteed. In practice, executives earn more when performance is strong and earn less when performance is mixed.

The board also has the discretion to adjust annual incentive and PSU payouts when significant events outside management’s control impact performance that make payouts unreasonable, unrepresentative, or inappropriate.

Five principles guide every compensation decision

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What we do

Compensation aligned with long-term shareholder value
• most executive compensation is directly affected by our share price and the value of our performance share units is based in part on relative TSR
• the annual incentive plan incorporates measures tied to our future success
• equity ownership guidelines, clawback provisions, stock option exercise restrictions and our code of business conduct and ethics discourages executives from taking undue risk

Compensation aligned with business strategy
• incentive compensation is tied to the achievement of key performance measures, prudently balancing time horizons and performance perspectives
• performance measures are tied directly to our business strategy, environmental, social and governance objectives and shareholder value

Compensation and performance benchmarked against peer companies
• executive pay is benchmarked against our compensation peer group

Compensation aligned with good governance practices
• compensation is aligned with the Financial Stability Board’s Principles for Sound Compensation Practices
• employees must annually certify compliance with our code of business conduct and ethics
• management resources and compensation committee receives independent advice
• shareholders have a say on executive pay
• we engage with shareholders about our executive compensation program
• employee engagement and diversity and inclusion initiatives have an impact on compensation

Compensation aligned with risk management objectives
• incentive compensation for heads of control functions is based on measures that are not directly linked to the business they oversee
• we stress test compensation plan designs
• the CEO and CFO must hold Manulife equity for one year after leaving Manulife
• executive compensation clawed back for wrongdoing, even when a financial restatement is not required
• the CRO and the risk committee review the alignment of compensation plans with risk management objectives
• incentive compensation for material risk takers considers feedback from internal audit, compliance and risk management

What we don’t do

No grossing up of perquisites

No repricing or backdating of stock options

No hedging or monetizing of equity awards

No multi-year guarantees in employment agreements

No severance of more than two years on termination following a change in control

No single-trigger change in control

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Benchmarking against our peers

Manulife is made up of many related but distinct businesses that need people who have unique skills and capabilities. This makes it difficult to identify direct public company peers that are relevant for both compensation benchmarking and meaningful TSR performance comparisons. Accordingly, we use two peer groups: a compensation peer group and a performance peer group. The management resources and compensation committee regularly reviews our peers to ensure the groups remain an appropriate comparator for Manulife. The committee made no changes to the peer groups in 2022.

Compensation peer group

While we are headquartered and based out of Toronto, we operate on a global scale with the majority of our earnings derived from markets outside of Canada. Accordingly, we draw on and compete for talent with other global businesses, including those who compensate talent according to local practices.

We use a compensation peer group to assess the competitiveness of our compensation practices, and to set total direct compensation levels, including each discrete element. This helps us attract and retain high caliber executive talent capable of achieving our ambitious goals.

The compensation peer group for our named executives includes companies that publicly disclose compensation data for roles that are comparable in size and scope to the roles of our named executives, and that are considered competitors for executive talent. For named executives whose roles are not directly comparable with roles in the compensation peer group, we supplement the information used in determining compensation with data from the Financial Services Executive Compensation Survey conducted by Korn Ferry and the Diversified Insurance Study of Executive Compensation conducted by Willis Towers Watson.

We generally seek to align target total direct compensation for our named executives with the market median and may adjust the pay positioning of a named executive’s target total direct compensation above or below the market median depending on the importance of the role, the named executive’s performance, experience, or for other reasons.

Total direct compensation is denominated in U.S. dollars for a majority of our named executives because we draw from an international talent pool for executives, where the U.S. dollar is the most common currency basis for setting compensation.

2022 compensation peer group
AIA Group Limited
Bank of Montreal
Bank of Nova Scotia
MetLife, Inc.
Power Corporation
Principal Financial Group Inc.
Prudential Financial, Inc.
Prudential plc
Royal Bank of Canada
Sun Life Financial Inc.
Toronto-Dominion Bank

Global insurance companies

Canadian banks

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Performance peer group

We measured our 2022 TSR performance against the 2022 performance of a group of insurance companies with a global presence, comparable lines of business, and similar exposure to the same macroeconomic conditions as Manulife.

2022 performance peer group
AIA Group Limited
Allianz SE
Assicurazioni Generali S.p.A.
Aviva plc
AXA SA
Brighthouse Financial
Dai-ichi Life
MetLife, Inc.
Power Corporation
Principal Financial Group Inc.
Prudential Financial, Inc.
Prudential plc
Sun Life Financial Inc.
Unum Group
Zurich Insurance Group

Included in our compensation peer group

Where we rank against our peers

The table below shows how we rank against our peers. We compare our total assets and market capitalization with the compensation peer group, using the most recently reported figures in U.S. dollars. This illustrates why this group is appropriate in size as a benchmark for compensation.

We compare our one, three and five-year TSR against the performance peer group. Manulife’s TSR is based on the price of Manulife’s common shares on the TSX for the periods ended December 31, 2022. Peer TSR is based on their primary stock exchange and on local currencies.

(US$)	Median	Manulife	Manulife percentile

Compensation peer group

Total assets	$666.6 billion	$679.2 billion	55th

Market capitalization	$56.4 billion	$36.3 billion	27th

Performance peer group

One-year TSR	6.2%	5.9%	47th

Three-year TSR	23.6%	7.4%	7th

Five-year TSR	39.0%	17.1%	27th

(source: Bloomberg)

2023 Management information circular	51

Our executive compensation program and

2022 performance

Our executive compensation program for our named executives includes base salary, annual and equity-based incentives, and other elements such as pension, benefits and wellness, and perquisites.

Element	Form	Performance criteria	Key characteristics

Base salary	Cash		• Fixed compensation based on role, performance, qualifications, and experience

Annual incentive	Cash and equity

Key measures:

• Net income attributed to shareholders (25%)

• Core earnings excluding core investment gains (25%)

• New business value (15%)

• Global Wealth and Asset Management (Global WAM) core earnings (15%)

• Strategic focus (20%)

• Variable compensation based on company objectives and individual performance goals

• Individual performance objectives are tied to financial performance and contribution to Manulife’s strategic priorities, including performance goals linked to diversity, equity and inclusion, employee engagement, leadership accountability and Manulife’s Climate Action Plan

• 10% of annual incentives are delivered in Manulife common shares

Equity-based incentives	Performance share units (PSUs) (60%)	3-year vesting period Key measures: • Book value per share excluding AOCI (50%) • Core return on equity (50%) • Relative TSR modifier (+/- 20%) compared to Manulife’s performance peer group

• Ties compensation to company and share price performance over both the medium and long term

• Strengthens retention and reinforces alignment with shareholder value

• 10% of the vesting value of RSUs and PSUs is delivered in Manulife common shares

	Restricted share units (RSUs) (40%)	3-year vesting period

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Element	Form	Key characteristics

Other	Pension	• Includes defined contribution, cash balance and 401(k) plans • Varies by country
	Benefits and wellness	• Protects and invests in the health and well-being of our executives • Includes health, dental, mental health, group life, disability, and wellness (Vitality) • Varies by country
	Perquisites	• Varies by country

2022 Target total direct compensation mix

The charts below show the mix of components that make up target total direct compensation for our named executives, and how those components pay out over time.

Most of a named executive’s total direct compensation is variable (or at risk) with a significant portion tied to our share price. The mix in variable pay of both annual and equity-based incentives ensures named executives consider both the short and longer-term impact of their decisions.

The board believes this combination of incentives and time horizons helps to drive sustained performance, aligns named executives’ interests with those of shareholders, provides for competitive pay opportunities and encourages retention.

Chief Executive Officer

Other named executives (average)

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About base salaries

Base salaries are set in February of each year and any changes go into effect on March 1. Each named executive’s salary depends on several considerations, including qualifications, experience in the role, performance, career progression, salaries paid for comparable roles at peer companies and salaries of comparable roles within Manulife.

We benchmark salaries at least once a year against comparable roles at peer companies.

About our annual incentive

Our annual incentive rewards named executives for achieving company objectives and individual performance goals each year. The annual incentive for a named executive is more heavily influenced by overall company results, while the emphasis at less senior levels in the organization is more on segment, business unit or functional goals, with some links to global results to foster collaboration and a business owner mentality.

Performance measures and weightings are:

•	recommended by senior management and reviewed and approved by the board
•	linked to our strategy with targets that are consistent with our board-approved plan
•	stress and back tested to make sure potential performance is aligned with award outcomes and does not encourage inappropriate risk-taking.

How we calculate the award for named executives

Each named executive has a target annual incentive equal to a percentage of their base salary and can range from zero to a maximum of 2.5 times target. Their actual annual incentive award depends on both the company performance score, which can range from 0% to 200%, and individual performance.

We assess individual performance against goals that are tied to a named executive’s annual business plan, and their contribution to Manulife as a whole, including their impact on our risk culture and their behaviour as a reflection of our values.

The annual incentive award is calculated as follows:

Base salary	Annual incentive target % of base salary	Company performance score Range: 0% - 200%	Adjustment for individual performance	Annual incentive award

Linking to our ESG strategy

As part of our ESG strategy, Manulife sets board-approved enterprise goals for ESG-related measures that are key to our business strategy and that factor into annual incentives for named executives in two ways:

•

The strategic focus component of the company performance score is based in part on an assessment of performance against goals linked to diversity, equity and inclusion, climate action, employee engagement and customer satisfaction

•

The individual performance goals for each named executive also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals related to cybersecurity and ethical business conduct (see the named executive profiles starting on page 67).

We review the ESG-related goals every year to make sure executive compensation continues to support Manulife’s ESG priorities and ensure leadership accountability to drive positive change.

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Performance criteria and weighting for the 2022 awards

Aligns compensation with shareholder experience				Net income attributed to shareholders 25%
	Threshold	Target	Maximum
score	25*	100	200
performance	30% below target	at target	40% above target
*Below threshold performance results in a score of zero.

Reflects the underlying earnings capacity and is an important factor in valuing Manulife’s share price				Core earnings excluding core investment gains 25%
	Threshold	Target	Maximum
score	0	100	200
performance	25% below target	at target	25% above target

Measures profitable growth in new business across our portfolio, including: • New business value for insurance businesses • Global WAM core earnings				New business profitability 30%
	Threshold	Target	Maximum
score	0	100	200
performance	50% below target	at target	50% above target

Represents an index of measures used to track performance against our ESG commitments and our five strategic priorities: Accelerate Growth, Digital Customer Leader, Portfolio Optimization, Expense Efficiency, and High Performing Team. Includes quantifiable goals, subject to a qualitative overlay, that are established at the beginning of the year and approved by the management resources and compensation committee

Strategic focus 20%

How the financial measures are defined

Net income attributed to shareholders: as disclosed in our annual report, available at manulife.com.

Core earnings excluding core investment gains: core earnings measures the underlying earnings capacity of our businesses. For our annual incentive, we exclude core investment gains to align with operational performance.

New business profitability: measures profitable growth in new business across our portfolio. Includes the following measures:

•

New business value for insurance businesses represents the change in shareholders’ economic value as a result of sales in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

•

Global WAM core earnings: core earnings of our Global WAM segment, which provides fee-based wealth and asset management solutions to our retail, retirement and institutional customers around the world.

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Performance criteria and weighting for awards starting in 2023

In 2022, we went through a comprehensive review of our executive compensation program and made some changes to the annual incentive plan to strengthen the alignment with shareholder interests, increase focus on the customer, and address reporting changes resulting from our implementation of IFRS 17 in 2023 (see page 44 for more information).

Core earnings per share (excluding credit losses and loss reversals) Reflects underlying earnings capacity and is an important factor in valuing Manulife’s share price				Earnings 40%
	Threshold	Target	Maximum
score	0	100	200
performance	25% below target	at target	25% above target

New business value Measures profitable growth in new business across our insurance segments				Growth 30%
	Threshold	Target	Maximum
score	0	100	200
performance	40% below target	at target	40% above target

Relationship net promoter score (rNPS) Measures improvement in customer loyalty and advocacy				Customer 10%
	Threshold	Target	Maximum
score	0	100	200
performance	10 pts below target	at target	10 pts above target
Straight-through processing (STP) Measures improvement in Manulife’s processing time for customers
	Threshold	Target	Maximum
score	0	100	200
performance	3 percentage points below target	at target	3 percentage points above target

Represents an index of measures used to track performance against our ESG commitments and our five strategic priorities: Accelerate Growth, Digital Customer Leader, Portfolio Optimization, Expense Efficiency, and High Performing Team. Includes quantifiable goals, subject to a qualitative overlay, that are established at the beginning of the year and approved by the management resources and compensation committee.

Strategic focus 20%

How the measures are defined

Core earnings per share is defined as core earnings available to common shareholders divided by diluted weighted average common shares outstanding. Measures the underlying earnings capacity of our businesses on a per share basis, and is an important factor in valuing our share price. For our annual incentive, core earnings for the company exclude credit losses and loss reversals to minimize annual volatility under IFRS 17 and 9.

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New business value: measures the change in shareholders’ economic value as a result of sales in the period. Calculated as the present value of shareholders’ interest in expected future distributable earnings, after the cost of capital, on actual new business sold in the period.

Relationship net promoter score (rNPS) gauges customer loyalty and advocacy based on the response customers provide when asked how likely are they to recommend Manulife to family, friends, or colleagues. rNPS is measured by a third-party market research study of customers.

Straight-through processing (STP) is defined as customer interactions, including money processing, that are completely digital within Manulife as a proportion of total customer interactions.

Non-GAAP and other financial measures

The company prepares our Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders; core earnings before income taxes; core general expenses; assets under management (AUM); assets under management and administration (AUMA); and Global WAM managed AUMA. In addition, non-GAAP financial measures include any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.

Non-GAAP ratios include core ROE; diluted core earnings per common share (core EPS); and expense efficiency ratio. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures; general expenses; basic earnings per common share; and diluted earnings per common share.

Other specified financial measures include assets under administration (AUA); new business value (NBV); annualized premium equivalent (APE) sales; net flows; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information about non-GAAP and other financial measures, see that section in our 2022 Management’s Discussion and Analysis which is incorporated by reference and can be found on the company’s website at www.manulife.com/en/investors/results-and-reports.

2022 annual incentive

While we achieved record net income and posted above-target performance on our strategic initiatives, the company performance score for the 2022 annual incentive award was 87% for the named executives because core earnings, new business value and Global WAM core earnings fell below the ambitious targets set for the year. Please see the table on the next page for additional details.

These targets, along with our performance ranges, are set each November, align with our board-approved business plan, and are influenced by the macro environment at the time when they are established. In particular, the following context is important when assessing the difficulty of the 2022 targets:

•	The plan considered that the U.S. variable annuity transactions would reduce the core earnings and net income of the company by approximately $200 million per year.
•	The targets were set prior to the end of the 2021, which had an exceptionally strong finish.

Taking into consideration the above, at the time the goals were set, the targeted net income and core earnings growth for 2022 was approximately 10%. In addition, the plan did not anticipate the prolonged impact the COVID-19 pandemic continued to have on our Asia business for most of 2022.

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The committee did not make any adjustment to the targets for the unanticipated disruptions to our Asia business due to COVID-19 challenges, or to address changes experienced in the macro-economic environment. In line with principles the committee had established several years ago regarding the treatment of any changes in our P&C Reinsurance business, approximately $80 million (out of $256 million) of the P&C Reinsurance claims provision incurred for Hurricane Ian was excluded from the determination of the annual incentive award score. This adjustment increased the overall performance score by 2 points.

For more information about each named executive’s annual incentive award, and a discussion of their performance against their individual goals, see the named executive profiles starting on page 67. Our plan design includes an adjustment for individual performance to determine each named executive’s final payout.

Company performance score for 2022

Funding range							Performance criteria and weighting
Threshold 0	Target 100	Maximum 200	Results	Score	Weighted score	2021 actual[1]

$5,137	$7,339	$10,275	$7,294	101%[2]	25%[2]	$7,105	Net income attributed to shareholders[3] ($ millions) 25%

$4,684	$6,245	$7,806	$5,782	75%[2]	19%[2]	$6,136	Core earnings excluding core investment gains ($ millions) 25%

							New business profitability ($ millions) 30%

$1,250	$2,500	$3,750	$2,063	65%	10%	$2,243	New business value (15%)
$787	$1,573	$2,360	$1,241	58%	9%	$1,406	Global WAM core earnings (15%)

				120%	24%	115%	Strategic focus[4] Customer, employee and strategic initiatives including ESG 20%

					87%[3]		2022 company performance score

1	This column shows the 2021 actual results for reference. The 2021 company performance score was 142%.
2

The board approved an adjustment of $80 million to partly offset the $256 million charge in P&C Reinsurance related to Hurricane Ian. This amount was determined by applying an approach previously agreed to by the committee that allows for an adjustment to the extent that average return on capital for the P&C Reinsurance business exceeds a specified target. The adjustment had a 3 and 5 point positive impact on the net income and core earnings scores, respectively, and increased the final 2022 company performance score by 2 points. While a full adjustment for Hurricane Ida and European floods would have been allowed in the prior year, the board did not make any adjustment to 2021 scores.

3	Performance at threshold results in a performance score of 25%. Performance below threshold results in a performance score of zero.
4	Performance is assessed against predetermined goals established in our business plan.

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Executive Compensation

Financial measures

Despite difficult market conditions, Manulife demonstrated its resilience by delivering solid financial results in 2022:

•	Record net income attributed to shareholders of $7,294 million in 2022; up $189 million from 2021
•	Core earnings[1] before core investment gains of $5,782 million in 2022 compared to $6,136 million in 2021; supported by strong Canada and resilient Asia results
•

New business value (NBV) of $2,063 million in 2022 compared to $2,243 million in 2021; driven by strong growth in the U.S. and Canada, 25% and 18% respectively, but negatively impacted by the challenging operating environment in Asia

•	Global WAM core earnings of $1,241 million in 2022 compared to $1,406 million in 2021; primarily due to lower net fee income from lower average assets under management and administration
•	Delivered $6.9B in remittances in 2022, the highest in our company’s history

Understanding the strategic focus score

We made strong progress on our strategic priorities. For more information about our financial results and our progress on our strategic priorities, please see our 2022 annual report at manulife.com. Highlights from 2022 include:

Accelerate growth:

•

Achieved net inflows in Global WAM versus industry outflows in North America, showcasing positive net flows in 12 out of 13 past years. We also drove double-digit growth rates in Canada on net income, core earnings and NBV in 2022

•

Generated 63% of core earnings from highest potential businesses (Asia segment, Global WAM, Canada Group Benefits, and behavioral insurance products), up 9 percentage points from our 2017 baseline and in line with 2021

•

Further bolstered our presence in high-growth attractive markets by acquiring control of our mainland Chinese asset management joint venture, Manulife TEDA Fund Management Co., Ltd (MTEDA), through the purchase of the remaining 51% of shares from our joint venture partner, making us the first global wealth and asset manager to acquire a 100% stake in a fully operating public fund management company in mainland China

Digital, customer leader:

•	With $1 billion invested since 2018 in digital capabilities driving continued efficiencies, our relationship NPS (rNPS) score of +20 marked a significant 19-point improvement from our 2017 baseline
•	Achieved straight-through-processing (STP) of 83%, representing a 15 percentage point improvement from our 2018 baseline due to improvement in app releases and increased digital capabilities
•

Increased adoption of electronic point of sale (ePOS) in Asia, our proprietary digital onboarding app, by 15 percentage points to 89%. Accelerated the utilization of our digital claims platform in Canada and reduced Group Benefits claims processing times by 60%

•	Became the first insurer in Vietnam to offer health insurance on Vietnam’s most popular digital e-wallet with a 31 million user base

Expense efficiency:

•

Maintained general expenses and core general expenses in line with 2021 and our 2022 expense efficiency ratio[1] was 50.9% despite the inflationary environment, reflecting our strategic focus on digitalization and efficiency, and the value of our disciplined approach to managing operating expenses

•	Delivered on our 2022 target of $1 billion in expense efficiencies in 2020, 2 years ahead of schedule

1 Core earnings and expense efficiency ratio are non-GAAP measures. See Non-GAAP and other financial measures on page 57 for more information.	The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

2023 Management information circular	59

Portfolio optimization:

•

Completed two transactions in 2022 to reinsure over 80% of our legacy U.S. variable annuity block and released $2.45 billion of capital, significantly reducing our risk, and creating a cumulative one-time after-tax net gain of $806 million[2]

•	Delivered a total of $9 billion of cumulative capital benefits since 2018
•	Our long term care (LTC) and variable annuity core earnings[3] contribution reduced to 18%, compared with 25% in 2020[4]

High performing team:

•	Ranked in the top 6th percentile[5] amongst global financial services and insurance companies on our 2022 employee engagement survey, up from top 14th percentile in 2021
•	Recognized as one of the World’s Best Employers by Forbes for the third consecutive year
•	Named to Bloomberg’s 2022 Gender-Equality Index for the fourth consecutive year, highlighting our commitment to support gender equality through policy development, representation, and transparency

ESG:

•

Achieved net zero operational scope 1 and scope 2 greenhouse gas emissions. Our S&P Dow Jones Sustainability Index score improved by 10 points (Top 10% of our industry peers globally) and received AA MSCI ESG Rating

•	Established interim science-aligned financed emissions targets within our General Account investment portfolio. Targets will be published in Manulife’s 2022 ESG Report in the second quarter of 2023
•

Launched the Global Climate Action Strategy in Europe and Asia, and the Manulife Forest Climate strategy in the U.S., which will promote climate change mitigation by investing in sustainably managed forests that prioritize carbon sequestration

For more information about core earnings, assets under management and administration, NBV, and net flows, see Non-GAAP and other financial measures on page 57. For more information about our financial results and our progress on our strategic priorities, please see our 2022 annual report at manulife.com.

2	Consists of a net gain of $846 million in 2022 and a $40 million loss recognized in 2021.
3	Includes core earnings from U.S. long term care and Asia, Canada, and U.S. variable annuities businesses.
4

2020 impact normalized for COVID-19-related LTC gains and $400 million of core investment gains. For the reconciliation of 2020 core earnings see “Non-GAAP and Other Financial Measures” in our 2022 Management’s Discussions and Analysis, which is incorporated by reference.

5	Percentile ranking based on the Gallup global financial services and insurance database.

About the equity-based incentives

We grant a competitive mix of equity-based incentives every year, which may include restricted share units (RSUs), performance share units (PSUs) and stock options depending on the officer’s position.

The proportion of equity-based incentives allocated to performance share units and restricted share units remained the same as the previous year. Stock options have not been granted since 2020. Heads of control functions do not receive performance share units, to ensure their compensation is not tied to the performance of businesses they oversee.

The table below shows the mix of equity-based incentives for 2022 and 2023.

	PSUs	RSUs	Stock options

Chief Executive Officer	60%	40%	0%

Other named executives	60%	40%	0%

Chief Risk Officer, Chief Actuary, Global Compliance Chief, Chief Auditor	0%	100%	0%

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Executive Compensation

Equity-based incentives
	Restricted share units	Performance share units	Stock options

What they are	Notional shares that pay out based on the price of Manulife common shares	Notional shares that pay out based on our performance and on the price of Manulife common shares	Rights to buy Manulife common shares in the future at a specified price

Vesting and payout

Vest and pay out within three years

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest multiplied by the number of restricted share units

90% of the payout value delivered in cash and remaining 10% of payout value delivered in Manulife common shares purchased on the open market

Vest and pay out within three years. The number of units that vest depends on our performance against absolute and relative performance conditions that are set at the grant date, aligned with our strategy and approved by the board

The payout value is equal to the average closing price of Manulife common shares on the TSX for the 10 trading days before the day they vest, multiplied by the number of performance share units, the performance factor and beginning with the 2021 grants, the relative TSR modifier

90% of the payout value delivered in cash and remaining 10% of payout value delivered in Manulife common shares purchased on the open market

Vest 25% every year for four years from the grant date

Stock options granted from 2015 to 2020 cannot be exercised until five years from the grant date except under extenuating circumstances

The exercise price is equal to the grant price

The value is the difference between the exercise price and the price of Manulife common shares on the TSX when stock options are exercised

Stock options expire at the end of 10 years and are only transferable upon death

See page 62 for details about the performance conditions for the PSUs awarded for 2022

2023 Management information circular	61

Equity-based incentives
	Restricted share units	Performance share units	Stock options

Dividend equivalents	Credited as additional units at the same rate as dividends paid on Manulife common shares and subject to the same vesting conditions as the underlying grant		Do not earn dividend equivalents

Grants	The grant price is the average closing price for the 10 trading days before the grant date The grant value of stock options is calculated using the Black-Scholes methodology

Notice of retirement

For awards granted in 2015 and after, named executives have to provide three months’ notice before leaving Manulife or they will lose their post-termination retirement benefits and all outstanding grants will be forfeited

Closed trading windows

Equity-based incentives are not granted when our insiders are prohibited from trading. Annual awards are normally granted 10 or more trading days following the end of the closed trading window after our year-end financial results are announced. Awards can also be made to select new executives at the time of hire. If the hire date falls within a closed trading window the grant is delayed until after the end of the closed trading window. The company has an automatic stock option exercise program that allows insiders to elect in advance to have their expiring stock options exercised through the program, which may occur within a closed trading window.

How we calculate the payout for performance share units

Performance share units granted in 2021 and 2022 will vest and pay out based on the formula below.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period

Performance factor

range: 0-150

Book value per share (excluding AOCI)

•  weighting: 50%

•  threshold: 10%

below target

•  maximum: 8% above target

Core return on equity

•  weighting: 50%

•  threshold: 40%

below target

•  maximum: 32% above target

	Relative TSR multiplier +/-20% Compared to our performance peer group as measured on the New York Stock Exchange (NYSE) Top quartile = +20% 2nd or 3rd quartile = +0% Bottom quartile = -20%	Share price at the time of vesting Calculated using the average closing price of Manulife common shares on the TSX for the 10 trading days before the day the award vests	PSU payout

Performance is determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period. The targets are tied to the board-approved budgets and consistent with our external guidance.

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Executive Compensation

Relative TSR uses a three-year performance period but is used to adjust the performance factor rather than a separate performance condition. This emphasizes conditions that are more directly controllable by management while continuing to have TSR and our share price meaningfully affect the payout value over a three-year period.

The board can modify the calculated result when significant events outside management’s control make awards unreasonable, unrepresentative or inappropriate. The board also believes management should not be penalized for making decisions that are in the long-term best interests of shareholders.

The performance factors for 2022 grants are determined as an average of performance relative to the threshold, target and maximum targets set at the beginning of each of the three years in the performance period, instead of based on performance measured against targets set for the cumulative three-year period. This change was introduced in 2021 in response to significant industry uncertainties, including the IFRS accounting standard change coming in 2023, which affect our ability to set meaningful, appropriate targets three years in advance. The targets are tied to the board-approved budgets and consistent with our external guidance. The management resources and compensation committee views this change as temporary.

We disclose targets for PSUs at payout, when we compare our target performance to actual results. Disclosing this information before the end of the performance period would seriously prejudice Manulife’s interests because it could potentially relay confidential information about our strategy, initiatives and business plan to our competitors or be inappropriately interpreted as earnings guidance.

How the measures are defined

Book value per share excluding accumulated other comprehensive income (AOCI): Calculated by dividing total common shareholders’ equity less AOCI by the number of common shares outstanding at the end of the period. We exclude AOCI because it includes items such as currency impacts, which can be volatile and distort results.

Core return on equity (core ROE): Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity. Core ROE is a non-GAAP ratio. For more information, see Non-GAAP and other financial measures on page 57.

Relative TSR: TSR is a measure of the performance of common shares held by investors over the performance period. This is calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

2023 Management information circular	63

Performance factor starting in 2023

In 2022, we made some changes to the PSU plan to address reporting changes resulting from our implementation of IFRS 17 in 2023, keep performance targets on a constant-currency basis, and bring the plan more in line with the market. The maximum payout opportunity (including the impact of the TSR modifier) will be 200%, corresponding with the introduction of higher performance hurdles that reward greater outperformance, consistent with market practice. See page 46 for more information.

Performance factor for 2023 PSU awards

Book value per share
(excluding translation of foreign operations)

+

After-tax total CSM per share

• weighting: 50%
• threshold: 10% below target
• maximum: 10% above target

Core return on equity

• weighting: 50%
• threshold: 40% below target
• maximum: 40% above target

How the measures are defined

Book value per share (excluding translation of foreign operations): Calculated by dividing total common shareholders’ equity (excluding translation of foreign operations) by the number of common shares outstanding at the end of the period. We exclude translation of foreign operations because it represents currency impacts, which can be volatile and distort results.

After-tax total CSM (contractual service margin balance) per share: Calculated by taking the after-tax CSM for the company and dividing by the number of common shares outstanding at the end of the period.

Core return on equity (core ROE): Calculated as core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. Calculated using average common shareholders’ equity. Core ROE is a non-GAAP ratio. For more information, see Non-GAAP and other financial measures on page 57.

Relative TSR: TSR is a measure of the performance of common shares held by investors over the performance period. Calculated by combining the price appreciation or depreciation, plus the value of dividends paid to shareholders (assuming dividends are reinvested in additional shares). Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE with the TSR of our performance peer group over the performance period. To minimize distortions, the 20-day average share price is used for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers.

Payout of the equity-based incentives that were awarded in 2020

Restricted share units awarded in 2020 vested on March 3, 2023. Performance share units awarded in 2020 vested on March 3, 2023. The amounts in the table below include reinvested dividends.

	Vesting date	Grant date price	Performance factor	Vesting date price	Payout as a % of grant value

2020 RSUs	Mar 3, 2023	$24.38	–	$27.285	129%

2020 PSUs	Mar 3, 2023	$24.38	78%	$27.285	101%

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Executive Compensation

The performance factor for the 2020 PSUs was 78%. Performance was assessed using performance conditions and goals that were set prior to 2020, at the time of the grant, in line with our board-approved business plan. See the table below for a detailed breakdown of how this score was calculated.

Number of PSUs Performance share units awarded and received as dividend equivalents during the three-year period	Performance factor 78%	Share price at the time of vesting	PSU payout

								As a percentage of original award
Roy Gori	199,512	x	78%	x	$27.285	=	$4,246,064	101%
Phil Witherington	59,301	x	78%	x	$27.285	=	$1,262,068	101%
Marc Costantini	—	x	—	x	—	=	—	—
Marianne Harrison	82,012	x	78%	x	$27.285	=	$1,745,421	101%
Scott Hartz	63,087	x	78%	x	$27.285	=	$1,342,640	101%

Performance factor

The 2020 PSU grant was based on a cumulative three-year performance period.

Performance range
Threshold 0	Target 100	Maximum 180	Actual[1]	Score	Weighted score	Performance criteria and weighting

$21.75	$24.16	$26.10	$24.24	103%	35%	Book value per share excluding AOCI ($ millions) 33%

7.7%	12.9%	17.0%	11.9%	80%	26%	Core return on equity (%) 33%

30 percentage points below median	Median	24 percentage points above median	6.7% vs 21.7% (median)	50%	17%	Relative TSR 34%

					78%	2020 PSU performance factor

1	Book value per share excluding AOCI and core return on equity results have been adjusted to exclude the impacts of restructuring charge and URR charge taken in 2021 as approved by the board

The performance factor of 78% is based on our performance against targets for the performance conditions across the three-year performance period. Book value per share excluding AOCI was slightly above target and core return on equity finished below target due to the impacts of COVID-19 on our business.

2023 Management information circular	65

The performance criteria were set in late 2019 and were not subsequently adjusted for the impact of COVID-19 or for any P&C hurricane claim losses. In calculating the performance factor, the board excluded the impact of the 2019 and 2021 charges related to updating the URR assumptions issued by the Canadian Actuarial Standards Board, and the impact of the restructuring charge taken in 2021. These adjustments increased the performance factor by 3 points.

The board adjusted for the impact of these items because we believe compensation should be aligned with long-term shareholder value: senior executives should not be penalized when they take actions that are in the long-term best interest of shareholders even though there may be short term effects on core ROE or book value per share, or where there are legislative or regulatory changes outside our control.

Relative TSR is calculated by comparing the TSR of Manulife common shares traded on the NYSE compared with the TSR of our performance peer group across the performance period. To minimize distortions, we use the 20-day average share price for the opening and closing share price in the calculation of TSR for both Manulife and our performance peers. Relative TSR during the three-year period was 15 percentage points below the median TSR of the performance peer group.

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Executive Compensation

Compensation of the named executives

Roy Gori President and CEO

Mr. Gori is President and CEO and a member of the board of directors. He has overall responsibility for Manulife’s strategy, operations, and performance. Mr. Gori joined Manulife in 2015 as President and CEO, Manulife Asia, and was promoted to his current role in 2017.

Mr. Gori led Manulife to solid 2022 results, demonstrating the resilience and strength of our diverse, global franchise. Under his leadership, we continued to make progress on the strategic priorities that we set in 2018, improved on our already top quartile employee engagement scores, expanded our environmental, social and governance investment offerings, and delivered solid financial results despite difficult market conditions that impacted our Global WAM results and a challenging operating environment in Asia due to the ongoing prevalence of COVID-19. The information below describes the company’s financial results and other factors that went into determining his compensation for 2022.

2022 FINANCIAL MEASURES

•	Record net income attributed to shareholders was $7.3 billion, up $0.2 billion from 2021
•	ROE was 14.1% and core ROE[1] was 11.9% (compared with 13.0% and 14.2% in 2021 respectively)
•	Core earnings were $6.2 billion, down 7%[2] from 2021
•	NBV was $2.1 billion, down 9%[2] from 2021
•	APE sales were $5.7 billion, down 7%[2] from 2021
•	Global WAM net inflows were $3.3 billion
•	TSR on the TSX for 2022 was 5.9%, in line with our performance peers and above that of the S&P/TSX Composite and Composite Financials indices (see page 51 for a list of our performance peers)

PROGRESS AGAINST MANULIFE’S FIVE STRATEGIC PRIORITIES

Accelerate growth

•	Generated 63% of core earnings from our highest potential businesses, an improvement of 9 percentage points from the 2017 baseline
•	Achieved net inflows in Global WAM, compared to outflows for most North American peers in 2022
•	Drove 25% and 18% NBV growth in the U.S. and Canada, respectively, and double-digit growth achieved in net income and core earnings in Canada for 2022
•	Completed the acquisition of the remaining 51% stake in MTEDA, making Manulife the first foreign firm to take full control of a funds joint venture in China

Digital, customer leader

•	Improved relationship net promotor score (rNPS) (+20) by 19 points from the 2017 baseline and a 1-point reduction from 2021
•	Launched digital roadmap and accelerated initiatives to make measurable progress towards digital customer leadership
•	Increased straight-through processing to 83% (vs. 68% in 2018)
•	Accelerated electronic point of sale (ePOS) case adoption in Asia to 89%, a 15% increase over 2021
•	Reduced Group Benefits claims processing times by 60% through the acceleration of our digital claims platform in Canada
•	Gained access to 31 million users through Vietnam’s most popular digital e-wallet to offer health insurance

1  Core ROE is a non-GAAP ratio. See Non-GAAP and other financial measures on page 57 for more information.

2  Percentage growth in core earnings, NBV, and APE sales is stated on a constant exchange rate basis.

The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

2023 Management information circular	67

Portfolio optimization

•	Delivered $9 billion of cumulative freed-up capital since 2018
•	Executed on two legacy U.S. variable annuity transactions; collectively these two transactions freed up approximately $2.45 billion in capital
•	Reduced our long term care and variable annuity core earnings contribution from 25% in 2020 to 18%
•	Bought back 4.1% of common shares in 2022 for $1.9 billion
•	Dividend increased at 10% compound annual growth rate in the 5-year period from 2017 to 2022; including 3.5 cents or 11% increase in quarterly dividend for the first quarter 2023

Expense efficiency

•

Delivered expense efficiency ratio of 50.9%, with expenses maintained in line with 2021 despite the inflationary environment, but 0.9 percentage points above our target for 2022, as lower expenses were offset by lower core earnings

•	Achieved our 2022 target expense efficiencies of $1 billion in 2020, two years ahead of schedule

High performing team

•	Ranked in the top 6th percentile[3] amongst global financial services and insurance companies on our 2022 employee engagement survey, up from top 14th percentile in 2021
•	Named a World’s Best Employer by Forbes for the third consecutive year
•	Increased total company gender diversity of women at the Vice President level and above to 32%, exceeding our target and building on the positive trend from 2021
•	Recognized on Bloomberg’s Gender-Equality Index for the fourth year in a row

ESG

•

Prioritized ESG as a key competitive differentiator and accelerated progress on our global impact agenda, including the launch of the Global Climate Action strategy in Europe and Asia and Manulife Forest Climate strategy in the U.S.

•

Named again to the S&P Dow Jones Sustainability North America Index, one of only seven insurers across North America to be included, placing us within the top ten percent of our industry peers globally

•	Achieved net zero operational scope 1 and scope 2 greenhouse gas emissions
•

Engaged with regulators and policymakers on pressing ESG matters, including proposed mandatory climate disclosures by the Office of the Superintendent of Financial Institutions, the U.S. Securities and Exchange Commission, Monetary Authority of Singapore and Bermuda Monetary Authority

•	Established science-aligned interim financed emission targets within our General Account investment portfolio

3 Percentile ranking based on the Gallup global financial services and insurance database.	The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

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Executive Compensation

TOTAL DIRECT COMPENSATION

Mr. Gori’s 2022 target total direct compensation takes into consideration the global scope and complexity of his role as President and CEO, what our global peers pay for similar roles (see page 50 for our compensation peer group), and what other senior executives at Manulife are paid.

The management resources and compensation committee received advice and additional research and analysis from its independent advisor when developing Mr. Gori’s compensation package. The board believes that Mr. Gori’s target compensation should be appropriately aligned against a global peer group, that it should reflect his performance, and that the pay mix should emphasize the focus on Manulife’s long-term performance and alignment with the shareholder experience.

The table below shows the total direct compensation the board approved for Mr. Gori for 2022, and his base salary and equity-based incentives for 2023, based on the recommendation of the management resources and compensation committee.

(US$)	2020	2021	2022	2023

Base salary	$1,200,000	$1,200,000	$1,200,000	$1,300,000

Annual incentive[1]	$2,822,400	$4,600,800	$2,923,200	$2,600,000 (target)

Equity-based incentives[1]
• PSUs	$3,162,500	$4,095,000	$4,920,000	$5,100,000
• RSUs	$1,265,000	$2,730,000	$3,280,000	$3,400,000

• stock options	$1,897,500	$0	$0	$0

Total direct compensation	$10,347,400	$12,625,800	$12,323,200	$12,400,000

1	Timing of awards: the 2022 column includes the annual incentive awarded for 2022 and paid in February 2023 and the equity- based incentives granted in March 2022.

2022 compensation mix

2023 target compensation mix

2023 Management information circular	69

Base salary

Mr. Gori’s base salary of US$1,200,000 has not changed since 2020. The board approved an increase to US$1,300,000 effective March 1, 2023.

Annual incentive

Mr. Gori’s 2022 annual incentive award was approved and paid in February 2023. It was paid out at 122% of his target and was 36% lower than his 2021 award. Consistent with its standard practice, the committee combined the annual corporate performance score of 87% with its assessment of Mr. Gori’s personal performance and contributions across the company’s five strategic priorities (described in detail on page 67). The committee determined that Mr. Gori’s personal performance was exceptional in 2022, given Manulife’s demonstrated resilience in the face of difficult market conditions.

10% of the award was delivered in Manulife common shares purchased on the open market.

You can read about the annual incentive plan and our performance for the year starting on page 54.

Equity-based incentives

Mr. Gori’s 2022 equity-based incentive awards totaled US$8,200,000. The awards, made in March 2022, were based on his performance, the competitive position of his compensation compared with our global compensation peer group (see page 50) and the board’s focus on aligning executive pay with the interests of our shareholders.

You can read about the performance criteria for the performance share units starting on page 62.

The board approved US$8,500,000 in equity-based incentives for 2023 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Gori realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Executive Compensation

PAY FOR PERFORMANCE LINKAGE

To ensure the effectiveness of our executive compensation program and its alignment to our core principle of paying for performance, we conduct analyses from a variety of perspectives. In addition to the analysis shown in the executive summary on page 43, another view of pay for performance is illustrated in the graph below which compares Manulife’s TSR to the performance of the S&P/TSX Composite Financials Index and to the median of our performance peer group. It also shows the CEO’s realized and realizable pay over the same period and how it aligns with our share price. When TSR has been lower, CEO pay has decreased; and when TSR has been higher, the CEO’s pay has increased. This alignment occurs because a significant portion of the CEO’s pay is equity-based.

	2018	2019	2020	2021	2022
Manulife TSR (on the TSX)	(23.3%)	42.0%	(9.2%)	11.6%	5.9%
Median of our performance peer group	(20.1%)	29.8%	(5.1%)	37.3%	6.2%
S&P/TSX Composite Financials Index	(9.3%)	21.4%	1.6%	36.5%	(9.4%)
Realized and realizable pay for the CEO[1]	$1.7M	$23.8M	$4.2M	$18.2M	$16.0M

1

Realized and realizable pay for Mr. Gori. Equity is valued based on $24.15, the closing prices of Manulife common shares on the TSX as at December 31 for each year. For 2022, reflects $11.5 million received in cash (realized pay), and an increase of $4.5 million in outstanding equity awards that have not yet been realized (change in realizable pay).

Realized and realizable pay

•	cash compensation paid for a given year, including salary, annual incentive (earned for the year shown but paid the following year),
•	payouts of restricted share units and performance share units upon vesting and gains realized from exercising stock options, and
•

the change in value of outstanding restricted share units, performance share units, stock options, deferred share units and shares held in escrow on December 31 of a given year compared to December 31 of the previous year, based on our share price on the TSX as at each of those dates.

Total shareholder return

TSR is the change in value of an investment between January 1 and December 31 of a given year,

assuming dividends are reinvested. For Manulife, TSR reflects the value of our common shares on the TSX.

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Phil Witherington Chief Financial Officer

Mr. Witherington is responsible for managing Manulife’s financial affairs, including financial accounting and reporting; planning and analysis; taxation; investor relations; treasury; capital management and financial regulation, while also overseeing the strategy, transformation and corporate development functions, and our property and casualty reinsurance operations. He is a member of Manulife’s executive leadership team.

In 2022, Mr. Witherington delivered several standout milestones, especially in terms of operational delivery and financial discipline, and made significant contributions to the company’s achievement of a wide range of strategic objectives. Mr. Witherington played a key role in optimizing our legacy portfolio, as demonstrated by two transactions to reinsure over 80% of Manulife’s U.S. variable annuity block. He contributed to all aspects of enterprise-wide strategic planning, resource prioritization and initiative governance, with a continued focus on supporting the growth of our highest potential businesses, and our digital and customer priorities. Under Mr. Witherington’s financial leadership, the Company is well-prepared to adopt IFRS 17 and continued to be an industry leader in IFRS 17 implementation and communication of related impacts to external stakeholders. Mr. Witherington delivered on a broad range of capital deployment actions, leading to common share buy-backs and a common share dividend increase, enabled by a strong capital position and record remittances. In leading the Global Finance function, he drove finance transformation by continuing to modernize management information systems as well as reporting and forecasting capabilities and led our global culture of expense discipline. These accomplishments were enabled by an outstanding global team with further improved top quartile employee engagement.

The information below describes the company’s financial results and other factors that went into determining his compensation for 2022.

2022 FINANCIAL MEASURES

•	Record net income attributed to shareholders was $7.3 billion, up $0.2 billion from 2021
•	ROE was 14.1% and core ROE 11.9% (compared with 13.0% and 14.2% in 2021 respectively)
•	Core earnings were $6.2 billion, down 7%[1] from 2021
•	Remittances[2] were $6.9 billion, an increase of $2.5 billion over 2021
•	The Manufacturers Life Insurance Company’s Life Insurance Capital Adequacy Test (LICAT) total ratio[3] was 131% as at December 31, 2022
•	Capital deployment actions include deploying a portion of excess capital to buy-back 4.1% of common shares in 2022 and an 11% increase in quarterly dividend for the first quarter of 2023

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Delivered strong core earnings lower new business in Asia and a challenging macroeconomic environment
•

Continued to support the growth of our highest potential businesses with a targeted allocation of capital and internal resources to initiatives in our Asia and Global WAM segments resulting in 63% of core earnings from our highest-potential businesses in 2022, a notable improvement of 9 percentage points from the 2017 baseline of 54%

1  Percentage growth in core earnings is stated on a constant exchange rate basis.

2  For more information on this metric, see non-GAAP and other financial measures on page 57.

3  LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure.

The items marked with a are directly linked to board-approved enterprise goals for ESG-related measures that are key to our business strategy.

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•

Delivered an expense efficiency ratio of 50.9% and maintained general expenses in line with 2021 despite the inflationary environment but 0.9 percentage points above our target for 2022, as lower expenses were offset by lower core earnings

•	Delivered on our 2022 target of $1 billion in expense efficiencies in 2020, two years ahead of schedule
•

Delivered industry leading IFRS 17 communication and educational materials to our shareholders including a joint publication on IFRS 17 with Canadian peers, updated targets and KPIs, and the Opening Balance Sheet published in the 2022 financial statement notes

•	Further transformed Finance in the areas of expense planning and forecasting, management reporting, treasury, and strategic cost management
•	Closed two transactions to reinsure over 80% of Manulife’s legacy U.S. variable annuity block, releasing $2.45 billion of capital and significantly reducing our risk
•	Increased employee engagement score for Finance, improving on already top quartile results[4]
•	Continued to upgrade talent in key roles and build a more diverse Finance team through internal appointments, external appointments, and ongoing talent development
•	Advanced the DEI strategy for Finance by establishing a global committee to drive geographically-focused actions
•	Continued to serve as the executive sponsor of the PROUD Employee Resource Group and as the executive leadership team’s mental health ambassador

4	Quartile ranking based on the Gallup overall global multi-industry database.

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Witherington for 2022, and his base salary and equity-based incentives for 2023, based on the recommendation of the CEO and the management resources and compensation committee.

	2020	2021	2022	2023

Base salary	$915,000	$915,000	$950,000	$975,000

Annual incentive[1]	$1,453,000	$2,280,000	$1,562,000	$1,462,500 (target)
Equity-based incentives[1]
• PSUs	$1,250,000	$1,620,000	$1,680,000	$2,400,000
• RSUs	$500,000	$1,080,000	$1,120,000	$1,600,000
• stock options	$750,000	$0	$0	$0

Total direct compensation	$4,868,000	$5,895,000	$5,312,000	$6,437,500

1	Timing of awards: the 2022 column includes the annual incentive awarded for 2022 and paid in February 2023 and the equity-based incentives granted in March 2022

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2022 compensation mix

2023 target compensation mix

Base salary

Mr. Witherington’s salary was $950,000 in 2022 and was increased to $975,000 effective March 1, 2023.

Annual incentive

Mr. Witherington’s 2022 annual incentive award was approved and paid in February 2023. It was 122% of his target and 31% lower than his 2021 award. 10% of the award was delivered in Manulife common shares purchased on the open market. For 2023, Mr. Witherington’s annual incentive target was increased from 135% to 150% of base salary.

Equity-based incentives

Mr. Witherington’s 2022 equity-based incentive awards totaled $2,800,000. The awards, granted in March 2022, were based on his performance, the competitive position of his compensation compared to our compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

In February 2023, the board approved $4,000,000 in equity-based incentives for Mr. Witherington and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Witherington realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Marc Costantini Global Head of Inforce Management

Mr. Costantini was appointed Global Head of Inforce Management on June 13, 2022 and is responsible for leading all initiatives to improve the profitability and risk profile of Manulife’s Inforce business. He is a member of Manulife’s executive leadership team. Mr. Costantini previously worked with Manulife from 1990 to 2014, holding a variety of executive leadership roles in Corporate Strategy, Corporate Development, Finance, and the operating businesses. Prior to rejoining the company, he was President & CEO, Corporate Development, Strategy and Digital Solutions for Munich Re’s North America Life & Health business.

Since rejoining Manulife, Mr. Costantini has rapidly integrated himself into the company, building strong partnerships with peers and other colleagues, immediately making an impact on our company’s Inforce Management activities, and ensuring the transition to his leadership was seamless. In his role, Mr. Costantini is responsible for delivery of portfolio optimization as a key strategic priority. He is also committed to driving greater diversity within his own team and the company more broadly. The information below describes the company’s financial results and other factors that went into determining his compensation for 2022.

2022 FINANCIAL MEASURES

•	Executed two transactions in 2022 to reinsure over 80% of our legacy U.S. variable annuity business and released $2.45 billion of capital
•

Delivered $9 billion of cumulative capital benefits from our legacy businesses since 2017, exceeding the portfolio optimization target by $4 billion and showcased significant reduction to market sensitivities

•	Delivered reduction in long term care and variable annuity core earnings contributions from 25% in 2020 to 18%

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S STRATEGIC PRIORITIES

•	Launched a comprehensive care concierge wellness program in the United States, a refined service model for Inforce customers in Canada, and improved Inforce analytics across Asia
•	Achieved long term care 2019 program-to-date premium rate adjustment approvals of $2 billion from U.S. regulatory authorities
•	Fully incorporated considerations related to the new IFRS 17 accounting standard into the Inforce Strategy
•	Leveraged advanced analytics to develop fraud models to detect and prevent potential fraud instances and to accelerate auto adjudication time and consistency in U.S. long term care claim management
•	Increased employee engagement score for Inforce, resulting in top quartile positioning[1]
•	Contributed to achieving increased black, Indigenous and people of color (BIPOC) representation across the organization, as well as advancing diversity, equity and inclusion efforts

[1] Quartile ranking based on the Gallup overall global multi-industry database.	The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

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TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Costantini for 2022, and his base salary and equity-based incentives for 2023, based on the recommendation of the CEO and the management resources and compensation committee.

(US$)	2022	2023

Base salary[1]	$720,000	$740,000

Annual incentive[2]	$1,057,000	$999,000 (target)

Equity-based incentives[2]
• PSUs	$1,050,000	$1,110,000
• RSUs	$700,000	$740,000
• stock options	$0	$0

Total direct compensation	$3,527,000	$3,589,000

1	Mr. Costantini was rehired in June 2022. Represents a full year salary.
2	Timing of awards: the 2022 column includes an annual incentive awarded for 2022 and paid in February 2023, and the equity-based incentives granted in August 2022

2022 compensation mix

2023 target compensation mix

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Base salary

Mr. Costantini’s salary was US$720,000 in 2022 and was increased to US$740,000 effective March 1, 2023.

Annual incentive

Mr. Costantini’s 2022 annual incentive award was approved and paid in February 2023, at 109% of his target. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Costantini’s 2022 equity-based incentive awards totaled US$1,750,000. The awards, made in August 2022, were based on his anticipated future contributions to Manulife, the competitive position of his compensation compared to our compensation peer group, and the board’s focus on aligning executive pay with the interests of our shareholders. Additionally, Mr. Costantini received one-time equity awards to replace compensation of a similar value and vesting terms that he forfeited from his previous employer. Please see the summary compensation table on page 86 for additional details.

The board approved US$1,850,000 in equity-based incentives for 2023 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Costantini realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Marianne Harrison President and CEO, John Hancock

Ms. Harrison is responsible for all aspects of the company’s U.S. segment, including providing life insurance products and administering inforce long term care and insurance-based wealth accumulation products. She also operates as a matrix leader to the U.S. Mutual Fund business and the U.S. Retirement Plan Services business, which have primary accountability to the Global WAM segment. She is a member of Manulife’s executive leadership team.

In 2022, Ms. Harrison led her team to achieve another year of solid results despite equity market volatility and other macroeconomic factors. Under her leadership, the U.S. segment achieved strong product profitability with pricing and reinsurance actions and continued to deliver strong results in the High-Net Worth business. Ms. Harrison continued to actively drive diversity and inclusion initiatives and placed enhanced focus on engaging, developing and connecting with our employees. The information below describes the U.S. segment’s financial results and other factors that went into determining her compensation for 2022.

2022 FINANCIAL MEASURES

•	U.S. segment net income attributed to shareholders was US$3,077 million compared with US$1,667 million in 2021
•	Contributed 26% of the company’s core earnings from operating segments in 2022
•	New business value of US$270 million, an increase of 25%[1] compared with 2021, driven by reinsurance actions and improved margins by 26%[1]
•	APE sales of US$633 million

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Increased sales by 28% in our High Net Worth business through new product offerings and digital enablement resulting in record APE sales in our international business
•	Demonstrated continued innovation around our John Hancock Vitality program with the Grail partnership enabling cancer screening for a portion of our policyholders
•	John Hancock advanced 10 spots to #8 in customer satisfaction for J.D. Power’s 2021 US Life Insurance study and was credited with the “most improved website”
•	Reduced the average time to complete background checks for new producers within our digital brokerage and traditional brokerage channels by over 90% via automation
•	Increased employee engagement score, resulting in top quartile positioning[2]
•	Surpassed our diversity and inclusion targets, including women at the VP level and above and percentage of BIPOC new graduates
•	Recognized as a “Best Place to Work for LGBTQ+ Equality” for the 8th year in a row
•	Executed an effective return to office and saw low voluntary attrition compared to the industry and market

1 Percentage growth in new business value is stated on a constant exchange rate basis. 2 Quartile ranking based on the Gallup overall workgroup level global/multi-industry database.	The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

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TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Ms. Harrison for 2022 and for her base salary and equity-based incentives for 2023, based on the recommendation of the CEO and the management resources and compensation committee.

(US$)	2020	2021	2022	2023

Base salary	$740,000	$740,000	$755,000	$775,000

Annual incentive[1]	$965,000	$1,702,000	$1,064,000	$1,046,250 (target)
Equity-based incentives[1]
• PSUs	$1,300,000	$1,560,000	$1,620,000	$1,560,000
• RSUs	$520,000	$1,040,000	$1,080,000	$1,040,000

• stock options	$780,000	$0	$0	$0

Total direct compensation	$4,305,000	$5,042,000	$4,519,000	$4,421,250
1	Timing of awards: the 2022 column includes the annual incentive awarded for 2022 and paid in February 2023 and the equity-based incentives granted in March 2022

2022 compensation mix

2023 target compensation mix

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Base salary

Ms. Harrison’s salary was US$755,000 in 2022 and was increased to US$775,000 effective March 1, 2023.

Annual incentive

Ms. Harrison’s 2022 annual incentive award was approved and paid in February 2023. It was 104% of her target and 37% lower than her 2021 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Ms. Harrison’s 2022 equity-based incentive awards totaled US$2,700,000. The awards, granted in March 2022, were based on her performance, her anticipated future contributions, the competitive position of her compensation compared to our compensation peer group, and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,600,000 in equity-based incentives for 2023 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Ms. Harrison realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Scott Hartz Chief Investment Officer

Mr. Hartz is Chief Investment Officer for Manulife. He oversees all of Manulife’s General Account investments in Canada, the United States, Asia and Europe. Mr. Hartz is also the Chief Investment Officer for John Hancock Life Insurance Company (U.S.A.), a wholly owned subsidiary of Manulife. He is a member of Manulife’s executive leadership team.

In 2022, under the leadership of Mr. Hartz, the General Account function has had strong results with investment related experience. Mr. Hartz’s decisiveness, depth of investment experience, and measured approach helped us navigate a year of exceptional market volatility. He seeks to be proactive in outlook, brings a value-added perspective to a range of issues, and optimizes actions given what is in the best interests of the company, customers, and shareholders. The information below describes the company’s financial results, general fund performance and other factors that went into determining his compensation for 2022.

2022 FINANCIAL MEASURES

•

Delivered solid investment experience over the last year, with 2022 total gain of $1.2 billion. This was driven by strong credit experience, gains from fixed income reinvestment activities, and higher-than-expected returns (including fair value changes) on alternative long duration assets (ALDA)

•	General fund invested assets were $414 billion as at December 31, 2022
•	The carrying value of ALDA of $51.7 billion represented 12% (2021 – $44.4 billion and 10%) of the General fund invested assets
•	Investments in renewable energy and energy projects had a carrying value of $13.6 billion as at December 31, 2022 (2021 – $13.1 billion).
•

A net charge of $840 million for the direct impact of markets, primarily from the impact of unfavourable equity market performance and losses from the sale of available-for-sale bonds, partially offset by gains due to fixed income reinvestments rates resulting from the flattening of the yield curve in the U.S. and Canada

CONTRIBUTION TO THE DELIVERY OF MANULIFE’S FIVE STRATEGIC PRIORITIES

•	Delivered strong performance, with investment returns in the ALDA portfolio being particularly strong, exceeding long term assumptions
•	Maintained a high-quality fixed income portfolio throughout 2022, which was 96% investment grade with 71% rated A or higher
•	Sustained our excellent credit experience through a robust risk management framework leading to $252 million of investment gains in 2022
•	Streamlined our commercial mortgage origination processes following an end-to-end review, resulting in a 10% reduction in expenses
•	Redesigned the credit review process for publicly rated bonds to be more efficient and effective with the expected long-term benefit of improving our credit experience
•	Invested in timberland where harvesting is curtailed to produce carbon credits
•	Allocated $500 million in private equity investments focused on the energy transition away from fossil fuels
•	Maintained top quartile[1] employee engagement

1 Quartile ranking based on the Gallup overall workgroup level global/multi-industry database.	The items marked with a are directly linked to enterprise goals for ESG-related measures that are key to our business strategy.

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•	Increased DEI representation of our front office staff to approximately 30%
•	Achieved our black, Indigenous, and people of color (BIPOC) representation goal of 18% in North America
•	Committed to steering our investment portfolio to net zero carbon by 2050 and led an initiative to evaluate each investment with respect to ESG

TOTAL DIRECT COMPENSATION

The table below shows the total direct compensation the board approved for Mr. Hartz for 2022, and his base salary and equity-based incentives for 2023, based on the recommendation of the CEO and the management resources and compensation committee.

(US$)	2020	2021	2022	2023
Base salary	$700,000	$700,000	$715,000	$750,000
Annual incentive[1]	$1,191,000	$1,864,000	$1,306,000	$1,125,000 (target)
Equity-based incentives[1]
• PSUs	$1,000,000	$1,200,000	$1,260,000	$1,380,000
• RSUs	$400,000	$800,000	$840,000	$920,000
• stock options	$600,000	$0	$0	$0
Total direct compensation	$3,891,000	$4,564,000	$4,121,000	$4,175,000

1	Timing of awards: the 2022 column includes the annual incentive awarded for 2022 and paid in February 2023 and the equity-based incentives granted in March 2022

2022 compensation mix

2023 target compensation mix

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Base salary

Mr. Hartz’s salary was US$715,000 in 2022 and was increased to US$750,000 effective March 1, 2023.

Annual incentive

Mr. Hartz’s 2022 annual incentive award was approved and paid in February 2023. It was 122% of his target and 30% lower than his 2021 award. 10% of the award was delivered in Manulife common shares purchased on the open market.

Equity-based incentives

Mr. Hartz’s 2022 equity-based incentive awards totaled US$2,100,000. The awards, granted in March 2022, were based on his performance, the competitive position of his compensation compared to our compensation peer group and the board’s focus on aligning executive pay with the interests of our shareholders.

The board approved US$2,300,000 in equity-based incentives for 2023 and allocated 60% to performance share units and 40% to restricted share units. These awards are intended to be forward-looking. The actual amount Mr. Hartz realizes will be greater or less than the theoretical grant date amount based on our share price at the time of vesting and Manulife’s financial performance over the next three years.

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Share performance

The graph below compares the cumulative value of $100 invested in Manulife common shares for a five-year period beginning on December 31, 2017 with the value of $100 invested in each of two major market indices and an “index” of our performance peers for the same period assuming dividends were reinvested.

Manulife’s share price performance compared to peers and other relevant indices is one lens the board reviews when establishing executive pay levels.

Year ended December 31	2017	2018	2019	2020	2021	2022

Manulife	$100.00	$76.75	$108.99	$98.96	$110.44	$116.91

S&P/TSX Composite Index	$100.00	$91.12	$111.93	$118.20	$147.85	$139.22

S&P/TSX Composite Financials Index	$100.00	$90.68	$110.04	$111.83	$152.64	$138.33

Performance Peer Group Index[1]	$100.00	$79.91	$103.72	$98.48	$135.26	$143.69

1

Annual return is the value of a $100 investment on December 31, 2017 over a five-year period assuming investment had achieved the median shareholder return of our performance peer group each year (see page 51 for a listing of these peers). The value shown here is different from the median five-year TSR for the performance peer group shown on page 51, because that page uses a cumulative five-year period.

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Cost of management ratio

The table below shows that total compensation for Manulife’s named executives has remained consistently below 1.0% of net income attributed to shareholders and constant at 0.6% for the last three years. The table provides total compensation awarded to our named executives, as reported in the summary compensation table in each of the previous five years.

	2018	2019	2020	2021	2022

Total compensation reported for the named executives ($ thousands)	$35,909	$38,492	$36,828	$41,839	$41,647

Net income attributed to shareholders ($ millions)	$4,800	$5,602	$5,871	$7,105	$7,294

Cost of management ratio	0.7%	0.7%	0.6%	0.6%	0.6%

Cost of management ratio

Total compensation paid to the named executives divided by net income attributed to shareholders, expressed as a percentage.

Named executives each year

2022: Roy Gori, Phil Witherington, Marc Costantini, Marianne Harrison, Scott Hartz

2021: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2020: Roy Gori, Phil Witherington, Marianne Harrison, Anil Wadhwani, Scott Hartz

2019: Roy Gori, Phil Witherington, Rahul Joshi, Marianne Harrison, Anil Wadhwani

2018: Roy Gori, Phil Witherington, Warren Thomson, Marianne Harrison, Anil Wadhwani

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Executive compensation details

Summary compensation table

The table below shows the total compensation awarded to each named executive for our last three fiscal years. For each named executive, the 2022 row reflects the annual incentive paid in February 2023 and equity-based incentive awards granted in 2022. We set compensation for the majority of the named executives in U.S. dollars, and have converted the amounts below to Canadian dollars consistent with our financial statements. Fluctuations in currency exchange rates can contribute to changes in the compensation amounts reported from year to year. Please see the named executive profiles starting on page 67 for a discussion of their 2022 total direct compensation

Non-equity incentive compensation
	Year	Salary	Share- based awards	Option- based awards	Annual Incentive	Pension value	All other compensation	Total compensation
Roy Gori President and CEO	2022 2021 2020	$1,515,205 $1,518,805 $1,584,887	$10,436,550 $8,622,705 $5,887,690	$0 $0 $2,523,296	$3,920,304 $5,836,575 $3,580,497	$1,074,738 $747,457 $951,902	$131,737 $134,644 $168,816	$17,078,534 $16,860,186 $14,697,088
Phil Witherington Chief Financial Officer	2022 2021 2020	$944,166 $915,000 $907,000	$2,800,000 $2,700,000 $1,750,000	$0 $0 $750,000	$1,562,000 $2,280,000 $1,453,000	$311,775 $226,284 $258,281	$53,679 $53,627 $53,532	$5,671,620 $6,174,911 $5,171,813
Marc Costantini Global Head of Inforce Management	2022	$522,603	$4,209,400	$0	$1,417,543	$31,626	$976,125	$7,157,297
Marianne Harrison President and CEO, John Hancock	2022 2021 2020	$979,554 $931,232 $989,024	$3,436,425 $3,284,840 $2,420,236	$0 $0 $1,037,244	$1,426,930 $2,159,157 $1,224,199	$261,856 $177,510 $226,444	$8,189 $7,416 $7,416	$6,112,954 $6,560,155 $5,904,563
Scott Hartz Chief Investment Officer	2022 2021 2020	$927,494 $877,520 $935,767	$2,672,775 $2,526,800 $1,861,720	$0 $0 $797,880	$1,751,477 $2,364,670 $1,510,903	$274,480 $195,812 $247,359	$0 $0 $0	$5,626,226 $5,964,802 $5,353,629

Base salary

Mr. Gori’s salary is set in U.S. dollars but paid semi-monthly in Canadian dollars using the Bank of Canada closing exchange rate. Mr. Witherington’s salary is set and paid in Canadian dollars. Messrs. Costantini’s and Hartz’s and Ms. Harrison’s salaries are set and paid in U.S. dollars. For executives who are paid in U.S. dollars, we used the average annual exchange rates outlined in the table below to convert to Canadian dollars.

Exchange rate for U.S. dollars
2022	US$1.00 = $1.3015
2021	US$1.00 = $1.2536
2020	US$1.00 = $1.3407

Supplementary table: total

compensation in U.S. dollars

This table shows total
compensation for the named
executives in U.S. dollars for
convenience. Amounts paid in
Canadian dollars were converted to
U.S. dollars consistent with our
financial statements.

(US$)
Roy Gori	2022 2021 2020	$ $ $	13,214,387 13,341,009 11,165,453
Phil Witherington	2022 2021 2020	$ $ $	4,370,915 4,887,531 3,934,427
Marc Costantini	2022		$5,482,839
Marianne Harrison	2022 2021 2020	$ $ $	4,724,122 5,192,362 4,477,124
Scott Hartz	2022 2021 2020	$ $ $	4,329,530 4,720,200 4,073,469

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Share-based awards The grant date fair value of performance share units, restricted share units and deferred share units awarded to the named executives is shown in the table to the right.		Grant date	Share price	Exchange rate for awards in U.S. dollars
	2022	March 1	$26.54	US$1.00 = $1.2728
		August 29	$23.80	US$1.00 = $1.2952
	2021	March 2	$25.15	US$1.00 = $1.2634
	2020	March 3	$24.38	US$1.00 = $1.3298

For 2022 and 2021 share-based award grants, the grant price is the average closing price for the 10 trading days before the grant date. For the 2020 shared-based award grant, the grant date fair value is the closing price of a Manulife common share on the TSX on the last trading day before the grant date or the average closing price for the last 10 trading days before the grant date (whichever is higher).

Mr. Costantini’s amount for 2022 includes a one-time award of US$1,500,000 in restricted share units, granted on August 29, 2022, to replace compensation of similar value and with similar vesting conditions that he forfeited from his previous employer. The restricted share units vest 50% on August 29, 2023 and 50% on August 29, 2024.

Option-based awards We have not awarded stock options since 2020. The grant date fair value of stock options awarded to the named executives was calculated using the data in the table to the right.		Grant date	Exercise price	Fair value factor	Exchange rate for awards in U.S. dollars
	2020	March 3	$24.38	15.0%	US$	1.00 = $1.3298

We used the Black-Scholes methodology to determine the fair value of the stock option awards (using the same assumptions we use for accounting purposes):		Expected life (years)	Expected volatility	Risk-free interest rate		Expected dividend yield
	2020	8.0	23.0%	1.50%		3.50%

Annual incentive

Paid in cash in the year following the fiscal year in which the award was earned. The
U.S. dollar amounts were converted to Canadian dollars using the exchange rates that applied on the previous pay dates.

Exchange rate for awards in U.S. dollars
2022 2021 2020	US$1.00 = $1.3411 US$1.00 = $1.2686 US$1.00 = $1.2686

Pension value

The sum of the amounts under compensatory change for each named executive in the pension tables on pages 93 and 94.

All other compensation

Mr. Gori’s amount includes:

•	2022: $27,035 for club membership fees and a $100,000 flexible spending account allowance.
•	2021: $31,139 for club membership fees and a $100,000 flexible spending account allowance.
•	2020: $23,249 for club membership fees, $43,557 reimbursement for a disallowed tax credit related to his relocation to Canada in 2017 and a $100,000 flexible spending account allowance.

Mr. Witherington’s amount includes:

•	2022: a $50,000 flexible spending account allowance.
•	2021: a $50,000 flexible spending account allowance.
•	2020: a $50,000 flexible spending account allowance.

Mr. Costantini’s amount includes:

•	2022: a one-time payment of US$750,000 to replace compensation forfeited from his previous employer.

Ms. Harrison’s amount includes:

•	2022: $8,189 in total perquisites.
•	2021: $7,416 in total perquisites.
•	2020: $7,416 in total perquisites.

2023 Management information circular	87

Equity compensation

Outstanding equity-based incentive awards (as at December 31, 2022)

		Option-based awards
	Grant date	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options

Roy Gori	Mar 2, 2015	260,931	$21.81	Mar 2, 2025	$610,579

	Feb 23, 2016	436,301	$17.59	Feb 23, 2026	$2,862,135

	Feb 28, 2017	243,473	$24.61	Feb 28, 2027	$0

	Jun 8, 2017	167,872	$23.51	June 8, 2027	$107,438

	Feb 27, 2018	395,962	$24.73	Feb 27, 2028	$0

	Mar 5, 2019	485,894	$22.60	Mar 5, 2029	$753,136

	Mar 3, 2020	689,991	$24.38	Mar 5, 2030	$0

Phil Witherington	Feb 24, 2015	30,896	$22.02	Feb 24, 2025	$65,808

	Feb 23, 2016	43,462	$17.59	Feb 23, 2026	$285,111

	Feb 28, 2017	34,315	$24.61	Feb 28, 2027	$0

	Feb 27, 2018	120,707	$24.73	Feb 27, 2028	$0

	Mar 5, 2019	144,572	$22.60	Mar 5, 2029	$224,087

	Mar 3, 2020	205,086	$24.38	Mar 5, 2030	$0

Marc Costantini	–	–	–	–	–

Marianne Harrison	Feb 19, 2013	147,980	$15.52	Feb 19, 2023	$1,277,067

	Feb 25, 2014	124,131	$21.20	Feb 25, 2024	$366,186

	Feb 24, 2015	140,368	$22.02	Feb 24, 2025	$298,984

	Feb 23, 2016	290,867	$17.59	Feb 23, 2026	$1,908,088

	Feb 28, 2017	197,822	$24.61	Feb 28, 2027	$0

	Feb 27, 2018	197,981	$24.73	Feb 27, 2028	$0

	Mar 5, 2019	225,594	$22.60	Mar 5, 2029	$349,671

	Mar 3, 2020	283,632	$24.38	Mar 5, 2030	$0

Scott Hartz	Feb 19, 2013	102,123	$15.52	Feb 19, 2023	$881,321

	Feb 25, 2014	75,495	$21.20	Feb 25, 2024	$222,710

	Feb 24, 2015	85,054	$22.02	Feb 24, 2025	$181,165

	Feb 23, 2016	119,983	$17.59	Feb 23, 2026	$787,088

	Feb 28, 2017	98,911	$24.61	Feb 28, 2027	$0

	Feb 27, 2018	102,798	$24.73	Feb 27, 2028	$0

	Mar 5, 2019	130,150	$22.60	Mar 5, 2029	$201,733

	Mar 3, 2020	218,179	$24.38	Mar 5, 2030	$0

88	Manulife Financial Corporation

Executive Compensation

	Share based awards
	Grant date	Type of share based award	Number of shares or units of shares that have not vested	Market or payout value of vested share based awards that have not vested	Market or payout value of vested share based awards not paid out or distributed
Roy Gori	Mar 3, 2020	PSU	199,512	$4,818,204
		RSU	79,804	$1,927,276
	Mar 2, 2021	PSU	225,722	$5,451,178
		RSU	150,480	$3,634,101
	Mar 1, 2022	PSU	246,270	$5,947,425
		RSU	164,181	$3,964,967
		MFC Shares[1] (2015)	131,930		$3,186,110
Phil Witherington	Mar 3, 2020	PSU	59,301	$1,432,126
		RSU	23,721	$572,856
	Mar 2, 2021	PSU	70,680	$1,706,920
		RSU	47,119	$1,137,929
	Mar 1, 2022	PSU	66,069	$1,595,570
		RSU	44,045	$1,063,697
Marc Costantini	Aug 29, 2022	PSU	57,930	$1,399,001
		RSU	121,376	$2,931,240
Marianne Harrison	Mar 3, 2020	PSU	82,012	$1,980,598
		RSU	32,805	$792,234
	Mar 2, 2021	PSU	85,989	$2,076,637
		RSU	57,326	$1,384,424
	Mar 1, 2022	PSU	81,089	$1,958,311
		RSU	54,059	$1,305,524
		DSU			$167,989
Scott Hartz	Mar 3, 2020	PSU	63,087	$1,523,548
		RSU	25,235	$609,419
	Mar 2, 2021	PSU	66,146	$1,597,425
		RSU	44,097	$1,064,950
	Mar 1, 2022	PSU	63,069	$1,523,128
		RSU	42,047	$1,015,427

1

Represents the remaining balance of the escrow account established as part of the arrangement provided to Mr. Gori when he relocated to Toronto in 2017. See page 86 of our 2018 management information circular, which is available at manulife.com.

In the tables above:

•

the value of unexercised in-the-money stock options is the difference between the exercise price of the stock options and $24.15, the closing price of Manulife common shares on the TSX on December 31, 2022. The amount is zero if the exercise price is higher than our year-end closing share price

•	the market or payout values of the share-based awards are based on $24.15, the closing price of Manulife common shares on the TSX on December 31, 2022
•	the value of performance share units and performance deferred share units that have not yet vested is calculated using a performance factor of 100%
•

restricted share units (RSUs), performance share units (PSUs) and deferred share units (DSUs) are paid out in cash. Starting with 2019 awards, 10% of RSU and PSU payments are delivered in Manulife common shares purchased on the open market.

2023 Management information circular	89

Incentive plan awards – value vested or earned during the year

The table below shows, for each named executive:

•

the value of stock options that vested in 2022 is the amount that would have been realized if they had been exercised on the vesting date, based on the closing price of Manulife common shares on the TSX

•	the value of stock options that was received in 2022 is the actual gain realized by named executives who have exercised options
•	the value of share-based awards that vested and were paid in 2022
•	the annual cash bonus earned for 2022.

	Option-based awards		Share-based awards	Annual incentive
	Value vested during the year	Value received during the year	Value vested during the year	Value earned during the year

Roy Gori	$548,602	$0	$6,068,645	$3,920,304

Phil Witherington	$163,858	$0	$1,805,658	$1,562,000

Marc Costantini	$0	$0	$0	$1,417,543

Marianne Harrison	$247,969	$1,151,140	$2,817,576	$1,426,930

Scott Hartz	$155,346	$1,156,268	$1,625,495	$1,751,477

Stock options exercised in 2022

Ms. Harrison and Mr. Hartz exercised stock options in 2022 under our automatic stock option exercise program (see below):

	Grant date	Number of options	Exercise price ($)	Gain ($)

Marianne Harrison	Feb 21, 2012	19,270	$12.64	$276,230

	Feb 19, 2013	110,985	$15.52	$874,910

Scott Hartz	Feb 21, 2012	38,541	$12.64	$552,475

	Feb 19, 2013	76,593	$15.52	$603,793

Automatic stock option exercise program

Executives with outstanding stock options are given the opportunity to elect to have their vested stock options automatically exercised prior to expiration. This program is designed to protect executives from having stock options expire in-the-money if they were unable to exercise due to a black out period, or if they were in possession of material non-public information. Elections were made during a time when they were not in possession of any material non-public information and are irrevocable. If an executive leaves Manulife, any elections under the program will terminate.

About deferred share units

In 2022, executives in Canada and the U.S. were given the opportunity to exchange some or all of their annual incentive award, vested restricted share units and vested performance share units for deferred share units, subject to local tax rules and rulings. We may also grant deferred share units to some new hires and to other executives in special situations.

Deferred share units are notional shares that track the value of Manulife common shares and earn dividend equivalents at the same rate as dividends paid on the common shares. They can only be redeemed for cash when the executive retires or leaves Manulife. For each unit redeemed, the executive will receive the market value of a Manulife common share at the time of redemption. Vesting conditions are specific to each grant, however deferred share units received in exchange for other vested awards, as described above, vest immediately. Deferred share units align executives with the long-term interests of shareholders and are only transferable if the executive dies.

90	Manulife Financial Corporation

Executive Compensation

Canadian executives can no longer exchange restricted share units and performance share units that are granted after 2015, in accordance with a change in Canadian tax rulings. Instead, to promote longer term equity ownership, Canadian executives can choose to receive deferred share units instead of restricted share units as long as they make this choice prior to the grant.

About the deferred compensation account

Some U.S. executives can defer up to 90% of their base salary and some or all of their annual incentive and vested restricted share units into a deferred compensation account. The money must remain in the account for at least three years and is adjusted as though the funds had been invested in one or more investment options designated by Manulife and selected by the executive. On withdrawal, the executive can take the cash either in a lump sum or in annual instalments.

Securities authorized for issue under equity compensation plans

The table below shows the total number of securities to be issued and available for issue under our equity compensation plans as at December 31, 2022:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average of exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity plans

Equity compensation plans approved by security holders	20,196,742	22.42	6,475,414

This table tells you about our plans and their status as at December 31, 2022:

Executive stock option plan

The executive stock option plan was approved by shareholders at the 2000 annual and special meeting. Deferred share units, share appreciation rights, restricted shares and performance awards can also be granted under the executive stock option plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	73,600,000
• as a % of common shares outstanding	3.9%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of stock options and deferred share units	47,199,528
• as a % of common shares outstanding	2.5%

Stock plan for non-employee directors

The stock plan for non-employee directors was approved by shareholders at the 2001 annual and special meeting. Deferred share units can also be granted under the stock plan. We need shareholder approval to make changes to the plan.

Maximum number of common shares that may be issued	1,000,000
• as a % of common shares outstanding	less than 0.1%
Maximum number of common shares that may be issued (% of outstanding common shares that cannot be exceeded)
• to any one participant, or	5%
• to insiders as a whole	10%
Total number of common shares that have been issued in respect of deferred share units	728,316
• as a % of common shares outstanding	less than 0.1%

2023 Management information circular	91

We did not grant stock options to named executives in 2022. The table below shows the total number of stock options, share-settled deferred share units outstanding, and securities available for future grant under the plans:

(as at December 31, 2022)	Stock options/ DSUs outstanding		Securities available for future issue
	Number	As a % of diluted common shares	Number	As a % of diluted common shares

Stock plan for non-employee directors	271,684	0.01%	6,475,414	0.34%

Stock options	19,759,198	1.03%

Deferred share units	165,860	0.01%

Total	20,196,742	1.06%	6,475,414	0.34%

Overhang, dilution and burn rate

(as at December 31)	2020	2021	2022
Overhang	1.56%	1.44%	1.40%

the total number of common shares reserved for issue to employees and directors, less the number of stock options and share-settled deferred share units redeemed, expressed as a percentage of the weighted average number of securities outstanding in the year

Dilution	1.24%	1.15%	1.11%
the total number of stock options and share-settled deferred share units outstanding, expressed as a percentage of the weighted average number of securities outstanding in the year
Burn rate
the number of stock options and share-settled deferred share units granted annually, expressed as a percentage of the weighted average number of securities outstanding in the year
• Executive stock option plan	0.25%	0.00%	0.00%
• Stock plan for non-employee directors	0.01%	0.01%	0.01%

Retirement benefits

Our named executives along with our employees in the United States participate in a defined benefit cash balance plan, a 401k plan and a defined contribution supplemental plan, and a 401k savings plan. In Canada, our named executives along with our employees participate in a defined contribution pension plan and a defined contribution supplemental plan.

Our supplemental retirement arrangements are offered to officers in Canada and all employees United States when tax rules limit the benefits that would otherwise be provided by our registered (or tax qualified) pension plans. These supplemental arrangements are not tax qualified and are typically unfunded.

To receive the benefits from our supplemental defined contribution arrangements, our named executives generally must comply with several conditions after they leave our employment:

•	non-solicit: all executives, other than the few in traditional defined benefit supplemental arrangements, have a non-solicit provision for 24 months after their employment ends
•	non-compete:
–	24 months for all executives in traditional defined benefit supplemental arrangements
–	between 12 and 24 months for Senior Officers in capital accumulation supplemental arrangements.
•	if an executive breaches the non-compete provision in their traditional defined benefit supplemental arrangement, the benefits are reduced by one-third
•	if an executive breaches any of the post-employment conditions attached to all or a part of their capital accumulation supplemental arrangements, those benefits are fully forfeited.

92	Manulife Financial Corporation

Executive Compensation

DEFINED BENEFIT PENSION PLAN TABLE

Messrs. Costantini and Hartz and Ms. Harrison participate in the John Hancock Cash Balance Plan. Mr. Costantini had earned cash balance benefits for the periods he previously worked for Manulife in the U.S. from September 2000 to January 2014 and has been earning cash balance benefits since rejoining us in June 2022. Ms. Harrison has earned cash balance benefits since October 2017 and from March 2008 to December 2012 when she previously worked in the U.S. Mr. Hartz earned final average pay benefits until December 31, 2011 under our legacy plan provisions and defined benefit supplemental arrangement and has been earning cash balance benefits thereafter.

The table below shows the defined benefit pension plan obligations for our three named executives in the United States:

	Number of years of credited service		Annual benefits payable		Opening present value of defined benefit obligation	Compensatory change		Non- compensatory change	Closing present value of defined benefit obligation
	Dec 31, 2022	Age 65	Dec 31, 2022	Age 65		Service cost	Other

Marc Costantini[1]	24.2	35.8	$85,200	$116,900	$642,800	$21,600	$0	($56,600)	$607,800

Marianne Harrison	10.1	16.1	$27,500	$41,900	$223,400	$22,100	$0	$14,000	$259,500

Scott Hartz	39.5	42.7	$737,600	$744,700	$10,427,500	$22,100	$0	($2,149,000)	$8,300,600

[1]	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014.

Annual benefits payable

Based on current pensionable earnings as of December 31, 2022 and the noted credited service, payable from age 65.

Opening and closing defined benefit obligation

Value of the projected pension for service to December 31, 2021 and December 31, 2022 respectively, using the actuarial assumptions used to determine the defined benefit obligations at those dates, as disclosed in Note 16 of our 2022 consolidated financial statements.

Service cost

Value of the projected pension earned for service in 2022, using the actuarial assumptions used to determine the defined benefit obligations on December 31, 2022, as disclosed in Note 16 of our 2022 consolidated financial statements.

Other

The impact of any plan amendments and differences between the actual and assumed compensation.

Non-compensatory change

Includes the impact of interest accruing on the opening defined benefit obligation, changes in the actuarial assumptions, experience gains and losses and any amounts due to currency fluctuations.

Exchange rates

Closing present value of defined benefit obligations for Ms. Harrison, Mr. Hartz and Mr. Costantini have been converted using the December 31 exchange rate of US$1.00 = $1.3549 for 2022 and US$1.00 = $1.2678 for 2021. The other amounts have been converted using the average 2022 exchange rate of US$1.00 = $1.3015.

2023 Management information circular	93

DEFINED CONTRIBUTION PENSION PLAN TABLE

Mr. Gori has participated in the Manulife defined contribution plan and supplemental arrangement in Canada since June 2017. Mr. Gori had participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong from March 2015 to May 2017 prior to becoming President and CEO.

Mr. Witherington has participated in the Manulife defined contribution plan and supplemental arrangement in Canada since January 2018. Mr. Witherington had participated in the Manulife Mandatory Provident Fund Top-up in Hong Kong from May 2014 to December 2017 prior to becoming Chief Financial Officer.

Mr. Costantini participates in the John Hancock 401(k) plan and the defined contribution supplemental arrangement in the U.S. Mr. Costantini has benefits remaining from his prior employment in the Manulife supplemental arrangement in Canada from when he worked in Canada between July 1990 and September 2000 and in the John Hancock 401(k) plan from when he worked in the U.S. between September 2000 and January 2014.

Ms. Harrison has participated in the John Hancock 401(k) savings plan and the defined contribution supplemental arrangement since October 2017 and from March 2008 to December 2012, when she worked in the U.S. She previously participated in the Manulife defined contribution plan and supplemental defined contribution arrangement in Canada from January 2013 to September 2017 and September 2002 to February 2008, when she worked in Canada.

Mr. Hartz participate in the John Hancock 401(k) plan and the defined contribution supplemental arrangement in the U.S.

The table below is a reconciliation of the account balances from December 31, 2021 to December 31, 2022:

	Opening accumulated value	Compensatory change		Non- compensatory change	Closing accumulated value
		Service cost	Other

Roy Gori	$4,863,500	$1,074,700	$0	($559,700)	$5,378,500

Phil Witherington	$1,748,400	$311,800	$0	($231,000)	$1,829,200

Marc Costantini[1]	$1,008,900	$10,000	$0	($84,700)	$934,200

Marianne Harrison	$4,234,400	$239,700	$0	($408,500)	$4,065,600

Scott Hartz	$4,164,600	$252,400	$0	($308,300)	$4,108,700
[1]	Excludes distributions that Mr. Costantini received after his departure from Manulife in January 2014.

Service cost

The total amount contributed and/or notionally credited to each named executive in 2022 by Manulife or John Hancock under their respective plans.

Other

The impact of any plan amendments.

Non-compensatory change

Includes any contributions made by the named executives, all investment income credited during the year and any amounts due to currency fluctuations.

94	Manulife Financial Corporation

Executive Compensation

Exchange rates

Closing accumulated value amounts for Mr. Gori and Mr. Witherington have been converted using the December 31 exchange rate of HK$1.00 = $0.1736 for 2022 and HK$1.00 = $0.1626 for 2021. Other amounts have been converted using the average 2022 exchange rate of HK$1.00 = $0.1662.

Closing accumulated value amounts for Messrs. Costantini and Hartz and Ms. Harrison, have been converted using the December 31 exchange rate of US$1.00 = $1.3549 for 2022 and US$1.00 = $1.2678 for 2021. Other amounts have been converted using the average 2022 exchange rate of US$1.00 = $1.3015.

Canada

	Closed defined benefit pension plan	Defined contribution pension plan

Who participates	Canadian-based employees who were hired before January 1, 1999. The plan is closed to new participants None of the current named executives participate in this plan	Canadian-based employees who were hired after January 1, 1999

Terms

Participants contribute 2% of pensionable earnings

Participants can make voluntary contributions ranging from 0.5% to 5% of pensionable earnings

Pensionable earnings are limited to $246,240 for 2022 and are calculated as base salary (plus the annual incentive for officers)

Participants choose from a range of options to invest their account

Annual pension formula

We contribute 3% of pensionable earnings and a 50% match on participant voluntary contributions after the first year of employment

Our contributions and participant contributions combined are limited to the defined contribution maximum under the Income Tax Act ($30,780 in 2022)

Our contributions vest immediately

Retirement		When they leave employment, participants can transfer the value of their account to a locked-in retirement vehicle, or purchase a life annuity

2023 Management information circular	95

Closed defined benefit supplemental arrangement	Defined contribution supplemental arrangement

These arrangements have not been offered since January 1, 1999 None of the current named executives have these arrangements, and there are no employees remaining with one of these arrangements	Officers who were hired after January 1, 1999 and employees who were promoted to an officer level after this date are eligible

We credit 10% of pensionable earnings (15% for Mr. Gori) above the pensionable earnings maximum to a notional account for each participant

Pensionable earnings are calculated as base salary and the annual incentive, including the amount taken as deferred share units

Investment income credits are based on the investment options selected by the participant

Participants can take the value of their account in instalments at retirement, or withdraw it as a lump sum with our consent

United States

	Defined benefit pension plan (cash balance)	401(k) plan

Who participates	All U.S. employees	Participation is voluntary for all U.S. employees

Terms

Participants do not contribute

Participants receive contribution credits in a notional account that earns interest credits

Interest credits are based on the average annual yield of 10-year Treasury Constant Maturities in effect on each business day during the two months ending September 30 of the preceding calendar year

For the benefits earned by Mr. Costantini from September 2000 to December 2007 under legacy plan provisions, a minimum interest crediting rate of 5.00% (compounded daily) applies

Participants may contribute up to 50% of their eligible salary to the IRS maximum (US$20,500 in 2022)

Eligible salary is limited to the IRS maximum (US$305,000 in 2022)

Participants choose from a range of options to invest their account

Pension formula

We credit participant accounts with 4% of eligible compensation up to the Social Security Wage Base, plus 8% of eligible compensation that exceeds this base

Eligible compensation is limited to the IRS maximum (US$305,000 in 2022), and is calculated as base salary plus the annual incentive received

Our contributions vest after three years of service

We contribute a 100% match on participant contributions to a maximum of 4% of eligible salary

Our contributions and participant contributions combined are limited to the IRS maximum (US$61,000 in 2022)

Our contributions vest immediately

96	Manulife Financial Corporation

Executive Compensation

	Defined benefit pension plan (cash balance)	401(k) plan

Retirement

Normal retirement is 65, but benefits can be paid at any retirement age based on the value of the participant’s account on the date their pension begins

Payments are normally made as a life annuity, but participants can choose a lump sum or other payment option

Participants receive the value of their account when they leave employment or if they become permanently disabled

	Closed defined benefit pension plan (final average pay) and defined benefit supplemental arrangement	Defined contribution supplemental arrangement

Mr. Hartz earned final average pay benefits in these plans until December 31, 2011. None of the other named executives participate in these plans.

The final average pay benefit is the sum of the following:

i)  1.43% of average compensation (highest 3 years) up to the average Social Security Wage Base (SSWB) for each year of pre-2012 service up to 30 years,

ii) 1.80% of average compensation in excess of the average SSWB for each year of pre-2012 service up to 30 years, and

iii)1.00% of the sum of (i) and (ii) for each year of pre-2012 service in excess of 30 years.

We credit 8% of eligible compensation above the IRS maximum to a notional account for each participant

Eligible compensation is calculated as base salary and the annual incentive, including the amount taken as deferred share units

Our notional contributions vest after three years of service

Investment income credits are based on the investment options selected by the participant

Participants receive the value of their account in 18 monthly instalments beginning the seventh month after leaving employment

Hong Kong

Defined contribution plan (Manulife Mandatory Provident Fund (MPF) Top-up)

Who participates	All Hong Kong permanent employees

Terms

Participants contribute 5% of annual salary

Contributions on salary up to the MPF maximum (HK$360,000 in 2022) go to the mandatory account. Contributions on salary above the MPF maximum go to the voluntary account

Participants choose from a range of options to invest their account

Pension formula

We contribute based on length of service as follows:

Less than 5 years

5% of annual salary

5 to 10 years

7.5% of annual salary

More than 10 years

10% of annual salary

All our contributions, other than the first 5% of annual salary up to the MPF maximum, go to the voluntary account

Our contributions to the mandatory account vest immediately

Our contributions to the voluntary account vest on a sliding scale based on length of service that grades by 10% per year starting at 30% after three years to 100% after 10 years

Retirement	Participants can receive the value of the voluntary account at any time but can receive the value of the mandatory account only after age 60

2023 Management information circular	97

Termination and change in control

The table below shows the estimated amounts that would be provided to each named executive if employment is terminated under five different scenarios, assuming the scenario took place on December 31, 2022.

The actual amounts will depend on our share price at the time as well as other variables, such as the named executive’s age and years of service. The information below is shown in Canadian dollars. Amounts for our named executives compensated in U.S. dollars have been converted using the average 2022 exchange rate of US$1.00 = $1.3015.

	Type of payment	Retirement (early or normal)	Resignation	Termination with cause	Termination without cause	Change in control
Roy Gori	Severance	–	–	–	$9,370,800	$12,669,734
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$25,389,278	$25,931,433
	Pension	–	–	–	–	–
	Total value	–	–	–	$34,760,078	$38,601,167
Phil Witherington	Severance	–	–	–	$3,348,750	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$4,426,876	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$7,775,626	–
Marc Costantini	Severance	–	–	–	$2,202,138	–
	Additional vesting of RSUs, PSUs and stock options	–	–	–	$830,116	–
	Pension	–	–	–	–	–
	Total value	–	–	–	$3,032,254	–
Marianne Harrison	Severance	–	–	–	$3,463,780	–
	Additional vesting of RSUs, PSUs and stock options	$9,057,565	(1)	–	$9,057,565	–
	Pension	–	–	–	–	–
	Total value	$9,057,565	–	–	$12,521,345	–
Scott Hartz	Severance	–	–	–	$3,489,647	–
	Additional vesting of RSUs, PSUs and stock options	$6,973,987	(1)	–	$6,973,987	–
	Pension	–	–	–	–	–
	Total value	$6,973,987	–	–	$10,463,634	–
(1)

Ms. Harrison and Mr. Hartz have met certain age and service criteria for additional vesting of equity upon a resignation with prescribed advanced written notice. For purposes of this disclosure, such resignations are referred to as “Retirement”.

Equity-based awards are treated according to the terms and conditions of the award agreements and plan documents unless the named executive has entered into an agreement that indicates otherwise. See the next page for information about Mr. Gori’s change in control agreement and employment agreement.

The amount shown for additional vesting of RSUs, PSUs and stock options is the estimated value that would be payable under each termination scenario, and is based on $24.15, the closing price of Manulife common shares on the TSX on December 31, 2022. The value of performance share units is calculated assuming a performance factor of 100%.

98	Manulife Financial Corporation

Executive Compensation

Resignation and retirement

No severance is paid if the named executive resigns or retires.

Messrs. Gori, Witherington and Costantini were not eligible for either early or normal retirement. Ms. Harrison and Mr. Hartz have met certain age and service criteria for additional vesting of equity upon a resignation with prescribed advanced written notice.

Termination with cause

If Manulife terminates a named executive’s employment with cause, employment ends immediately, no severance is paid and performance share units, restricted share units, stock options and the supplemental retirement benefit are forfeited.

Termination without cause

Messrs. Gori and Witherington and Ms. Harrison have employment agreements that specify their entitlements if they are terminated without cause. Mr. Costantini has an employment agreement that does not specifically address entitlement if he is terminated without cause. These are outlined in the table below, and are conditional on the executive signing a full and final release and remaining bound by covenants in their employment agreements relating to:

•	protection of confidential information (indefinitely)
•	company ownership of our intellectual property (indefinitely)
•	non-solicitation (24 months for Mr. Gori, Mr. Witherington and Ms. Harrison; 12 months for Mr. Costantini)
•	non-competition (12 months for Mr. Gori and Mr. Costantini; 18 months for Mr. Witherington; 24 months for Ms. Harrison)
•	non-disparagement (24 months for Mr. Gori, Mr. Costantini and Ms. Harrison; indefinitely for Mr. Witherington).

Breaches of any of the covenants entitle Manulife to seek a court injunction, in addition to pursuing any other available rights and remedies. The named executives are also bound by the above covenants in the case of voluntary resignation or retirement.

Roy Gori

Mr. Gori is entitled to:

• 24 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continued vesting and exercisability of share-based awards and stock options for 24 months following his termination date

• continued participation in the group benefits plan for 24 months (excluding life, short-term, and long-term disability insurance)

If he commences new employment during the severance period:

• he will no longer participate in the group benefits plans

If, after June 5, 2023, he and Manulife agree to a mutual separation:

• he is entitled to normal retirement treatment for purposes of his share-based awards and stock options

2023 Management information circular	99

Phil Witherington

Mr. Witherington is entitled to:

• 18 months of compensation in lieu of notice comprised of base salary and target annual incentive

• an annual incentive payment calculated at target for the year in which his active employment ends, pro-rated based on the end date

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance)

• reimbursement of the costs for his relocation to Hong Kong, provided the relocation occurs within 10 months of his termination date

If he commences new employment or self-employment during the severance period:

• he will no longer participate in the group benefits plans

• severance payments will cease and he will be entitled to a lump sum payment of 50% of the remaining severance payments

Marianne Harrison

Ms. Harrison is entitled to:

• 18 months of compensation comprised of base salary and target annual incentive

• continuation of group benefits for 18 months (excluding life, short-term and long-term disability insurance). If she becomes ineligible for COBRA coverage during the severance period, she will no longer participate in the group benefits plan.

If she commences new employment or self-employment during the severance period, the severance payments that remain will be reduced by 50.0%

Messrs. Costantini and Hartz do not have employment agreements that specify their entitlements if terminated without cause and, therefore, if they are terminated without cause, they may be eligible for severance under the terms and conditions of the John Hancock Officer Severance Pay Plan. The John Hancock Severance Pay Plan provides severance pay (inclusive of annual base salary and annual incentive bonus at target) and benefits continuation to eligible officers at the VP+ level based upon length of service, subject to a 52-week minimum and 78-week maximum severance period. To be eligible for severance under the John Hancock Officer Severance Pay Plan, the officer must (i) have a separation from service due to a reduction in staff, the elimination of the officer’s position, a reorganization or restructuring, a substantial decrease in the duties or responsibilities of the officer’s position, or John Hancock determined that the officer’s qualifications no longer meet the business needs of the Company, (ii) sign a written agreement in a form prescribed by John Hancock, including a release of claims and certain post-employment restrictions, and (iii) satisfy all other terms and conditions as set forth in the John Hancock Officer Severance Pay Plan. The figures in the chart above showing the anticipated severance for Mr. Hartz and Mr. Costantini upon a termination without cause are calculated as of December 31, 2022 and assume, for purposes of this disclosure, that such terminations without cause satisfied all other criteria for eligibility under the John Hancock Officer Severance Pay Plan.

Change in control

Mr. Gori is the only named executive who has a change in control agreement that protects him from losing employment benefits if there is a change in control. He entered into a change in control agreement when he was appointed President.

If there is a change in control and Mr. Gori’s employment is terminated without cause or for good reason within a protection period that starts 90 days before a change in control and ends 24 months after the change in control, he is entitled to:

•	two times his annual salary and two times his average annual incentive awarded in the prior three years
•	full vesting and payment of outstanding awards, including those granted within the past year, while performance share units remain subject to applicable performance conditions
•	continuation of his group benefits for up to two years (excluding life and disability insurance)

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Executive Compensation

•

eligibility for relocation benefits in accordance with our customary relocation practices in effect in the named executive’s jurisdiction of residency until the earlier of the protection period (90 days before a change in control and ends 24 months after the change in control has ended) or six months following the date of his termination.

•

extension of the period to exercise stock options to one year after the date of termination or the date specified in the award (whichever is later, however it cannot be later than the actual option expiry date).

Mr. Gori’s existing equity-based incentive awards will have accelerated vesting if, following a change in control, the successor employer does not assume or honour the awards, or offer equivalent awards under new substitute plans.

Change in control is described as any of the following:

•	the incumbent directors no longer constitute at least a majority of the board
•	any party becomes a beneficial owner holding directly or indirectly 35% of our voting shares
•

our shareholders approve a merger, amalgamation, consolidation, statutory share exchange or a similar transaction requiring the approval of shareholders, unless immediately following the transaction our shareholders retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board

•

our shareholders approve the complete liquidation or dissolution of Manulife or the sale of our assets, unless immediately following the transaction pre-existing beneficial owners retain majority voting control, no person would beneficially own 35% or more of our voting shares, and the incumbent directors constitute a majority of the board management of Manulife is transferred to a non-affiliated party.

Good reason is described as any of the following events during the protection period:

•	we diminish Mr. Gori’s position, authority or scope or scale of duties or responsibilities
•	we require him to be based at a location more than 40 km from his current work location or to travel to a significantly greater extent
•	we reduce his annual base salary or do not increase it in line with adjustments to the base salary of other executives
•	we reduce his target incentive awards
•	we do not either continue or provide an alternative to Manulife’s welfare benefit plans or programs for benefits, perquisites and expense reimbursements
•	we do not maintain reasonable and adequate indemnification for his services as an officer of Manulife.

How a change in employment status affects equity compensation

The chart on the following page summarizes the treatment under the terms and conditions of the award agreements and plan documents of restricted share units (RSUs), performance share units (PSUs), stock options and deferred share units (DSUs) when a named executive retires, resigns, is terminated without cause or dies:

•	treatment of the award on resignation or termination may be specified in the named executives’ employment agreements (see pages 99 and 100)
•

if a named executive reaches normal or early retirement during the severance period that follows a termination without cause, certain vested options may be exercised until the end of the severance period

•	awards that have not vested may be forfeited if the executive breaches post-employment conditions. The named executives are subject to non-competition and non-solicitation conditions for two years
•	awards may be clawed back as the board can recoup or cancel the incentive awards if the named executive is involved in fraud or a serious misconduct
•	awards are forfeited if the named executive is terminated with cause
•	restricted share units, performance share units, stock options, deferred share units and performance deferred share units may be transferred to a beneficiary or an estate when a named executive dies.

2023 Management information circular	101

	Early retirement[1,2] • 55 years old and age plus continuous service totals at least 65	Normal retirement[1,2] • 65 years old, or • 55 years old and age plus continuous service totals at least 70	Resignation or termination without cause	Death

RSUs/PSUs	Number is pro-rated Payment on the scheduled payout date, subject to any performance conditions

Number is pro-rated for grants within the first anniversary of the grant date

Vest in full for grants beyond the first anniversary of the grant date

Payment on the scheduled payout date, subject to any performance conditions

			Forfeited on resignation Number is pro-rated based on service from the date of grant on termination without cause	Vest in full Payment as of the date of death Performance conditions are waived

Stock options	Unvested options terminate Vested options can be exercised until the end of the term

Unvested options are pro-rated for grants made in the previous 12 months

Unvested options continue to vest in full according to the vesting schedule

Vested options

can be exercised until the end of the

term

Unvested options are forfeited upon resignation and continue to vest for 90 days upon termination without cause

Vested options can be exercised for a 90-day period beginning one year after resignation or termination without cause

Unvested options vest Vested options can be exercised within one year of the date of death

DSUs	Canadian executives must redeem vested awards by December 15 of the following year U.S. executives can redeem vested awards on the date they’ve designated on their deferral election form

1

Named executive must notify us three months before retiring. Vested stock options that were granted up to and including in 2014 can be exercised for up to three years following retirement (defined as 55 years old and 10 years continuous service, while normal retirement is defined as 65 years old).

2	We changed our definitions of early and normal retirement effective January 27, 2020, to ensure award terms for mid- and later- career hires are competitive:
•	early retirement: 55 years old and age plus continuous service totals at least 60
•	normal retirement: 55 years old and age plus continuous services totals at least 65.

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Executive Compensation

Compensation oversight

How the board oversees executive compensation

The table on the following page explains the respective roles of Manulife’s board, management and outside advisors in designing and awarding executive compensation.

We make sure Manulife’s executive compensation program follows good governance practices by aligning it with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the FSB’s Implementation Standards and other governance best practices related to compensation.

We conduct an internal audit of the executive compensation program every year to confirm alignment with the FSB’s Principles and Implementation Standards.

Independent advisor to the board

The management resources and compensation committee has retained Korn Ferry, a global consulting firm that provides independent advice on executive compensation. The committee began its relationship with Korn Ferry in November 2019.

As our independent advisor, Korn Ferry provides advisory services related to compensation decisions, insights into compensation trends and practices, and attends committee meetings.

The table below shows fees for services rendered by Korn Ferry for the past two years. Korn Ferry meets the requirements of an independent advisor and does not engage directly with Manulife without the committee’s prior approval.

	2021	2022

Executive compensation-related fees	$272,710	$425,725

All other fees	$1,801,806	$3,257,579

In 2022, Korn Ferry’s advisory services to the committee also included a review of our peer groups and a thorough review of our annual and long-term incentive plan designs in the context of our implementation of IFRS 17. All other fees in 2022 were for benchmarking surveys, executive search services, and implementation of an executive development program.

2023 Management information circular	103

Board of directors

Oversees our overall approach to compensation, including alignment with sound risk management principles and Manulife’s risk appetite

Approves:

• overall financial plans and strategy upon which the targets for our incentive programs are based

• major compensation decisions, including compensation for the CEO and other senior executives

Board committees

The board carries out its compensation-related responsibilities with the help of two board committees: the management resources and compensation committee and the risk committee

All board committee members are independent

See page 128 for information about director independence

You’ll find more about each committee’s members and responsibilities starting on page 30

Management resources and compensation committee

•  oversees our approach to human resources, including the executive compensation program

•  recommends major compensation decisions to the board

•  all members are knowledgeable, senior leaders with broad experience as a senior officer or board member of a major organization (public, private or not-for-profit), and the majority have experience in executive compensation

•  there is cross-membership with the risk committee

Risk committee

•  reviews the alignment of our incentive compensation plans with sound risk management principles and practices and our risk appetite

•  the majority of members have knowledge of risk management, as well as technical knowledge of relevant risk principles

•  there is cross-membership with the management resources and compensation committee

Management’s executive compensation committee

•  includes the Chief Risk Officer, the Chief Financial Officer and the Chief Human Resources Officer

•  reviews incentive plan business performance measures, targets, weightings and results for alignment with our business strategy and risk management objectives

•  monitors the incentive program designs of our peers

•  reviews compensation program changes for alignment with our risk management objectives

Chief Risk Officer

•  participates in management resources and compensation committee meetings where recommendations for the design of the compensation program are reviewed and approved to ensure there is informed discussion of the associated risks

•  reviews the incentive compensation oversight process

•  reviews changes to the compensation program with the risk committee to make sure they are in line with our risk management objectives

•  is a member of management’s executive compensation committee

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Executive Compensation

Managing compensation risk

Compensation is aligned with the company’s risk appetite and risk management objectives, and discourages inappropriate risk taking.

We use a compensation risk framework to structure how we manage the risks associated with the compensation program and the design features that mitigate these risks. The framework includes four categories, which shape the development of our compensation program. We assess our compensation program against the framework every year.

Business risk

Business risk has two aspects:

•  the risk that our compensation program encourages behaviour that is not in line with our business strategy, our risk appetite statement and our goal of generating long-term shareholder value

•  the risk that the compensation program discourages the taking of healthy risks

We seek to manage both aspects of business risk by including performance measures in our incentive plans that align compensation with our business strategy and reflect the impact employees have on performance

Talent risk

Talent risk is the risk that our compensation program will not attract and retain talented employees

We seek to manage this risk by designing our compensation program to be competitive and appealing to the talent we want to attract

Performance risk

Performance risk is the risk that our compensation program will not motivate employees to maintain high performance standards

We seek to manage this risk by including appropriate links between pay and performance and designing compensation to encourage executives to achieve performance objectives without taking undue risk

Compliance and ethical risk

Compliance and ethical risk is the risk that our compensation program will encourage employees to engage in questionable, unethical or illegal behaviour

We seek to manage this risk through strong oversight and control mechanisms, and by structuring our compensation program in a way that minimizes the potential incentive to breach compliance and ethical guidelines

See page 119 for information about our risk appetite and our enterprise risk management framework

2023 Management information circular	105

Mitigating compensation risk

We seek to manage potential risk through our risk management policies, the design of our executive compensation program and proper oversight of our incentive plans. We also integrate our risk appetite into our incentive plans and performance assessments.

Program design

•	compensation award horizons are appropriately balanced between short and longer term
•	incentive plans include several performance objectives, combining various performance scenarios
•	incentive plan awards depend on both company performance and TSR, which links our strategy and risk appetite with improving shareholder outcomes and capital strength
•	performance share unit awards balance efficient use of capital and long-term equity growth
•

compensation for the Chief Risk Officer, Global Compliance Chief, Chief Auditor, and Chief Actuary is not linked to our business performance to promote unbiased oversight and advice to senior management and the board

•	annual incentives for segment control function heads providing oversight are not directly linked to the performance of businesses they oversee

Incentive plan oversight

•

the management resources and compensation committee oversees all incentive plans, including payout distribution, control and monitoring processes and the potential impact they may have on business risk

•

segment heads, with the support of their associated risk officers, human resources heads, and compliance officers, review and approve significant changes to material segment incentive compensation plans, and attest annually that they do not generate inappropriate levels of business risk for the segment and for Manulife as a whole

•	we stress test and back test compensation plan designs to make sure payouts under different scenarios are appropriate and in line with our business performance
•	the Chief Risk Officer and the risk committee also review the alignment of compensation plans with risk management objectives

Risk perspective in performance assessment

•	individual risk management objectives are included in annual goals for all senior leaders
•

we assess employees against risk management criteria to make sure they are mindful of the risks inherent in their jobs and are working within the boundaries of our policies and practices, while still providing appropriate incentives for material risk takers to achieve our objectives

•

performance assessments are expected to reflect how the employee contributed to managing our risk profile within our risk appetite and also take into account any reports from internal audit, compliance or risk management highlighting inappropriate actions

•

incentive compensation for material risk takers is adjusted for risk and considers reports from internal audit, compliance and risk management. Any adjustments made are reported to the management resources and compensation committee

Risk management policies

•

Clawbacks – if a vice president or above commits fraud, theft, embezzlement or serious misconduct, whether or not there is a financial restatement, the board can, at its discretion, cancel some or all of the executive’s vested or unvested incentive awards, and require repayment of all or a portion of the incentive awards that have already been paid

•	Equity ownership requirements – all executives are required to meet equity ownership requirements. The CEO and CFO are required to maintain their equity ownership for one year after leaving Manulife
•

Share retention requirements – the CEO and CFO must hold at least 50% of the net realized gains from the exercise of stock options in common shares during their employment and for one year after leaving the company, to the extent they do not otherwise meet their equity ownership requirements

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Executive Compensation

•

No hedging – executives and directors are not allowed to use strategies (for example, short selling, or buying or selling a call or put option or other derivatives) to hedge or offset a change in price of Manulife securities. This policy is incorporated into our code of business conduct and ethics. All employees and directors are required to certify compliance with the code every year

Equity ownership guidelines

Executives are required to own Manulife securities to align their interests with those of our shareholders.

Executives have five years from the date they are appointed or promoted to the position to meet the requirement. All of the named executives meet or exceed the equity ownership guidelines.

Deferred share units (DSUs), restricted share units (RSUs), performance share units (PSUs), common shares and preferred shares that executives own personally all qualify to meet the guideline, but stock options do not. We use the grant price or the current market price (whichever is higher) to calculate the value of awards and assume a performance factor of 100% for PSUs. Shares held personally are valued at the current market price.

The following table shows equity ownership for each named executive as at March 7, 2023

We calculated the value using a share price of the greater of $27.11, the closing price of Manulife common shares on the TSX on March 7, 2023, and the grant price. Salaries were converted to Canadian dollars using the exchange rate of US$1.00 = $1.3717 on that date.

	Time at level	Required ownership as multiple of base salary	RSUs	PSUs	DSUs	Personal shareholdings	Total holdings	Equity ownership as multiple of base salary

Roy Gori	5.4	7.0	$15,336,847	$23,978,845		$14,189,453	$53,505,145	30.0

Phil Witherington	5.2	4.0	$4,722,843	$7,373,705		$1,272,489	$13,369,037	13.7

Marc Costantini	0.7	4.0	$4,301,012	$3,086,247		$299,052	$7,686,311	7.6

Marianne Harrison	10.2	4.0	$5,329,168	$8,393,966	$188,579	$1,306,315	$15,218,028	14.3

Scott Hartz	4.0	4.0	$4,275,781	$6,721,523		$3,374,066	$14,371,370	14.0

Roy Gori

The total value of his personal shareholdings, including the 131,930 shares that remain in escrow, was $14,189,453, based on a share price of $27.11, the closing price of Manulife common shares on the TSX on Mar 7, 2023. The escrow account was established as part of the arrangement provided to Mr. Gori when he relocated to Toronto in 2017. See page 86 of our 2018 management information circular, which is available at manulife.com.

2023 Management information circular	107

The decision-making process

We use the following process to determine compensation for the CEO, all executive leadership team members including the named executives, and heads of control functions. The executive leadership team is made up of our most senior leaders who have responsibility for setting our strategy. Base salaries are set in February of each year and any changes generally go into effect on March 1. Annual incentive funding is approved and awards are finalized in February of each year after the end of the prior fiscal year. Equity-based incentives are granted in February or March of each year following the release of our financial results.

Review plan design

Management presents its initial recommendations for compensation structure and supporting rationale for the upcoming year to the management resources and compensation committee. This includes:

• compensation components

• compensation mix

• performance measures

The management resources and compensation committee discusses the recommendations and provides feedback to management. The committee seeks advice and guidance about compensation issues from its independent compensation advisor, and may seek feedback from shareholders and proxy advisory firms

The risk committee reviews the risk management aspects of the program

Once the recommendations are finalized, the management resources and compensation committee recommends the compensation program and structure to the board for approval

See page 52 for this year’s compensation program

Set performance goals

The board approves the individual performance goals of the CEO and other senior executives

The management resources and compensation committee:

• reviews, approves and recommends to the board the individual performance goals of the executive leadership team and heads of control functions

• reviews, approves and recommends to the board the business performance measures and financial targets for incentive plan purposes. Targets are aligned with the board-approved plans and are intended to be achievable yet provide a performance “stretch”

• reviews stress tests of different scenarios to set appropriate financial targets, performance peer group composition and plan changes

See pages 55 and 62 for this year’s performance goals

Ongoing review of market and trends

The management resources and compensation committee:

• reviews and approves changes to the composition of the compensation and performance peer groups

• reviews the competitive positioning of target compensation against desired market positioning

• reviews ongoing trends

See page 50 for more about compensation benchmarking

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Executive Compensation

Assess performance

The CFO presents and discusses the business performance results with the management resources and compensation committee

The independent advisor provides their perspective on the soundness of performance measures and standards used for the incentive plans

The management resources and compensation committee reviews the performance factors for the annual incentive plan and performance share units

The board reviews the performance results and assesses circumstances that might result in a discretionary adjustment, and then approves the performance factors

Management presents to the management resources and compensation committee a summary of any adjustments to incentive compensation for material risk takers resulting from reports from internal audit, compliance or risk management

See pages 58 and 65 for this year’s performance results

Finalize Compensation

The CEO discusses and approves the individual performance and compensation recommendations for all executive leadership team members and heads of control functions with the management resources and compensation committee

During sessions held without management, the management resources and compensation committee and the board discuss compensation for the CEO, all executive leadership team members and heads of control functions

The board exercises independent judgment when making final compensation decisions

See the named executive profiles starting on page 67 for details about their compensation this year

2023 Management information circular	109

Compensation of employees who have a material impact on risk

We are committed to ensuring our compensation program is aligned with the Financial Stability Board’s (FSB) Principles for Sound Compensation Practices, the Financial Stability Board’s Implementation Standards and other governance practices related to compensation. Our internal auditors conduct an annual independent review of the executive compensation program. The last audit was finalized in March 2022 and confirmed that we continued to be aligned with the FSB Principles and Standards. See page 103 for more information about our compensation governance practices.

You can read about the management resources and compensation committee’s composition and mandate in its report on page 33, and the compensation decision-making process and program design beginning on page 108

FSB PRINCIPLES AND BASEL COMMISSION FOR BANKING SUPERVISION

PILLAR 3 REQUIREMENTS

The tables below show the breakdown of 2022 compensation for employees who have a material impact on our risk exposure (material employees). Material employees include:

•	all executives including named executive officers who were members of the executive leadership team at any point in 2022, and
•	employees who have:
–	authority and responsibility for policy-setting and implementation of controls, or
–	significant influence, oversight and approval authority on general account assets, or
–	oversight of a significant business unit that could have a material impact on our risk exposure.

Compensation awarded in U.S. dollars was converted to Canadian dollars using the exchange rates we used for the summary compensation table (see page 86).

2022 compensation

	($ thousands)
Number of material employees	Total compensation	Fixed compensation	Variable compensation		Non-deferred compensation	Deferred variable compensation	Severance payments
44	$143,128	$32,546	Annual incentive plan	$36,434	$69,015	$73,663	$450
			Special awards	$35
			RSUs	$37,634
			PSUs	$32,274
			Other medium-term incentives	$3,755
			Stock options	$0
			Total	$110,132

Manulife provided $1,937,500 sign-on bonuses to material employees in 2022. Sign-on bonuses, when provided, replace compensation employees forfeit when they leave their previous employer.

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Executive Compensation

Variable compensation

The annual incentive and grant values of restricted share units, performance share units and stock options awarded for 2022. With the exception of one retiree who left the company, all material employees received incentive awards for 2022.

Deferred variable compensation

The total value of restricted share units, performance share units, deferred share units and stock options awarded for 2022.

Severance payments

In 2022, severance payments were made to material employees as indicated above. Total severance amounts of $3.36 million were agreed to for these material employees. To protect employee privacy, we have provided information about the highest single severance amount agreed to in 2022 for a material employee to the Office of the Superintendent of Financial Institutions (OSFI) on a confidential basis. The number of terminations each year fluctuates depending on circumstances.

DEFERRED COMPENSATION OUTSTANDING

	($ thousands)
Number of material employees	RSUs/PSUs/DSUs		Stock options		Total value of deferred compensation outstanding at year-end	Deferred compensation paid out in 2022	Value of deferred compensation granted in 2022	Implicit change in deferred compensation value
	Outstanding vested	Outstanding unvested	Outstanding vested	Outstanding unvested
44	$10,121	$163,078	$18,165	$865	$192,229	$48,101	$73,663	$(10,242)

Restricted share units, performance share units and deferred share units

Amounts are based on $24.15, the closing price of Manulife common shares on the TSX on December 31, 2022.

Vested and unvested, unexercised in-the-money stock options

Amounts are the difference between the exercise price of the stock options and $24.15, the closing price of Manulife common shares on the TSX on December 31, 2022.

Other medium-term incentives

Some material risk takers participate in medium-term incentive plans outside of our RSU/PSU/stock option plans. These plans are based on an internal book value of a business or the market value of funds managed.

Deferred compensation paid out in 2022

The total value of restricted share units and performance share units vested and paid out and any gains from stock options exercised in 2022.

Implicit change in deferred compensation value

The increase (or decrease) in value of deferred compensation due to any change in share price and performance vesting conditions.

2023 Management information circular	111

Governance at Manulife

We believe that excellent corporate governance is critical to our long-term success – for us, our shareholders and our customers. Our board of directors sets the tone at the top, promoting a strong culture of integrity and ethical behaviour throughout our entire organization.

Our governance policies and practices are consistent in all material respects with the various rules and requirements that apply to us, including:

•	Insurance Companies Act (Canada)
•	corporate governance guidelines established by OSFI and the Canadian Securities Administrators
•	U.S. Securities and Exchange Commission rules and regulations
•	TSX corporate governance guidelines
•	New York Stock Exchange corporate governance rules for domestic issuers.

Where to find it

112	Manulife Financial Corporation

Governance at Manulife

What we do

Independence

•   All our directors are independent (except for the CEO) and all members of the board’s committees are independent

•   Board committees can retain independent advisors

•   The roles of Chair of the Board and CEO are separate

•   We have an annual strategic planning meeting separate from regular board meetings

•   In camera sessions are held at every board and committee meeting

Ethics and integrity

• We promote a strong culture of integrity and ethical behavior, and have an Ethics Hotline where anyone, including employees or third parties, can file a confidential report on ethics matters

• We require all directors to certify compliance with our code of business conduct and ethics every year

Leadership and development

• We provide directors with an orientation program as well as continuing education

• We require members of the risk committee and corporate governance and nominating committee to take at least one externally facilitated session or course on cybersecurity and ESG, respectively, every two years

• The board has a formal annual self-assessment process

•   We continuously monitor board succession requirements and director candidates, maintain a skills matrix for directors and, where appropriate, use an independent search firm to assist in board recruiting

Diversity and succession

•   We have a board diversity policy (including, among other characteristics that may be identified from time to time, gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation)

•   The board strives to maintain parity between men and women among the independent directors, and has established a specific objective that at least 40% of the independent directors are women, recognizing that board composition may fluctuate from time to time during periods of transition. To maintain an appropriate gender balance, no more than 60% of the independent directors will be from any one gender, subject to temporary fluctuations during periods of transition.

•   We have an ongoing process to identify board succession candidates whose skills align with the key competencies and experience necessary to support our operations as well as promote the diversity objectives of the board diversity policy

•   Search firms must identify and present diverse and balanced slates of potential director candidates, including those from underrepresented groups such as women, members of a visible minority as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the 2SLGBTQ+ community

•   Diversity and inclusion is embedded in our global talent management, talent acquisition and leadership programs

•   Shareholders elect individual directors annually

•   We have a majority voting policy and director term limits

Shareholder engagement and alignment

•   We have a robust shareholder engagement program with publicly available shareholder engagement principles

•   We require directors and executives to meet equity ownership guidelines

•   We have a proxy access policy

Risk oversight • We have strong risk oversight, carried out by the board and supported by the risk committee • The audit and risk committees have joint meetings at least once a year

2023 Management information circular	113

What we don’t do

No hedging of Manulife securities • No director, executive or employee can monetize or hedge Manulife common shares or equity awards

No stock options, perquisites, severance, pension or retirement benefits or participation in an equity-based compensation plan, other than receiving deferred share units or common shares in lieu of cash compensation, for non-executive directors

No slate voting for directors • Shareholders can vote for or withhold their vote from individual directors

No staggered voting for directors • We have annual elections for all directors

No unequal voting structure • We do not have dual-class or subordinate voting shares

No tie-breaking vote • Our Chair of the Board does not have a deciding vote in the event of a tie at the board

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About the Manulife board

The board is responsible for overseeing our business and affairs as set out in the board’s mandate. You can read about the board’s responsibilities in more detail beginning on page 118, and you will find a copy of the board’s mandate on manulife.com as well as on SEDAR (sedar.com). The board carries out its responsibilities directly and through its four committees, which you can read about beginning on page 117.

Other than the CEO, all of our directors are independent, and all members of the board’s committees are independent. This ensures the board and committees can effectively oversee all aspects of our business and act in Manulife’s best interests.

The board needs a mix of certain competencies, experience and personal qualities for proper oversight and effective decision-making, and sets its size and composition accordingly. The board routinely reviews its size and make-up with the corporate governance and nominating committee, and may appoint new directors to the board between annual meetings. You can read more about board diversity and the competencies and experience of our directors beginning on page 129.

The board and each of its committees set aside time at each meeting to meet without management present.

The board holds monthly update calls to keep directors informed between regularly scheduled meetings.

The corporate governance and nominating committee reviews the board mandate annually. The board mandate, committee charters and position descriptions for the Chair of the Board, committee chairs, individual directors and the CEO are posted on manulife.com.

Year in review

The board continued to enhance its governance practices in the past year:

• in anticipation of John Cassaday reaching his term limit in 2023, completed a comprehensive succession process for the Chair of the Board, led by a group of independent directors and facilitated by a former independent board member, with significant involvement from all members of the board, resulting in Don Lindsay’s unanimous appointment as Chair of the Board effective February 15, 2023

• reviewed committee membership in light of the Chair of the Board succession process, implementing changes to ensure continued effective oversight

• continued focus on board succession and renewal, incorporating diversity objectives and focus on skills in areas critical to Manulife’s ongoing growth and ambitions for the future

• continued to enhance the new director orientation and education programs, including an in-depth review of our director education program in light of evolving trends and introduced an additional requirement that directors take specialized education programs in key areas of focus based on committee membership. Starting in 2023, members of the corporate governance and nominating committee must take at least one externally facilitated ESG-related education session and members of the risk committee must take at least one externally facilitated cybersecurity-related education session every two years.

• expanded the use of board focus groups to delve more deeply into key topics

• increased board focus on, and engagement in respect of, ESG matters

• implemented a hybrid meeting schedule (in-person vs. virtual) given the global nature of board to ensure optimal participation from all directors and to help attract talented directors from across the globe.

• completed, with the assistance of an independent consultant, a review of director compensation resulting in a 12% increase, to align with companies of similar complexity. The increase is received entirely in equity, raising the mandatory equity portion of the board retainer to $127,500 (approximately 55% of the board retainer).

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Contacting the board

Our board of directors values regular and constructive engagement with shareholders, and encourages shareholders to express their views on governance matters directly to the board. If you have questions about our governance practices, you can send them to the Chair of the Board at the following address:

Chair of the Board

Manulife Financial Corporation

200 Bloor Street East

Toronto, Ontario M4W 1E5

Canada

Email:  corporate_governance@manulife.com

If your question relates to a board committee matter, please address your note to the chair of the appropriate committee.

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Chair of the Board provides independent board leadership and oversight

Board of directors oversees: • culture of integrity and ethics • strategic planning • risk management • leadership development and succession planning	• corporate governance • internal controls • communications and public disclosure

Audit committee

• oversees the external auditors, internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions

• serves as the conduct review committee

• reviews our compliance with legal and regulatory requirements

Corporate governance and nominating committee

• develops our governance policies, practices and procedures

• develops and oversees the approach to director succession and development, including approach to diversity

• develops and oversees the process for assessing effectiveness of the board, its committees and individual directors

• oversees director compensation

• oversees the company’s ESG framework, including matters related to climate change

	Management resources and compensation committee oversees: • our global human resources strategy, policies and programs • management succession • executive compensation • pension plan governance	Risk committee oversees: • the management of our principal risks • our programs and procedures to manage those risks

Management • reports to the committees and the board • control functions such as finance, risk, compliance and internal audit operate independently of the business units

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Board committees

The board has four committees to help carry out its mandate:

•	audit committee
•	corporate governance and nominating committee
•	management resources and compensation committee
•	risk committee

Each committee is made up entirely of independent directors and has a committee charter. Committees set aside time at each meeting to meet in camera (without management present) and may also use part of this time to meet with independent advisors and individual members of management.

Committee chairs report to the board, providing updates on the committee’s deliberations and any recommendations that require the board’s approval.

Committees review their charter every year and update it as necessary. They also conduct an assessment of the committee’s performance and effectiveness in carrying out the responsibilities set out in its charter. Each committee considers the results when developing its priorities and work plan for the coming year.

The corporate governance and nominating committee reviews committee composition at least once a year and adjusts committee membership as appropriate. The CEO is not involved in any of these decisions.

You can access the committee charters and position description for each committee chair on manulife.com and read the 2022 committee reports beginning on page 30.

Independent advice

The board and committees may retain outside advisors to receive independent advice, and we pay for the cost of these services.

Board roles and responsibilities

The board and ESG

ESG (environment, social and governance) crosses several aspects of the board’s roles, including culture, strategic planning, risk oversight, leadership and compensation, diversity and disclosure. The corporate governance and nominating committee oversees Manulife’s ESG framework, including matters related to climate change. On a regular basis, the corporate governance and nominating committee is updated on relevant climate topics, including our progress against the commitments set out in Manulife’s Climate Action Plan. Starting in 2023, members of the corporate governance and nominating committee must take at least one externally facilitated ESG-related education session every two years.

You can read more about the board’s activities on the following pages, and in our 2022 ESG Report (published in the second quarter of 2023).

Among other things, the board is responsible for approving our strategy, risk oversight, leadership development, and succession planning. It reviews and approves our financial statements, significant investments, the raising of capital and other significant matters such as significant mergers, acquisitions and divestitures.

1 — PROMOTING A CULTURE OF INTEGRITY AND ETHICAL BEHAVIOUR

The board and management promote a strong culture of integrity and ethical behaviour.

Our code of business conduct and ethics applies to all directors, officers and employees and sets out the importance of Manulife’s values, ethics in the workplace and our business relationships, avoiding conflicts of interest, protecting our assets, and prompt reporting of illegal or unethical behaviour.

All Manulife directors, officers and employees have a duty to comply with the code and to report an incident if they suspect fraud or other unethical behaviour or wrongdoing, including a

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Anyone, including third parties, can contact our Global Compliance Office, or file a confidential report by contacting our Ethics Hotline, 24 hours a day, 7 days a week.

Reports can be made anonymously.

Online By phone	manulifeethics.com 1-866-294-9534 (toll free in North America)

breach relating to accounting, auditing or internal controls. The code makes it clear that an individual can report suspected or potential illegal or unethical behavior without fear of retaliation for any report made in good faith.

Each year everyone subject to the code must
complete annual training and confirm that they
have read and comply with the code. The audit
committee monitors compliance with the code
and reviews the code every year.

Some limited aspects of the code can be waived for directors and senior executives in exceptional situations if approved by the board on the recommendation of the audit committee, and promptly disclosed. To date, the board has not waived any aspect of the code. You can access a copy of the code on manulife.com.

2 — STRATEGIC PLANNING

The board and senior management hold an annual strategic planning meeting, separate from regular board meetings, where board members and management review Manulife’s strategy and discuss emerging trends, the competitive environment, risk issues and any significant business issues or products as important context for our strategic direction. The strategic planning meeting focuses on key areas of importance to the company’s strategy, such as key businesses and break-out growth areas, culture and talent, and enterprise initiatives, and whether any changes to the current strategy are required.

Management develops strategic, financial and capital plans, our risk appetite and allocation of resources. The strategic business plans include the strategy and related opportunities and risks for Manulife and each of our business segments.

The board reviews the plans, risk appetite and resource allocation, consults further with management and considers any other key issues before it approves them.

The board monitors management’s progress on strategic plans throughout the year. It receives regular updates from the CEO and management on strategic developments and our performance against the strategic plan, and oversees adjustments management makes to the plans to reflect new conditions or environmental factors.

The strategic planning meeting is often held outside Canada to give the board an opportunity to visit our global operations and meet with employees in those operations. The 2022 meeting was held in New York City.

3 — RISK OVERSIGHT

The company’s strategic direction drives our overall risk appetite. All risk-taking activities are managed within Manulife’s risk appetite framework, which defines the amount and types of risks the company is willing to assume in pursuit of its objectives.

The company’s risk appetite has three components: risk-taking philosophy, risk appetite statements, and risk limits and tolerances.

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The activities required to achieve our strategy are guided by our values and involve elements of risk-taking. When making decisions about risk-taking and risk management, we place a priority on the following risk management objectives:

• to safeguard the commitments and expectations established with our customers, creditors, shareholders and employees

• to support the successful design and delivery of customer solutions through the development of innovative product solutions, and through providing customer-centric digital experiences

• to prudently and effectively deploy the capital invested in the company by shareholders with appropriate risk/return profiles

• to invest wealth and asset management’s customer assets consistent with their objectives

• to achieve and maintain a high level of operational resilience

• to safeguard the well-being of our employees, and promote a diverse, equitable and inclusive business environment

• to protect and/or enhance our reputation and brand

• to maintain the company’s targeted financial strength rating.

While we pursue risks that we believe we can appropriately analyze and monitor, we also manage risks that arise outside of our direct influence. We recognize that risk exposures change over time. If exposures materially increase, we will activate management actions designed to bring exposures back to desired levels. As an integrated component of our business model, risk management assists the company in achieving our objectives and in reaching higher levels of operational excellence, while encouraging transparency and organizational learning.

Managing climate-related risks and opportunities

As part of its ESG oversight responsibilities, the corporate governance and nominating committee oversees matters related to climate change, and receives regular reports on relevant climate topics, including our progress against the commitments set out in Manulife’s Climate Action Plan (see page 135).

The Executive Risk Committee and the board’s risk committee consider climate-related risks and opportunities through the ongoing monitoring and reporting of emerging risks. The identification and assessment of climate-related risks is guided by our Environmental Risk Policy, which sets out an enterprise-wide framework for the management of environmental risks within our business activities.

In 2022, we continued to monitor climate-related risk and opportunities within our business strategy over short (1-5 year), medium (5-15 year), and long term (more than 15 year) time horizons to better assess the relative significance of potential impacts and how and when actions are required to address them. Our 2022 management’s discussion and analysis includes disclosures related to our climate risk governance, risk management, strategy, and targets. Please also refer to the 2022 ESG Report (published in the second quarter of 2023), for detailed disclosure of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations and our performance.

We categorize the risks we face into five principal areas, to identify, measure, assess and manage our risk profile: strategic, market, credit, product, and operational.

The board looks to the audit committee, risk committee and management resources and compensation committee to assist in overseeing certain areas of risk:

•	audit committee
–	oversees compliance with legal and regulatory requirements
–	oversees policies and internal control systems for effectiveness to mitigate our exposure to financial reporting risk
–	reviews our quarterly and annual financial statements and related disclosure before recommending them to the board for their review and approval
•	risk committee
–	reviews and assesses our principal risks, including our overall risk profile and reviewing our risk appetite
–	reviews and assesses our evolving risks
–	reviews the risk impact of the business plan and new business initiatives
–	oversees the risk management function
–	oversees our compliance with risk management policies
–	evaluates the company’s risk culture
•	management resources and compensation committee and risk committee
–	reviews our executive compensation program to ensure alignment against our risk management principles and our risk appetite

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Each director, other than the Chair of the Board, sits on two committees. There is cross-membership between the management resources and compensation committee and the risk committee, and the corporate governance and nominating committee and the audit committee, which adds depth to committee deliberations. The audit committee and risk committee have at least one joint meeting every year.

The board meets directly with OSFI, our principal regulator, every year, and there are regular meetings between the Chair of the Board and OSFI throughout the year.

Enterprise risk management (ERM) framework

Our ERM framework provides a structured approach to risk-taking and risk management activities across the enterprise, supporting our long-term revenue, earnings, and capital growth strategy. It is communicated through risk policies and standards, which are intended to enable consistent design and execution of strategies across the organization. We have a common approach to managing all risks we are exposed to, and to evaluating potential directly comparable risk-adjusted returns on contemplated business activities.

Our risk management practices are influenced and impacted by external and internal factors (such as economic conditions, political environments, technology and risk culture), which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk-taking and risk management. Our ERM framework incorporates relevant impacts and mitigating actions as appropriate.

As part of our ERM framework, we have a compensation risk framework in place to support the governance and design of controls for the risks associated with the compensation program. Our compensation programs are assessed against this framework every year.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer, seeks to mitigate information security risks. This program establishes the information and cyber security framework for the company, including governance, policies and standards, and appropriate controls to protect information and computer systems. We also have ongoing security awareness training sessions for all employees.

Compliance and reporting

Management oversees the principal risks and implementation of controls to manage risk, and regularly assesses whether there are any material deficiencies. They update the board on our principal risks at least quarterly.

Controls and certifications

We update our risk policies, risk management processes, internal controls and management information systems regularly to make sure they match our risk profile and comply with regulatory requirements. We also perform stress testing on an ongoing basis to support the way we identify, assess and mitigate risk.

The CEO and CFO certify our disclosure controls and procedures, annual financial statements and quarterly financial statements, among other things, to meet legal and regulatory requirements.

4 — LEADERSHIP DEVELOPMENT AND SUCCESSION

The management resources and compensation committee reviews our approach to human resources, talent management, compensation and the succession planning process for senior executives.

Diversity

We value a high performing workforce that reflects the diversity of our customers and the communities where we operate. We believe that a diverse workforce, especially in leadership roles, can enhance performance, foster innovation and improve business results.

We are committed to developing a more diverse and inclusive workforce that is more representative of our customer base and has more women and Black, Indigenous, and People of Colour (BIPOC) in leadership positions.

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Roy Gori has signed the Catalyst Accord 2022, committing to increase the percentage of women in executive positions in Canada to 30% or greater by 2022. We have established action plans to drive accountability for greater diversity in our workforce.

We are increasing our efforts in hiring, supporting and creating awareness of people with disabilities (PWD) through various initiatives globally to attract and hire PWDs. In 2022, we provided additional sensitivity training to our recruiters and hiring managers, as well as improving efforts to make us more accessible in physical and system accommodations.

In 2020, we announced leadership and recruitment goals to increase the representation of BIPOC employees across our North American businesses. This includes increasing BIPOC representation in leadership roles (director level and above) by 30% by 2025 and annually hiring at least 25% BIPOC talent into new graduate program positions across our businesses and functions. In addition to these commitments, we have signed on to a pledge with the BlackNorth Initiative in Canada, as well as the CEO Action for Diversity and Inclusion pledge in the U.S. Both of these efforts align with our objective of advancing diversity and inclusion in the workplace.

Our global executive Diversity, Equity and Inclusion (DEI) Council guides, supports and facilitates the implementation of our DEI strategy. Chaired by our CEO, the DEI Council is made up of executive leaders who are passionate about DEI. There are 13 employee resource groups (ERG) with 39 chapters and more than 13,000 members. Open to all employees, ERGs support local employee engagement, champion our larger DEI initiatives and provide opportunities for personal and professional development.

The table below shows the number of women in leadership positions at Manulife and our subsidiaries:

(as at February 28, 2023)

Women in senior leadership roles (vice president and higher)	170 of 523	33%

Women in senior officer roles (senior vice president and higher)	24 of 100	24%

Women on the executive leadership team	3 of 15	20%

Increasing the representation of women and BIPOC leaders is a priority in our corporate strategy. We have made headway in Asia by increasing representation of people with disabilities, and we’ve made other tangible progress in the following areas:

Recruiting

•	building representation of BIPOC professionals through focused recruitment efforts from diverse post-secondary schools across North America
•	incorporating diversity into the ongoing review and discussion of our succession candidates
•

continuing to enhance sourcing, assessment and selection of potential employees. We follow a formal recruitment process where all vacancies are posted internally and externally, and all executive search vendors must ensure their slate of candidates is diverse and includes a focus on women

•

implementing diverse slate requirements internally to increase hire and promotion rates of diverse candidates. To support diverse candidate slates, we introduced the use of technology in our hiring process that reduces biased job posting language and hired two dedicated diverse candidate recruiters. All recruiters are trained in inclusive hiring practices

Development and training

•	accelerating development program opportunities for mid-career BIPOC leaders and leaders of our ERGs
•	offering internal and external training and development programs for members of diverse employee groups
•	providing unconscious bias training for all employees

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•

providing programs designed to educate and train all employees that go beyond our mandatory unconscious bias training, including regular listening forums to foster conversations and build inclusion across our global team, allyship resources and targeted training for all managers on leading inclusively. We partnered with Accenture to launch two learning platforms for all leaders in late 2020: All Against Racism (North America) and Inclusive Leadership (Asia). Through PURSUIT, our internal learning platform, we have curated various learning modules covering different aspects of DEI including disabilities, cultural awareness and DEI essentials

•	communicating transparently to employees about diversity and profiling leaders who demonstrate authenticity
•

continuing to provide dedicated support and development of our internal employee communities for women and BIPOC employees that focus on professional development and networking. This includes our GWA (Global Women’s Alliance), VIBE (Valuing the Inclusion of Black Experiences), IPTA (Indigenous Peoples and Their Allies), AMP US (Association of Multicultural Professionals), PACES (Pan-Asian Community for Employee Success), Ability (Disabilities) and EMBRACE (cultural inclusion) ERGs. Each chapter has an executive sponsor (vice president or higher, and country general manager level in some cases) to increase exposure and impact

•

adding more external partnerships with leading networks that support the advancement of women and BIPOC employees, creating awareness of 2SLGBTQ+ and disabled communities, and providing opportunities to share best practices and attend events and educational sessions that encourage leadership across the organization. Organizations include Catalyst, Women in Capital Markets, Career Edge, ICON Talent Partners, Onyx; and in Asia with Sensational Foundation, The Women’s Foundation, Community Business, The Zubin Foundation, Pink Dot, and many more.

Management

•	embedding diversity practices in our global talent management programs and including diversity results in workforce reporting to senior management and the board
•	implementing annual DEI plans for each business segment and function
•	introducing diversity dashboard quarterly reviews with the executive leadership team
•	formally including diversity goals in all people leader’s goals
•

internally and externally celebrating and promoting the history, culture, and contributions of diverse communities, including annual celebrations of International Women’s Day, Black History Month, Martin Luther King Jr. Day, Juneteenth, National Indigenous Peoples Day, Orange Shirt Day, Pacific Heritage Month, South Asian Celebration, International Day of Pink, PRIDE, Ally Week, Mental Health Awareness Month, National Disability Employment Awareness Month, Autism awareness day, International Day of Persons with Disabilities and many more

•

revising workforce policies around flexible work arrangements and increasing our parental leave to better accommodate and retain employees. We increased maternity and paternity leave benefits in Canada to a market leading position in 2021

•	enhancing the collection of applicant and employee diversity data across the organization.

We may also establish other measurable objectives for increasing diversity in leadership as we continue to develop our overall approach to diversity globally.

Management development and assessment

The management resources and compensation committee oversees our human resources strategy and our talent management program globally.

Management development

We integrate our talent and succession planning process for senior management with the primary objective of having high performing individuals in critical roles across the organization.

We’re focusing on several areas to ensure we have depth of talent and diverse leadership to fill critical roles in the future:

•	acquiring and retaining high performing, high potential talent
•	selective external hiring of exceptional, seasoned executives
•	increasing our diversity to better reflect the global markets where we operate

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•	identifying early high performing, high potential employees, with a focus on growing our pipeline of women in senior roles, developing their skills and providing regular assessments
•	engaging our talent and driving high performance, including a board review of the 2021 employee engagement survey results and overseeing management actions to continuously improve employee engagement
•	significantly investing in the development of our top talent both on the job and through formal development programs.

High potential employees participate in development programs that combine formal training in specific areas and practical work experience that is meaningful and varied. The program may include roles in different divisions or an international assignment, among other things.

We have adapted our hiring and onboarding practices to support all employees in remote work environments due to the pandemic. We have also added personal communications from senior leaders to incoming employees to enhance connection with the organization in a challenging situation. As the pandemic continues globally, especially in our Asia markets, the implementation of our Working Better guidelines in partnership with our technology teams have made it possible for our employees to work remotely, while still being able to spend more time with their loved ones. These efforts helped Manulife win a number of best employer awards in 2022 across our different geographies. You can find more information in our 2022 annual report available on manulife.com.

Assessment

We have a formal assessment process that is based on corporate and individual performance. The independent directors assess the CEO’s performance every year and the board approves the CEO’s objectives for the following year. The management resources and compensation committee reviews assessments of the performance of senior executives every year, based on business performance, including risk-related aspects, and individual performance. The board also approves compensation decisions for the CEO and other senior executives based on these assessments.

The audit committee assesses the effectiveness of the heads of our oversight functions, including the CFO, Chief Auditor, Chief Actuary and Global Compliance Chief. The risk committee assesses the effectiveness of the Chief Risk Officer. The management resources and compensation committee and the board approve all senior executive appointments.

Management succession planning

Our succession strategy is based on promoting talented individuals within the organization and hiring from outside to strengthen our capabilities where appropriate and to build diverse perspectives and fresh thinking.

The board and committees review the succession plans for senior management and the heads of our key oversight functions. The board develops the CEO’s succession plan, and the management resources and compensation committee monitors succession plans for senior executives. The management resources and compensation committee, with the assistance of the audit committee and risk committee where appropriate, also monitors succession plans for the heads of our oversight functions.

Management devotes its attention to developing talent below the senior executive level to ensure there is a well-trained, high performing pool of executives that is representative of our customer base and the communities where we operate, and that has a broad range of business and functional experience that can contribute to a common culture and values for building a sustainable, high performing company. Developing our people helps retention and ensures orderly transitions.

The management resources and compensation committee conducts regular reviews of senior executive succession planning.

5 — COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

Disclosure policy and practices

The board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced.

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The executive disclosure committee is responsible for overseeing and monitoring our disclosure processes and practices, including the review, from time to time, of Manulife’s disclosure policy. It is made up of members of senior management and reports to the audit committee on disclosure matters. The executive disclosure committee reviews all material information in disclosure documents before the audit committee and board review.

A cross-functional group that includes members of senior management, as well as employees from our legal, investor relations and corporate communications groups, and others as required, reviews information and developments to assess materiality in compliance with our disclosure policies.

The board reviews and approves our financial statements, management’s discussion and analysis (MD&A) and earnings releases, annual information form, management information circular and other material disclosure based on the review and recommendation of the audit committee. The audit committee also reviews and approves our disclosure policy.

Engagement

We have a longstanding practice of engaging with our stakeholders, as we believe that engaging and communicating directly with shareholders and other stakeholders is important for receiving timely and meaningful feedback. Our shareholder engagement principles help shareholders understand how the board engages with shareholders and how they can contact the board. These are available on manulife.com.

The board’s shareholder engagement outreach program facilitated by our investor relations group includes:

• an annual shareholder engagement outreach program to generate dialogue and feedback on a variety of topics in which the Chair of the Board and at least one other director participate each year

• ongoing communication, which is an important part of creating an open, candid and productive dialogue. Directors make themselves available throughout the year to engage and respond to questions from shareholders

• encouraging shareholders to participate at the annual meeting, because it offers a valuable opportunity to discuss Manulife, our corporate governance practices and other topics.

Say on executive pay

This year shareholders will again have an opportunity to have a say on our approach to executive pay. This is an advisory vote, so the results are not binding. The board will, however, take the results into account together with feedback received from other shareholder engagement activities, when making decisions about compensation policies, procedures and executive pay in the future. You can read more about this on page 13.

Shareholder proposals

Shareholders can submit proposals to be considered at an annual meeting and included in our circular. The corporate governance and nominating committee oversees this process. See page 14 for more information. We did not receive any proposals to be considered at the 2023 annual meeting.

As part of the annual Shareholder Outreach Program, Don Lindsay, Nicole Arnaboldi and James Prieur met with investors who collectively own approximately 28% of Manulife’s outstanding institutional shares. A broad range of matters were discussed, including:

• governance – Manulife’s approach to governance, including board composition, board and executive succession planning, and auditor independence

• strategic priorities – Manulife’s progress on executing against its priorities, including optimization of legacy business, growth of highest potential businesses, and capital deployment

• ESG – Manulife’s strategy and approach on ESG matters, including our Impact Agenda, Climate Action Plan, emission targets, diversity and inclusion, and how our shareholders are integrating ESG factors into their investment decision-making

• risk management – views on emerging risks and approach to risk management, including geopolitical and cyber risks

• accounting – topics related to the implementation of IFRS 17, including oversight, readiness and potential impacts

• executive compensation – potential refinements to our compensation plan design, incorporation of ESG metrics, and target setting

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Proxy access

The board understands that proxy access is important to shareholders and has a proxy access policy that allows shareholders to nominate directors for election at the next annual meeting.

Eligible shareholders (or a group of up to 20 eligible shareholders) who have held full voting and economic rights in at least 5% of the outstanding common shares for at least three years as of the date of the nomination, may nominate up to 20% of the number of directors to be elected at the next annual meeting. Nominations must be made in compliance with the proxy access policy and nominees must meet the eligibility criteria described in the policy. See page 14 for more information on submitting nominations under the proxy access policy.

You can find our proxy access policy at manulife.com.

For more information

You can find more information about Manulife on manulife.com, including webcasts of the quarterly investor conference calls and senior management’s presentations to the investment community, our annual reports and other investor information.

SUBSIDIARY GOVERNANCE

The corporate governance and nominating committee is responsible for reviewing the adequacy and effectiveness of the board’s governance policies, practices, and procedures, including supporting the board’s oversight of the activities of our subsidiaries globally.

Our global subsidiary governance policy and standard establish a subsidiary governance framework that supports the board in its oversight of our subsidiaries. We use a risk-based approach to subsidiary governance, categorizing our subsidiaries according to size, regulatory status, minority interests and other factors, and aligning our governance practices to each subsidiary’s risk categorization.

The boards of most of our significant subsidiaries include both internal (i.e., employee) directors and external (i.e., non-employee) directors. Internal directors bring industry experience and knowledge, and external directors can contribute different experience, expertise and independence and add a diverse perspective to subsidiary boards. Advancing the diversity of our subsidiary boards is a key priority for the board and our subsidiaries, and each of our significant subsidiary boards has adopted a board diversity policy.

A global operating approach to subsidiary governance allows us to balance global oversight and transparency with local execution. This hybrid approach includes:

•	a central team that focuses on driving subsidiary governance best practices and consistency (wherever possible), supporting an enterprise-wide view of subsidiary governance, and
•	local centres-of-excellence that have day-to-day accountability for governance matters.

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Serving as a director

We and the board expect directors to conduct themselves professionally, with integrity and always in the best interests of Manulife.

A director must commit the necessary time to their duties as a director and is expected to attend all meetings except in extenuating circumstances. We compensate directors appropriately and our fee schedule is competitive with the market (see page 35 for details).

If a director is contemplating joining another public company board, changes employment or country of residence, or there is any other significant change in his or her status, the director must notify the chair of the corporate governance and nominating committee. The

Directors who receive more withheld votes than for votes in an uncontested election have to submit their resignation. See page 17 for more about our majority voting policy chair will review the matter and consider an appropriate course of action including, in the case of a public company appointment, seeking the approval of the committee. As part of its review, the committee considers whether there are circumstances that could impair the director’s ability to exercise independent judgment or create a conflict of interest, as well as whether the proposed appointment would impede the director’s ability to devote the time and commitment necessary. We expect the director to resign if the change creates a conflict of interest, or affects our ability to comply with legal or regulatory requirements or our own internal policies.

SERVING ON OTHER BOARDS

We have not set a limit for the number of public company boards our directors can serve on, however, as noted above, the corporate governance and nominating committee must review and approve a proposed appointment to another public company board to ensure the additional commitment does not create a conflict of interest or affect the director’s independence or ability to devote appropriate time to Manulife. Two of our directors, Andrea Rosen and Leagh Turner, currently serve together on the board of Ceridian HCM Holding Inc.

INTEGRITY

In addition to complying with our code of business conduct and ethics, directors are required to follow rules established to ensure they exercise independent judgment and avoid conflicts of interest.

EQUITY OWNERSHIP

We require directors to hold equity in Manulife to help align their interests with those of our shareholders. All independent directors must hold at least six times the mandatory equity portion of the annual board member retainer. Directors are expected to meet their equity ownership requirements within six years of joining the board. To facilitate equity ownership, all directors receive at least US$127,500, or approximately 55%, of the annual board retainer in deferred shared units. Mr. Gori has separate equity ownership requirements as President and CEO, which he meets. See pages 17 and 107 for details.

TERM LIMITS

Independent directors can serve up to 12 years on our board, to balance the benefits of experience with the need for board renewal and new perspectives.

A director who has served the maximum term will only be nominated for election in exceptional circumstances. The board does, however, have discretion to nominate a director again for up to three years if the director’s specific expertise meets the needs of the board at that time.

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The Chair of the Board may serve up to five years in that role regardless of the number of years that individual has served as a director. Mr. Lindsay’s maximum term as Chair of the Board will end at the 2028 meeting.

INDEPENDENCE

We have a board independence policy that complies with all applicable legal, regulatory and securities exchange requirements and which is available on manulife.com. The policy is reviewed every year in determining the independence of the company’s directors.

A director is independent if the individual doesn’t have a direct or indirect relationship with Manulife that could reasonably be expected to interfere with the director’s ability to exercise independent judgment. Other than the CEO, who must be a member of the board under the Insurance Companies Act (Canada), all of the nominated directors are independent. Members of the audit committee and the management resources and compensation committee also meet the additional independence requirements applicable to those committees.

Independent Chair of the Board

The Chair of the Board must be an independent director. The Chair of the Board is appointed each year by the directors and can serve up to five years in the role. Following the completion of a comprehensive board chair succession process, the board appointed Don Lindsay to the role of Chair of the Board effective February 15, 2023. Mr. Lindsay has never been a Manulife employee. In accordance with our term limits policy, Mr. Lindsay’s maximum term as Chair of the Board will end at the 2028 meeting.

The Chair of the Board is responsible for providing leadership to the board, encouraging open discussion and debate, overseeing performance and guiding deliberations on strategic and policy matters. The Chair of the Board has frequent discussions with senior management and one-on-one sessions with board members, sets the meeting agendas and attends all committee meetings whenever possible. The Chair of the Board also has frequent interactions with Manulife’s primary regulator, OSFI, to facilitate direct and open communication and works closely with the corporate governance and nominating committee on all governance matters. The Chair of the Board’s mandate is available on manulife.com.

Independent directors

The independent directors meet regularly with senior management, and meet without management present at each board and committee meeting to facilitate open and candid discussion.

The independent directors also meet in a closed session at least once every year to review the performance of the CEO and approve his compensation, review the board’s own performance assessments and approve the board’s objectives for the following year.

They also regularly have closed sessions with our external auditors, other independent advisors, heads of our control functions and other members of management.

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BOARD SUCCESSION

The corporate governance and nominating committee oversees the board succession process and manages board succession in light of the board’s overall needs, term limits and retirements. In doing so, the committee takes a long-term, strategic view of board succession and diversity is an important consideration. In accordance with the board’s diversity policy, the committee will consider the following when

Changes in board membership:

• John Cassaday completed a 5-year term as Chair of the Board and retired from the board on February 15, 2023.

• Joseph Caron’s 12-year term as a director ends in 2023 and he is not standing for re-election.

identifying candidates for nomination to the board:

•

qualifications, including skills, expertise, competencies and experience, and other qualities the board identifies from time to time as being necessary for effective oversight given the global nature of the company’s operations and strategy, and the rapidly evolving global economic environment

•	characteristics that will foster a board culture that welcomes multiple perspectives and is free of conscious or unconscious bias and discrimination
•

characteristics that contribute to board diversity, including gender, age, race, ethnicity, culture, disability, sexual orientation and geographic representation, as well as any other characteristics that may be identified from time to time

•	legal and regulatory requirements, such as those relating to residency and independence

The corporate governance and nominating committee engages independent advisors to assist in identifying candidates. The committee is committed to equitable and inclusive recruitment practices and will require search firms to identify and present diverse and balanced slates of potential director candidates, including those from underrepresented groups such as women, members of a visible minority as defined in the Employment Equity Act (Canada), Indigenous peoples, people with disabilities and members of the 2SLGBTQ+ community. It also maintains a list of prospective candidates who meet established criteria and diversity objectives. In 2022 the committee worked with an independent strategic advisor to assist with the long-term board succession plan.

The Chair of the Board, committee chairs and other directors interview suitable candidates, management undertakes a review of potential appointees, and an independent firm conducts background checks. The committee considers input from all of these sources before it recommends a candidate for the board’s review and approval for nomination or appointment to the board.

DIVERSITY

The board recognizes the importance of diversity and is committed to fostering diversity at all levels of the organization, including within its own ranks. The board has a history of promoting diversity and believes that having highly qualified directors from diverse backgrounds brings different perspectives and experiences to the boardroom, generating healthy discussion and debate and more effective decision-making. This commitment is reflected in the board’s long-standing diversity policy (which you can access on manulife.com), and in the board succession practices described below which include considering characteristics that contribute to board diversity and inclusion.

With respect to gender in particular, the board strives to maintain parity between men and women among the independent directors and has established a specific objective that at least 40% of the independent directors are women, recognizing that board composition may fluctuate from time to time during periods of transition. To maintain an appropriate gender balance, no more than 60% of the independent directors will be from any one gender, subject to temporary fluctuations during periods of transition.

The table below shows the number of women and directors who are members of a visible minority (as defined in the Employment Equity Act (Canada)) currently on the board. No directors have self-identified as Indigenous peoples, people with disabilities or members of the 2SLGBTQ+ community. You can read about management diversity on page 121.

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(nominated directors as at February 28, 2023)
Female directors (as a percentage of total directors)	7 of 12	58%
Female directors (as a percentage of independent directors)	7 of 11	64%
Directors who have self-identified as members of a visible minority[1] (as a percentage of total directors)	3 of 12	25%
Directors who have self-identified as members of a visible minority[1] (as a percentage of independent directors)	3 of 11	27%

[1]	As defined in the Employment Equity Act (Canada).

The corporate governance and nominating committee reviews the board diversity policy and specific objectives annually and may recommend changes to the policy and the objectives as appropriate. The board and committee’s effectiveness at implementing the policy is taken into account during annual performance evaluations.

SKILLS AND EXPERIENCE

The corporate governance and nominating committee helps determine the necessary qualities, skills and experience for a member of the board of a global financial services company and Manulife in particular. The committee maintains a skills matrix to identify any gaps or emerging areas of importance in the board’s overall skill set.

Starting in 2023, members of the corporate governance and nominating committee will participate in at least one externally facilitated ESG-related education session every two years. The sessions may be external courses or externally facilitated sessions tailored to cover issues relevant to Manulife and open to all board members.

Directors must possess six core attributes:

•	a reputation for integrity and ethical behaviour
•	a demonstrated ability to exercise judgment and communicate effectively
•	financial knowledge
•	prominence in their area of expertise
•	experience relevant to our operations
•	sufficient time to dedicate to board and committee work.

In addition to the core attributes, all members of the board have considerable senior executive experience, operations/governance experience in one or more of Asia, Canada and the U.S., and are financially literate within the meaning of applicable securities laws.

The table on the following page shows the diverse experience of the board and individual nominees in areas identified as necessary for effective oversight of the company given its current operations and strategy. These qualifications are considered in reviewing board succession and evaluating potential board members.

Experience in and an understanding of ESG matters are also considered essential characteristics because of the importance of ESG to Manulife and the board’s role in overseeing Manulife’s ESG framework. Directors are expected to have a significant knowledge and understanding of ESG issues relevant to and based on their respective experiences in their professional careers or as a corporate director. In addition to considering appropriate ESG experience possessed by potential director candidates, directors gain ESG experience through ongoing education sessions and reports on ESG strategy, trends, risks and opportunities and all directors are encouraged to attend sessions on ESG matters at meetings of the corporate governance and nominating committee.

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Key competencies

Finance/Accounting We operate in a financial environment with complex accounting, actuarial and capital management issues

Insurance/Reinsurance/Investment management We value industry expertise as it provides insight into operations, strategy, and market factors

Risk management We operate in a complex risk environment and experience in risk disciplines provides us with expertise to effectively manage our principal risks

Talent management/Executive compensation We want to attract, develop and retain the best talent globally as we focus on transforming our business

Technology/Operations We value technology expertise as we focus on transforming our business by using technology to become a digital, customer leader

Key experience

Asia experience

Business and cultural experience in regions in which we operate, particularly in those regions where we are focusing on accelerating growth, is essential to providing oversight in the best long-term interests of the company

Government relations/Public policy/Regulatory

Experience with governmental agencies provides valuable insight into government processes and actions, and knowledge of the regulatory environments across our geographical footprint is essential to understanding the threats and opportunities of our long-term strategy

Public company executive/Director Public company experience provides practical insights on the operations and governance of a complex, publicly-traded organization

Digital transformation/Sales/Marketing Experience in sales and marketing provides valuable market and consumer insights as we focus on transforming our business and becoming a digital, customer leader

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DIRECTOR DEVELOPMENT

Directors receive ongoing education to keep them up to date in their knowledge and understanding of our businesses and market and regulatory environment so they can carry out their responsibilities effectively.

Orientation

We are able to attract qualified and experienced directors from various backgrounds with a diverse range of skills. New directors participate in a comprehensive orientation program to increase their knowledge of Manulife and matters that are important to our operations. The program is tailored to each director’s knowledge, skills and experience. It was enhanced in 2021 and again in 2022 to take advantage of the virtual environment to create a more flexible program tailored to individual director needs.

Directors receive information about Manulife, the board and board committees and their duties as a director. The Chair of the Board and committee chairs meet with new directors to discuss the role of the board and committees and to give them an opportunity to have a candid discussion and ask questions.

We also arrange sessions with senior management on a wide variety of relevant subjects to help new directors gain a deeper understanding of our strategic priorities, businesses and challenges.

All directors have a standing invitation to attend committee meetings whether or not they are a member, and new directors are encouraged to do so as part of their orientation.

Continuing education

We run a continuing education program for all directors and the corporate governance and nominating committee coordinates the program agenda.

The program includes regular presentations by senior executives about emerging issues and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the director’s understanding of the subject matter. External experts are also invited from time to time to speak on various topics.

In typical years we also organize site visits and virtual events where directors can engage with employees across the enterprise to gain additional insights into various aspects of our business and our global operations. In 2022,

In 2022 the corporate governance and nominating committee led an in-depth review of our director education program in light of evolving trends, and introduced an additional requirement that directors take specialized education programs in key areas of focus based on committee membership. Starting in 2023, members of the corporate governance and nominating committee must take at least one externally facilitated ESG-related education session, and members of the risk committee must take at least one externally facilitated cybersecurity-related education session every two years. The sessions may be external courses or externally facilitated sessions tailored to cover issues relevant to Manulife and open to all board members.

members of the board engaged with Manulife employees at several events, both in person and virtually.

Committee chairs may also coordinate education sessions on specific topics for their committee members.

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The table below provides highlights of our continuing education program for directors in 2022:

Topic	Date	Attendees

Business and operations
Global Wealth & Asset Management Overview	February 2022	board
Asia Overview	May 2022	board
U.S. Overview	June 2022	board
Canada Overview	November 2022	board

Market trends and regulatory updates
ESG	February 2022 May 2022 December 2022	board
Cybersecurity	February 2022 May 2022 August 2022 November 2022	risk committee
Transition to IFRS 17	May 2022 June 2022	board
Impact of Inflation and Interest Rates	June 2022	board
Innovation Strategy	June 2022	board
Future of Long Term Care	September 2022	board
Future Trends in Digital Customer Needs	September 2022	board
Global Geo-politics	September 2022	board
Macroeconomic Environment and Global Outlook	September 2022	board
Updates in Corporate Governance	December 2022	board

We also encourage directors to participate in outside professional development programs. We pay for these expenses so long as the program is approved in advance according to established procedures.

All of our directors are members of the Institute of Corporate Directors (ICD) and the National Association of Corporate Directors (NACD), which provide continuing education for directors through publications, seminars and conferences. They are also provided with corporate subscriptions to certain relevant industry publications.

ASSESSMENT

The board carries out an annual self-assessment which is tailored each year to address the board’s current priorities.

The self-assessment process includes an assessment of the performance and effectiveness of:

•	the board and the board chair vis-à-vis the board’s objectives
•	the committees and the chairs of those committees vis-à-vis the committee objectives
•	themselves and their peers
•	the board’s relationship with management (including feedback from management where appropriate).

The results of the board’s self-assessment and of the assessment of the Chair of the Board are reviewed by the corporate governance and nominating committee and the Chair of that committee reports on those results to the full board. The board meets in camera to discuss the feedback and agree on its objectives for the coming year. The Chair of the Board shares peer feedback with individual directors as appropriate.

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Each year the board also engages in a review to assess the performance and effectiveness of the Chair of the Board in carrying out his mandate.

Each of the committee chairs solicits feedback from committee members on their respective

In 2022 the board chair assessment consisted of a deep dive on the attributes and priorities required of the next Chair of the Board to support Manulife in achieving its strategic objectives.

committee’s performance against the prior year objectives and proposed objectives for the following year. Each committee also meets in camera to discuss the assessment and to review and assess the adequacy of their respective committee charters and confirm all requirements of the charter were met during the year.

An independent consultant facilitated the self-assessment process in 2021.

In 2022, in light of the planned retirement of Mr. Cassaday at the end of his term, the board conducted the self-assessment in tandem with the chair succession process that included extensive feedback from all board members on, among other things, the attributes and priorities required of the next Chair of the Board to support Manulife in achieving its strategic objectives. This review included extensive interviews of each board member conducted by a subcommittee of the board to solicit feedback. The process included one-on-one interviews between the incoming Chair of the Board and each director to obtain feedback on the performance of the board, committees, committee chairs and individual directors and to aid in developing the board’s objectives for the following year.

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Other Information

ESG at Manulife

We report on the economic, environmental and social dimensions of our products and services, operations and community activities in our annual ESG Report and Public Accountability Statement. These two reports provide information on priorities and performance and can be found on the Sustainability section of the company’s website at manulife.com/sustainability. You can read more about the board’s oversight of ESG in our annual ESG Report.

In 2022, we launched our Impact Agenda, which outlines our key focus areas to drive sustained social and environmental impact through our business and our interactions with customers, communities and the environments in which we operate. There are three key areas of focus: empowering sustained health and well-being, driving inclusive economic opportunity and accelerating a sustainable future.

To ensure our sustainability efforts make an impact beyond our business, we actively engage with recognized international initiatives and frameworks to help drive progress across industries and geographies. Since 2017, Manulife has been a supporter of the Financial Stability Board’s Task Force on Climate-related Financial Disclosures (TCFD) recommendations. In alignment with the TCFD recommendations, our 2022 Management’s Discussion and Analysis includes disclosures related to our climate risk governance, risk management, strategy, metrics, and targets in the Strategic Risk section, under Environmental, Social and Governance Risks. Please see our annual ESG Report, which will be published in the second quarter of 2023, for detailed disclosure about how Manulife is implementing the TCFD recommendations.

Oversight of ESG strategy

Manulife’s sustainability governance framework (our ESG framework) is designed to help us achieve our sustainability objectives across the enterprise by facilitating strategic decision-making within the context of our business objectives.

Oversight of the ESG framework, including matters related to climate change, is included in the corporate governance and nominating committee’s mandate. The committee receives regular updates on relevant ESG topics, including Manulife’s Impact Agenda and climate action plan. Manulife’s Executive Sustainability Council, which includes members of the Executive Leadership Team and the Chief Sustainability Officer, is responsible for ESG-related strategy and disclosures. It meets monthly and provides quarterly updates to the committee. The Executive Sustainability Council is supported by an ESG Centre of Expertise that consists of representatives from multiple businesses and functional areas and includes a Climate Change Taskforce.

You can read more about the board’s oversight of sustainability and ESG initiatives on page 30.

Executive compensation linked to ESG

As part of our ESG strategy, Manulife sets enterprise goals for ESG-related measures that are key to our business strategy. These factor into executive compensation in two ways:

• The strategic focus component of the company performance score includes goals linked to diversity, equity and inclusion, climate action, employee engagement and customer satisfaction (see page 46)

Climate Action Plan

We recognize the link between environmental and financial stewardship, and have established a climate action plan to support the transition to a net zero economy. We are actively incorporating climate change considerations into our decision-making, including how we manage our operations, how we make investment decisions, and how we develop and offer financial products and services. Although addressing climate change and achieving net zero will require a global effort, we hope to contribute to this effort by:

• Operations: reducing Manulife’s scope 1 and 2 emissions by 35% by 2035 relative to our 2019 emissions

• Investments: achieving net zero in our General Account’s investment portfolio by 2050 and actively investing our own assets in sustainable investments, such as in renewable energy and sustainably managed timberland, agriculture and real estate

• Products and services: developing innovative client solutions that contribute to climate change mitigation and resilience

You can read more about these commitments and the challenges we are navigating as we work towards them at http://manulife.com/climate.

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•

Individual performance goals for each named executive (which help determine final awards each year), also include goals linked to diversity, equity and inclusion, climate action, employee engagement and leadership accountability, as well as risk goals such as cybersecurity and ethical business conduct (see the executive profiles starting on page 67).

2022 sustainability highlights

You can read about our sustainability initiatives and performance on our sustainability website (manulife.com/sustainability), and in our most recent ESG Report and Public Accountability Statement (published in the second quarter of 2023). These disclosures are informed by voluntary reporting frameworks, including the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB) and the TCFD. The report also discusses our membership of several global sustainability networks, including the Principles for Responsible Investment (PRI) and Climate Action 100+.

Liability insurance

We have liability insurance to protect our directors and officers against liabilities they may incur as directors and officers of Manulife and our subsidiaries in circumstances where we cannot indemnify them. Our current policy provides approximately US$500 million in coverage and will be reviewed in September 2023.

Loans to directors and officers

We may grant loans to our directors, officers and other employees in the regular course of business as long as the loans are in compliance with legal and regulatory requirements and are on market terms, and therefore on the same terms as loans we make to customers with similar creditworthiness.

As at February 28, 2023 the total indebtedness to Manulife or any of our subsidiaries of all officers, directors and employees and former officers, directors and employees of Manulife or our subsidiaries, excluding routine indebtedness under applicable Canadian securities laws, was $455,713.

Name and principal position	Involvement of company or subsidiary	Largest amount outstanding during financial year ended December 31, 2022[1] ($)	Amount outstanding as at February 28, 2023[1] ($)
Paul Lorentz, President and CEO, Global Wealth and Asset Management	Manulife Bank as Mortgagee	$612,251	$455,713

1

Amount represents a Manulife One Account secured against a secondary residence of the borrower. As at December 31, 2022, the facility had a balance of $462,275 in a sub account with a fixed rate of 2.04% per annum and a 5 year term and a revolving balance of $149,976 at the Manulife One variable base rate of 6.95% per annum. As at February 28, 2023, the facility had a balance of $442,765 in the sub account and a revolving balance of $12,948 at the Manulife One variable base rate of 7.20%.

Directors’ approval

The board of directors has approved the contents of this circular and authorized us to distribute it to all shareholders of record.

Antonella Deo

Corporate Secretary

March 15, 2023

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